Form 20-F
PORTRUSH PETROLEUM CORP
filed 2003-07-14
CIK 1008112

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Annual Report

Fiscal 2002 Ended December 31, 2002

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ________

Commission file number 0-27768

PORTRUSH PETROLEUM CORPORATION

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             20,060,608

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 38

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

Introduction...............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  36

Item 14. Material Modifications to the Rights of Security Holders and

         Use of Proceeds..................................................  37

Item 15. Controls and Procedures..........................................  37

Item 16. Reserved

PART III

Item 17. Financial Statements.............................................. 38

Item 18. Financial Statements.............................................. 38

Item 19. Exhibits.......................................................... 38

INTRODUCTION

Portrush Petroleum Corporation was organized under the laws of British Columbia, Canada.  In this Annual Report, the "Company", "we," "our" and "us" refer to Portrush Petroleum Corporation (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 1687 West Broadway #200, Vancouver, British Columbia, Canada  V6J 1X2.  Our telephone number is 604-724-9524.

BUSINESS OF PORTRUSH PETROLEUM CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  Without any material properties at 12/31/1999, the Company acquired interests in numerous oil/gas properties in Canada and Michigan, USA during 2000/2001.  The Company maintains its 22.5% working interest in the Lenox Prospects, a producing oil/gas property in Michigan, USA.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects".  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business.  These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements.  In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

 --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

  --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as discussed in footnotes to the financial statements.

The selected financial data of the Company for Fiscal 2002, Fiscal 2001 and Fiscal 2000 ended December 31st was derived from the financial statements of the Company which have been audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 1999 and Fiscal 1998 ended December 31st are derived from the Company's audited financial statements, not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  Material variations in the accounting principles, practices and methods used in preparing those financial statements from principles, practices and methods accepted in the United States are disclosed in Note #13 to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-five stock consolidation effective March 2000.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                              Year        Year        Year      Year      Year

                             Ended       Ended       Ended     Ended     Ended

                        12/31/2002  12/31/2001  12/31/2000  12/31/99  12/31/98

-------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                    $ 0         $ 0         $ 0       $ 0       $ 0

Operating Income (Loss)      ($382)      ($256)      ($187)     ($65)    ($122)

Net Income (Loss)           ($1750)     ($1812)      ($185)     ($65)    ($133)

(Loss) per Share            ($0.10)     ($0.12)     ($0.04)   ($0.02)   ($0.05)

Dividends Per Share          $0.00       $0.00       $0.00     $0.00     $0.00

Wtd. Avg. Shares (000)       17767       15705        5109      2948      2757

Period-end Shares O/S        20061       16769        9540      2948      2948

-------------------------------------------------------------------------------

Working Capital              ($575)     ($1018)        $96     ($111)     ($46)

Oil/Gas Properties             376        2077        1123         0         0

Long-Term Debt                 168           0           0         0         0

Capital Stock                 9956        9654        8003      6488      6488

Shareholders’ Equity          (367)       1058        1219      (111)      (46)

Total Assets                   397        2206        1304         1         5

-------------------------------------------------------------------------------

US GAAP

Net Loss (Loss)             ($1750)     ($1812)      ($472)

US GAAP Loss Per Share      ($0.10)     ($0.12)     ($0.04)

US GAAP Wtd. Avg. Shares     17664       15602        5006

-------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2002 has been ($11,104,252).

(2)  Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended 12/31/2001 and 12/31/2000.  New accounting and disclosure standards were introduced under Canadian GAAP for fiscal years ending 12/31/2002.  Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the year ended 12/31/2002.  Under United States GAAP, the Company recorded additional compensation expense during the current year of $Nil (2001 - $Nil; 2000 - $286,847) based on the fair value of options granted to non-employees.

(3)  Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 103,125 escrowed, contingently cancelable common shares.  The release of such shares from escrow will result in compensation to be recorded reflecting the difference between the issue price of the shares ($0.175 per share) and the market price at the date of release.

(4)  Under SEC application of US GAAP, the Company would have expensed all costs associated with its exploration-stage natural resource properties during the period incurred.

______________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

May 2003                                                 1.42     1.34    1.37

April 2003                                               1.48     1.43    1.43

March 2003                                               1.49     1.47    1.47

February 2003                                            1.53     1.49    1.49

January 2003                                             1.58     1.52    1.53

December 2002                                            1.58     1.55    1.58

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50

Fiscal Year Ended 12/31/1999                    1.49     1.53     1.44    1.44

Fiscal Year Ended 12/31/1998                    1.49     1.57     1.41    1.54

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness              No Disclosure Necessary ---

3.C.  Reasons For The Offer And Use Of Proceeds    No Disclosure Necessary ---

3.D.  Risk Factors

The Company is subject to a number of risks and uncertainties, including the following:

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk.  There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Company’s properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable.  In its efforts to acquire properties, the Company competes with other companies that have significantly greater resources.  Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.  Competition for producing properties will be affected by the amount of funds available to the Company, information available to the Company and any standards established by the Company for the minimum projected return on investment.  Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that the Company will recover commercial quantities of hydrocarbons in the future.  The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection).  In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Limited Operating History and History of Losses

The Company has historically incurred losses from operations.  As at 12/31/2002, the Company had a cumulative deficit of ($10,344,956).  There can be no assurance that the Company will achieve profitability in the future.  In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

Financial Risks

The Company does not presently have sufficient financial resources to undertake by itself all of its planned exploration and development programs.  The exploration and development of the Company’s properties depend, therefore, on the Company’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.  There can be no assurance that the Company will obtain necessary additional financing or that any joint venture partner will obtain financing under the terms of any joint venture agreement into which it enters with the Company.  The failure of the Company to obtain additional financing on a timely basis or on terms favorable to the Company could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties.  In addition, the failure of any joint venture partner to obtain any required financing could adversely affect the Company’s ability to complete the exploration or development of any such joint venture project on a timely basis.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company’s efforts to raise such funding will be successful, or achieved on terms favorable to the Company or its existing shareholders.

Currency Fluctuations

The Company incurs costs and expenses in Canadian dollars.  The Company expects that any future production revenues will be denominated in Canadian dollars; however, oil and gas prices are generally quoted in United States dollars.  If the Canadian dollar goes down in value against the United States dollar while other factors remain constant, the Company will see a relative increase in production revenues and, conversely, if the United States dollar goes down in value against the Canadian dollar while other factors remain constant, the Company will see a relative decrease in production revenues.  The Company does not presently hedge against currency fluctuations; as such, fluctuations will have a minimal effect on its operations until the Company has sustained production revenues.

Absence of Dividends

The Company has never paid cash dividends and does not intend to do so in the foreseeable future.  There can be no assurance that the Company’s directors will ever declare cash dividends, which action is completely within their discretion.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers and directors, and the loss of one or more of these individuals could have a material adverse effect on the Company.  None of these individuals have entered into employment agreements with the Company and the Company does not maintain key-person insurance policies on any of its executive officers.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other resource companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest.

Expiration of Licenses and Leases

The Company’s properties are held in the form of licenses, leases, and working interests in licenses and leases.  If the Company or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each license or lease will be met.  The termination or expiration of the Company’s licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Company’s results of operation and business.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Company.  The Company may be subject to liability for pollution and other damages due to hazards that cannot be insured against due to prohibitive premium costs or for other reasons.  Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis.  Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Company may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Volatility of Oil and Gas Prices

The Company’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.

Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Title to Properties

It is the practice of the Company in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under the lease.  Rather, the Company relies upon the judgment of oil and gas lease brokers or landsmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest.  The Company believes that this practice is widely followed in the oil and gas industry.

Prior to the drilling of a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled.  Frequently, because of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense.  The work might include obtaining affidavits of heirship or causing an estate to be administered.  From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired.  In such instances, the amount paid for such oil and gas lease or leases may be lost.

There may be title defects that affect lands comprising a portion of the Company’s Properties.

History of Losses

The Company has had a history of losses and there is no assurance that it can reach profitability in the future.  The Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help expand not only the production capacity of the corporation’s vendors but also to improve market penetration and sales through an increasing distribution network.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, as expected, then such financings could result in significant dilution to existing shareholders.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Considered Penny Stocks And Are Subject To The Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.05 (low) to CDN$0.30 (high) during the period from 1/1/2002 to 12/31/2002.  The closing price of our shares on 5/31/2003 was CDN$0.09.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

There Is Uncertainty As To Our Shareholders’ Ability To Enforce Civil Liabilities In Canada or Ireland

The preponderance of our assets are located outside the United States and are held through companies incorporated under the laws of Canada.  In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for shareholders to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of Canada or Ireland, would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or Ireland against us or such persons predicated upon the securities laws of the United States or any state thereof.

As a "foreign private issuer, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:  The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Portrush Petroleum Corporation (hereinafter, together with its subsidiary, is also referred to as the "Company") in engaged in the exploration for oil/gas.  Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties in Ontario, Canada and Michigan, USA during 2000.  During 2001, the Ontario properties were disposed of; and during 2001 a Wyoming, USA property interest and the Alberta, Canada Cranberry-Botha Prospects were acquired.  During 2002, the Wyoming property interest and the Crannberry-Botha Prospects were disposed.  The Company is focused on the producing Lenox Property in Michigan, USA.

It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs on its properties and on other properties that it may acquire an interest in, to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells.

The Company’s executive office is located at:

 1687 West Broadway #200

 Vancouver, British Columbia, Canada  V6J 1X2

 Telephone: 604-724-9524; and

 Facsimile: 604-738-8116.

The Company’s registered office is located at:

 595 Howe Street #700

 Vancouver, British Columbia, Canada  V6C 2T5

 Telephone: 604-687-2923; and

 Facsimile: 604-687-5960.

The contact person is: Neal Iverson, Secretary

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary, Texas Gulf Petroleum Corp., incorporated in Nevada on 7/20/1981, acquired on 8/31/1995.  This subsidiary is inactive.

The Company's common shares trade on the Toronto Venture Exchange in Canada under the symbol "PSH.V” and on the NASD Electronic Bulletin Board in the USA under the symbol "PRRPF.OB".

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/2002, the end of the Company's most recent fiscal year, there were 20,060,608 common shares issued and outstanding.  At 5/31/2003, there were 21,006,608 shares issued and outstanding.

Effective 3/15/2000, the Company completed a one-for-five stock consolidation.  All references to per share data and numbers of shares refer to post-split data.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  Material variations in the accounting principles, practices and methods used in preparing those financial statements from principles, practices and methods accepted in the United States are disclosed in Note #13 to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.  All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information contained in this Annual Report is current as at 5/31/2003, except where a different date is specified.

History and Development

Incorporation/Name Changes

The Company was incorporated under the laws of Ontario, Canada, on 2/9/1965 under the name “Barbi Lake Copper Mines Limited”.  The Company’s name was changed to “Bar Resources Limited” on 4/28/1983, to “Southern Bar Minerals Corporation” on 10/31/1995, to “Texas Gulf Petroleum Corporation” on 2/12/1996, and to “Portrush Petroleum Corporation” on 3/15/2000.

Stock Consolidations

The Company consolidated its common shares on a 1-for-3.5 basis effective 12/19/1994 and on a 1-for-5 basis on 3/15/2000.  All references to number of shares and to per share data reflect post-consolidation basis unless otherwise indicated.

Reverse Takeover with Texas Dome Petroleum Corporation

Effective 8/31/1995, the Company completed the acquisition of Texas Dome Petroleum Corporation (“Texas Dome”).  Consideration was the issuance of 878,497 common shares for the purchase of all of the loans and the acquisition of all of the common shares of Texas Dome at a deemed price of $1.25 per share, the total consideration being $1,098,121.  This transaction was accounted for as a reverse takeover (“RTO”) of Texas Gulf Petroleum Corporation (“Texas Gulf”) by the emerging company Texas Dome.  Accordingly, the financial statements of Texas Gulf and Texas Dome were consolidated.

In conjunction with the acquisition of Texas Dome: the Company also completed an August 1995 private placement of 125,000 units at $1.50 per unit (post consolidation); effected an August 1995 stock-for-debt settlement whereby the Company issued 171,733 common shares (post consolidation) to settle $300,533 in debt; and issued in October 1995, 103,125 “performance” common shares at a deemed price of $0.175 per share (post consolidation)(refer to ITEM #14 for additional details).

At the time of its acquisition, Texas Dome had been a private Alberta, Canada, based oil/gas exploration company with an 80% working interest in eight properties in Texas/Louisiana, USA (the “Prospects”).  Texas Dome had been incorporated in Alberta, Canada, on 8/31/1994.

In July 1995, in anticipation of the closing of the acquisition, J. Michael Mackey and Jack C. Stevenson joined the Company as Chairman/CEO/Director and President/COO/Director, respectively.  In October 1995, Hugh G. Farris became a Director.

Natural Resource Property Acquisition/Exploration/Development

Since incorporation, the Company's principal focus has been the acquisition and exploration/development of resource properties including precious metal (prior to Fiscal 1995) and oil/gas.

Property Acquisitions

Fiscal 1993: No properties acquired

Fiscal 1994: No properties acquired

Fiscal 1995: The “Prospects” (Texas Dome)

Fiscal 1996: No properties acquired

Fiscal 1997: No properties acquired

Fiscal 1998: No properties acquired

Fiscal 1999: No properties acquired

Fiscal 2000: Lambton/Kent Counties = Michigan Basin Property, Ontario

             Cranberry-Botha Prospects, Alberta

             Lenox Prospects, Michigan

Fiscal 2001: Rock Springs Prospects, Wyoming

Fiscal 2002: None

Fiscal 2003-To-Date: None

Property/Asset Dispositions

Fiscal 1995: None

Fiscal 1996: Norris Lake Property

Fiscal 1997: The “Prospects” (Texas Dome)

Fiscal 1998: None

Fiscal 1999: None

Fiscal 2000: None

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Fiscal 2002: Rock Springs Prospects, Wyoming

             Cranberry-Botha Prospects, Alberta

Fiscal 2003-To-Date: None

Private Placement Financings

Fiscal 1995:     600,000 units at $0.30

                 515,625 Performance Common Shares at $0.035

Fiscal 1996:   5,391,338 Special Units at $0.60

Fiscal 1997:   None

Fiscal 1998:     913,807 units at $0.35

               1,000,000 units at $0.15

Fiscal 1999:   None

Fiscal 2000:   2,541,667 Special Warrants at $0.12

               2,694,000 Units at $0.35

                 306,000 Flow-Through Common Shares at $0.35

               1,050,100 Units at $0.35

Fiscal 2001:   5,000,000 Units at $0.30

Fiscal 2002:     600,000 Units at $0.10

               2,500,000 Units at $0.10.

Fiscal 2003-To-Date: $180,000 Convertible Debenture; 8%, 5/1/2005

4.B.  BUSINESS OVERVIEW

Business of the Company – 2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada.  In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA.

Lenox Prospects, Michigan,USA

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second well, the Martin #1-21, is a 600-foot step-out from the discovery well.  Management anticipates that drilling expenditures on this property will approximate $250,000 during Fiscal 2003, primarily related to the second well.

At present, the Company has two wells on production averaging 260 barrels of oil a day and 250 MCF a day of gas is being flared.  The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.  Production revenue for Fiscal 2002 was $302,915.  This revenue was primarily derived from the Richards #1-20 well at Lennox that went on stream in January 2002.  This well continues to maintain production at approximately 120 barrels of oil a day.  In April 2003, a second well, the Martin #1-21 was placed on production at 150 barrels of oil a day.  Follow-up development drilling plans are being finalized for the project and the Company is anxious to develop additional production at this time.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period.  These oil and gas filled reefs are the principal target for exploration companies in the basin. The Company is now in a position to form relationships with industry partners to evaluate other   Silurian reef projects in the basin.  The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Other Properties

Considerable exploration, outlined below, was done on the Lambton/Kent Prospects during Fiscal 2000/2001 before management concluded that the properties were not viable and the Company's interests were written off in Fiscal 2001.

Substantial exploration was done on the Cranberry-Botha Property during Fiscal 2001, including five wells.  After analysis of this work, during 2002, management wrote off the costs, $1,441,793.

The Company expended $99,862 on exploration of the Rock Springs Prospect during Fiscal 2001 and $64,594 during Fiscal 2002.  After analysis of this work, during 2002, management decided not to participate in further exploration and wrote off all acquisition/exploration costs, totaling $164,456.

United States vs. Foreign Sales/Assets

During Fiscal 2002, the Company generated $302,915 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA.  During Fiscal 2001/2000/1999, the Company generated no sales revenue.

At 12/31/2002, 12/31/2001 and 12/31/2000, respectively, $21,307 and $1,570,947 and $768,499 of the Company’s assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3, all proved reserves are located at the Lenox Prospects in Michigan, USA.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

For the Years Ended 12/31/2002, 12/31/2001, 12/31/2000

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

Reserves, 12/31/1999                                              0.0     0.0

Discoveries/Extensions:                                           0.0     0.0

Production                                                       (0.0)   (x.x)

Reserves, 12/31/2000                                              0.0     0.0

Discoveries/Extensions:                                           0.0     0.0

Revisions                                                        (0.0)    0.0

Production                                                       (0.0)   (0.0)

Reserves, 12/31/2001                                              0.0     0.0

Discoveries/Extensions:                                        24,904    10.0

Revisions                                                        (0.0)   (0.0)

Production                                                     (6,521)   (0.0)

Reserves, 12/31/2002                                           18,383    10.0

______________________________________________________________________________

______________________________________________________________________________

Average sales price per unit and average production cost for oil and gas produced during the periods are shown in Table No. 4.  Production costs are allocated based on the weighted average of oil and gas sales.  In 2002 and 2001, production was primarily crude oil.

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)   Liquids (per bbl)

2002             ---                 $35             ---                  $6

2001             ---                 ---             ---                 ---

2000             ---                 ---             ---                 ---

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2003 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                   0      0.45

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2003.

Table No. 6

Productive/Undeveloped Acreage

______________________________________________________________________________

______________________________________________________________________________

                            Productive Acreage           Undeveloped Acreage__

                         Gross Acres   Net Acres       Gross Acres   Net Acres

Michigan, USA                  120.0        27.0               450        83.3

______________________________________________________________________________

______________________________________________________________________________

Productive and dry wells drilled during the following periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net______

Year                         Productive   Dry                 Productive   Dry

2002                                  1      0                     0.225     0

2001                                  1     10                     0.225     4

2000                                  0      0                         0     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There are no wells drilling as of 5/31/2003.

Delivery Commitments

There are no delivery commitments as of 5/31/2003.

Plan Of Operations

Source of Funds for Fiscal 2003

The Company’s primary source of funds since incorporation has been through the issuance of common stock and loans.  The Company generated $100,976 in oil/gas revenue in the first quarter of 2003 and anticipates $500,000 in oil/gas revenues during Fiscal 2003.

The Company had negative working capital balance of ($574,732) at 12/31/2002.  During Fiscal 2003, the Company raised: $141,900 through the exercise of 946,000 warrants and $180,000 from a convertible debenture issue.

At 5/31/2003, the Company had 1,500,000 outstanding stock options with an exercise price ranging from $0.10 to $0.20.  At 5/31/2003, the Company had 3,100,000 outstanding share purchase warrants an exercise price of $0.15.

The Company has had discussions with third parties about additional equity offering; but the talks as of 5/31/2003 were preliminary.

Use of Funds for Fiscal 2003

During Fiscal 2003, the Company estimates that total general/ administrative costs will be approximately $250,000.

During Fiscal 2003, the Company estimates that it will expend $0.5 million on property acquisition/exploration.

Anticipated Changes to Facilities/Employees

Since the signing of the property acquisition agreements, the Company added no additional personnel to assist in the seismic programs or for administrative/general activities.  There are no plans to add additional personnel to assist with the seismic/drilling programs; rather, the Company is relying on the property operators to provide all technical staff.

4.C. Organization Structure

The Company currently has one subsidiary: Texas Gulf Petroleum Corp., incorporated in Nevada on 7/20/1981, acquired on 8/31/1995.  This subsidiary is inactive

4.D.  Property, Plant and Equipment

Executive Offices

The Company's executive offices are located in shared, rented premises of approximately 250 square feet at 1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2.  The Company began occupying this facility in May 2000 and considers the facility adequate for current needs.

Lenox Prospects, Michigan, USA

In June 2000, the Company acquired one-half of Range Petroleum Corporation’s 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan in consideration of cash payments to Range of $150,000 for each of the two areas.  The Company holds a 22.5% working interest in the property.  A successful well (Richards #1-20) was drilled and completed; the well commenced production in January 2002 and remains on production at about 140 barrels per day.  A second well (Centrica #1-21) was drilled and completed in January 2003.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties.  Readers should carefully review the risk factors described herein and in other documents the Company files from time to time with applicable securities commissions.

All per-share figures and number of shares are adjusted for the one-for-five stock consolidation effective March 2000.

Liquidity and Capital Resources

Fiscal 2003 to Date

The Company raised $141,900 from the exercise of 946,000 warrants.

The Company issued a convertible debenture for proceeds of $180,000 maturing 5/1/2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until 5/1/2004 and thereafter at $0.14 per unit until 5/1/2005.  Each unit is comprised of one common share and one common share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until 5/1/2004 and thereafter at $0.14 per share expiring 5/1/2005.

Fiscal 2002

The Company generated $302,915 in revenue from oil/gas production.  While the Company anticipates increased revenue during Fiscal 2003 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth; the Company expects to rely upon equity financing as its primary source of funding.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs.  The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Working Capital was a negative ($  574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

Cash Used in Fiscal 2002 Operating Activities totaled ($198,318), including the ($1,749,571) Net Loss.  Material adjustments included the $1,441,793 write-off of oil/gas properties, depletion of $398,046, and the (233,414) decrease in non-cash working capital.  Cash Used in Fiscal 2002 Investing Activities totaled ($61,327), for oil/gas property expenditures; predominately the oil/gas expenditures were for the Lenox Prospects in Michigan, USA.  Cash Provided by Fiscal 2002 Financing Activities totaled $259,116 from two private placements, the exercise of warrants, proceeds for loan payable, and repayment of advances from related parties.

Fiscal 2001

Working Capital was a negative ($1,018,261) at 12/31/2001.

Working Capital was             $   96,369 at 12/31/2000.

Cash Used in Fiscal 2001 Operating Activities totaled ($238,800), including the ($1,811,822) Net Loss.  Material adjustments included the $1,176,692 write-off of oil/gas properties, the $297,348 write-off of deferred financing costs, and the $98,982 increase in non-cash working capital.  Cash Used in Fiscal 2001 Investing Activities totaled ($1,386,646), for oil/gas property expenditures; much of the oil/gas expenditures were for the Cranberry/Botha Property in Alberta.  Cash Provided by Fiscal 2001 Financing Activities totaled $1,470,128; ($397,348) in deferred financing costs was an offset.

Results Of Operations

The Company was in the business of exploring/developing precious metal mineral properties from its 1980 incorporation until 1993 when it optioned out and/or joint-ventured its remaining mineral properties.  The Company conducted minimal operations while it monitored the performance of its partners during the next couple of years as it examined new lines of business to enter.

In June 1995, the Company signed an option agreement whereby it would acquire Texas Dome, a private Alberta, Canada, company involved in oil/gas exploration in Texas, USA.  When completed in August 1995, the de-emphasized its mining business and concentrated on the oil/gas exploration business.

During 1995/1996/1997, the Company was actively involved in exploring and drilling on its eight oil/gas prospects acquired in the Texas Dome acquisition.  During these years, the Company expended $3,250,000 on specific property acquisition/exploration.  In the end, the Company’s exploration efforts were unsuccessful and each of the prospects were written off.

During 1998/1999, the Company conducted minimal operations while it continued to search for new oil/gas properties to explore.

In March/April 2000, the Company entered into agreements with Range Petroleum Corporation (“Range”) to conduct seismic programs on twenty Silurian reef prospects in southwestern Ontario, Canada (“Lambton and Kent County Properties”).  Range will operate the program and provide the Company with technical support.  The Company will earn a 50% joint-venture interest in each of the properties after incurring $1,000,000 in exploration/development expenses in a staged seismic and drilling programs on each property.

In January 2000, the Company entered into agreements with Range to acquire one-half of Range’s 50% interest in two Silurian-Ordovician prospects and associated leased lands (approximately 2,560 acres) located in St. Clair County and Macomb County in consideration of cash payments to Range of $150,000 for each of the two areas, Cottrellville/Lenox Prospects.

In January 2001, the Company entered into agreements with Range to participate in four wells plus an option well, exploratory drilling program, on a 64-section farm-out package in northern Alberta, Cranberry-Botha Property.

During 2001, the Company expensed costs in the amount of $297,000 incurred to develop and market the 2001 Petroleum Resource Fund that was designed to raise capital for additional drilling based on proven gas reserves in the Western Canada Sedimentary Basin (which included the Cranberry Property in northern Alberta) and the Michigan Basin.  Drilling on the Cranberry property did not result in any proven gas reserves (although the wells are producing fluid containing oil and water) and the Company was unable to complete the marketing of the Fund.  The company is hopeful that a similar fund can be used to raise additional drilling funds based on success in the Michigan basin.

During 2001, the Company incurred $1,386,646 in expenditures associated with its participation in various oil and gas exploration and development programs.

During 2001, the Company announced that the Portrush RPC Courtright #2 Silurian reef gas and oil discovery had been tied into production facilities recently installed at the property located in Moore Township, Lambton County, SW. Ontario.  The well is averaging 40 barrels of fluid per day (15 oil, 25 water).  The Company has a 25% working interest in the property.  The leases on the remaining exploration targets in Kent and Lambton counties, Ontario, have not been renewed and have reverted back to the leaseholder.  The Company has written off the exploration costs associated with these leases in the amount of $1,176,692.

During 2001, the Company participated in a five-well drilling program in northern Alberta on the Cranberry-Botha property.  The operator of the property, Range Petroleum Corporation, elected to complete the wells and has requested that the Company contribute its share of the completion costs and other outstanding amounts totaling approximately $1,4 million.  The Company abandoned this prospect in 2002.

In January 2002, the Company completed of the Richards # 1-20 well, testing a Silurian Niagarin reef anomaly in Lenox Township, Macomb County, southeast Michigan.  The well commenced commercial production in January 2002 at a rate of 150 bbls/day.  The Company holds a 22.5% working interest in the property.

In September 2001, the Company announced an agreement with CP Resources LLC of Denver, Colorado to participate in a package of four drilling prospects located on the southeastern flank of the Rock Spring Uplift, in the Green River Basin of southwestern Wyoming.  The four prospects encompass approximately 20,000 gross acres and are located 30 miles southeast of the town of Rock Springs, Wyoming.  The four prospects include two Cretaceous Second Frontier Formation development prospects, a third Cretaceous Second frontier Formation exploration prospect and an exploratory Almond Coalbed Methane prospect.  The Company will have a working interest of 25% on each prospect.  The Company spent $164,456 on acquisition/exploration during 2001/2002 before abandoning the project.

In 2002, the Company concluded the negotiation of a formal joint venture agreement with Harrison Western CDN Inc. to participate in a venture, previously announced in December 2001, to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations.  During Fiscal 2002, the Company decided not to proceed with this joint venture.

All per share figures and number of shares are adjusted for the one-for-five

Fiscal 2002 Ended December 31, 2002 versus Fiscal 2001

Administrative expenses increased during Fiscal 2002 as expected due to the Company’s increased exploration and development activity and fund raising undertaken.  Administration expenses fell to $216,124 compared to $256,160 last year.  Professional fees fell to $65,253 compared to $89,203 last year.  Martin Cotter, the President of the Company, was paid and/or accrued management fees of $60,000 for Fiscal 2002 compared to $60,000 last year.  In addition, the Company paid consulting fees of $19,700 compared to $41,009 for last year for work related to reviewing various oil/gas prospects.

Net Loss for Fiscal 2002 was ($1,749,571) including the ($1,441,793) write-off of oil/gas property interests and depletion expenses of $398,046 ($nil last year).  Net Loss Per Share was ($0.10).  Weighted average number of shares was 17,767,024 versus 15,705,472 last year.

Fiscal 2001 Ended December 31, 2001 versus Fiscal 2000

Administrative expenses increased during Fiscal 2001 as expected due to the Company’s increased exploration and development activity and fund raising undertaken.  Administration expenses more than doubled to $256,160 compared to $187,254 last year.  Martin Cotter, the President of the Company, was paid and/or accrued management fees of $60,000 for Fiscal 2001 compared to $26,000 last year.  In addition, the Company paid consulting fees of $41,009 compared to $26,000 for last year for work related to reviewing various oil/gas prospects.

Net Loss for Fiscal 2001 was ($1,811,822) including the ($1,176,692) write-off of oil/gas property interests, the ($297,348) write-off of deferred financing costs, and a ($83,000) settlement of a lawsuit.  Net Loss Per Share was ($0.12).  Weighted average number of shares was 15,705,472 versus 5,109,486 last year.

Fiscal 2000 Ended December 31, 2000 versus Fiscal 1999

General and administration expenses have fluctuated over the past five years, being as low as $65,127 in 1999 when the Company was relatively inactive. General and administrative expenses for 2000 were $187,254, down from a high of $671,072 in 1995 when the Company was very active (1998: $122,303). The Company expects that general and administrative expenses will increase in 2001 as the Company's exploration and development expenses increase as a result of the Company's exploration and development activities.

During 2000, the Company paid or accrued to the President of the Company fees of $20,000 and travel expenses of $20,870; consulting fees of $10,000 were paid to a director of the Company; and fees of $4,000 were paid the Company's Secretary.

Net Loss for 2000 was ($184,688) including $2,566 in interest income.  Net Loss Per Share was ($0.03).  Weighted average number of shares was 5,109,486.

US GAAP Reconciliation

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.  Under the full cost method of accounting in the United States, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes.  Under United States GAAP, an additional ceiling test write-down was not required as at December 31, 2002, 2001 and 2000.

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s financial statements was not required for the years ended 12/31/2001 and 12/31/2000.  New accounting and disclosure standards were introduced under Canadian GAAP for fiscal years ending 12/31/2002.  Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the year ended 12/31/2002.  Under United States GAAP, the Company recorded additional compensation expense during the current year of $Nil  (2001 - $Nil; 2000 - $286,847) based on the fair value of options granted to non-employees.

Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 103,125 escrowed, contingently cancelable common shares (post consolidation).  The release of such shares from escrow will result in compensation to be recorded reflecting the difference between the issue price of the shares ($0.175 per share) and the market price at the date of release.

Research and Development, Trademarks, Licenses, and Etc.

No Disclosure Necessary

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

May 31, 2003

______________________________________________________________________________

______________________________________________________________________________

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   52      January 1996

Neal Iverson (3)                 Secretary/Director       52        March 2000

Bruce Nurse (1)(4)               Director                 41    September 2000

Phil E. Pearce (1)(5)            Director                 74    September 2001

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends over half of his time on the affairs of the Company.

     Resident/Citizen of Ireland

     Business address: 65 Main Street, Blackrock, Dublin, Ireland.

(3)  He spends about 10% of his time on the affairs of the Company.

     Resident/Citizen of British Columbia, Canada

     Business address: c/o Portrush Petroleum Corp.

                           1687 West Broadway #200,

                           Vancouver, British Columbia  V6J 1X2

(4)  Resident/Citizen of British Columbia, Canada

     Business address: c/o Portrush Petroleum Corp.

                           1687 West Broadway #200,

                           Vancouver, British Columbia  V6J 1X2

(5)  Resident/Citizen of North Carolina, USA

     Business address: 6624 Glenleaf Court, Charlotte, NC, USA  28270

______________________________________________________________________________

______________________________________________________________________________

Martin P. Cotter, President/CEO/Director of the Company is a professional engineer resident in Dublin, Ireland.  He also manages Ashcliff Holdings, a private property and investment company.  In addition, he is a director of Trilogy Metals Inc., a public company trading on the TSX Venture Exchange.

Neal Iverson, Secretary of the Company, is a commercial realtor who has been associated with Western Mortgage Realty Corporation in Vancouver, British Columbia for over fifteen years.

Bruce Nurse, Director of the Company, brings over ten years of financial industry and corporate investor relations experience.

Phil E. Pearce, Director of the Company, since 1990, has been an independent business consultant with Phil E. Pearce & Associates and Chairman/Director of Financial Express Corporation.  Mr. Pearce brings three decades of experience regarding financial markets.  He is a graduate of the University of South Carolina and attended the Wharton School of Investment Banking at the University of Pennsylvania.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors with management service contracts but without term of office, except as disclosed in ITEM #6B below.

Despite the Company’s Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to property carry out their duties.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.  There are no family relationships between any two or more Directors or Executive Officers.

6.B.  Compensation

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Senior Management Compensation.  During Fiscal 2002 Ended 12/31/2002, the Company paid/accrued salary/compensation (directly and indirectly) to one Senior Management/Director totaling $60,000; to Martin Cotter.  850,000 stock options were granted to Senior Management during Fiscal 2002, all at market prices.  No Senior Management exercised any stock options during Fiscal 2002.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 9

Stock Option Grants in Fiscal 2002 Ended 12/31/2002

______________________________________________________________________________

______________________________________________________________________________

                           Percentage               Market Value of Securities

                     Number        of   Exer.               Underlying Options

                         of     Total  Price                           on Date

                    Options   Options    Per      Grant      Exp’r    of Grant

Name                Granted   Granted  Share       Date       Date   Per Share

------------------------------------------------------------------------------

Martin P. Cotter    500,000       43%  $0x10   4/5/2002   4/5/2004       $0.10

Bruce Nurse         200,000       17%  $0.10   4/5/2002   4/5/2004       $0.10

Neal Iverson        150,000       13%  $0.10   4/5/2002   4/5/2004       $0.10

Management Total    850,000       74%

Employees/Others    300,000       26%  $0.10   4/5/2002   4/5/2004       $0.10

Total             1,150,000      100%

------------------------------------------------------------------------------

(1)  All options granted were vested upon granting.

______________________________________________________________________________

______________________________________________________________________________

The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.

The Company has no direct written employment contract with any Senior Management or Directors.

No funds were set aside/accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Except for the stock option program discussed in ITEM #6.E., "Share Ownership, Stock Options”, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2002 and has not met during Fiscal 2003-to-date.  The current members of the Audit Committee are: Martin Cotter, Bruce Nurse, and Phil Pearce.

6.D.  Employees

As of 5/31/2003, the Company had two active employees, including the two Senior Management.  As of 12/31/2002, 12/31/2001, and 12/31/2000, there were two, two, and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 10 lists, as of 5/16/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 7 also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 10

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Nextel Investment Properties (1)                  2,300,000     10.5%

Common   Silverbond Investments (2)                        1,363,333      6.2%

Common   Dhoon Bay Limited                                 1,100,000      5.2%

Common   Garwick Bay Limited                               1,100,000      5.2%

Common   Martin P. Cotter (3)                              1,046,666      4.9%

Common   Bruce Nurse (4)                                     596,166      2.8%

Common   Phil E. Pearce (3)                                  500,000      2.3%

Common   Neal Iverson (5)                                    150,000      0.7%

Total Directors/Officers                                   8,156,165     37.8%

------------------------------------------------------------------------------

(1)  900,000 represent currently exercisable warrants.

(2)  850,000 represent currently exercisable warrants.

(3)  500,000 represent currently exercisable stock options.

(4)  200,000 represent currently exercisable stock options.

     200,000 represent currently exercisable warrants.

(5)  150,000 represent currently exercisable stock options.

#  Based on 21,060,608 shares outstanding as of 5/16/2003 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options

TSX Venture Exchange Rules and Policies

The terms and conditions of incentive options granted by the Company are done in accordance with the rules and policies of the TSX Venture Exchange, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The TSX Venture Exchange policy in respect of incentive stock options provides that shareholder approval is not required if the aggregate number of common shares that may be reserved for issuance pursuant to incentive stock options does not exceed 10% of the issued common shares of the Company, 5% to any one individual and 2% to any consultant at the time of granting.

Shareholder approval of the grant of incentive stock options is required pursuant to the rules of the TSX Venture Exchange where the grant will result in the Company having options outstanding which, in aggregate, are exercisable to acquire over 10% (to a maximum of 20%) of the outstanding common shares of the Company.

In addition, disinterested shareholders (all shareholders excluding insiders and associates of insiders) approval is required pursuant to the rules of the TSX Venture Exchange where:

(a) grant of incentive stock options could result at any time in:

    (i)  the Company having options outstanding to insiders which, in aggregate, are exercisable to acquire over 15% of the outstanding common shares of the Company; or

   (ii)  the issuance to insiders, within a one year period, of common shares which, in aggregate, exceed 10% of the outstanding common shares of the Company; or

  (iii)  the issuance to any one insider and such insider's associates, within a one year period, of common shares which, in aggregate, exceed 5% of the outstanding common shares of the Company; or

   (iv)  the issuance to any consultant of common shares which, in aggregate,

         exceed 2% of the outstanding common shares of the Company; or

(b) the Company is proposing to decrease the exercise price of stock options held by any insiders.

Company Stock Option Program

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange and the British Columbia Securities Commission.  The Company has no formal stock option plan.

Stock options for up to 10% of the number of issued and outstanding common shares may be granted from time to time, provided that stock options in favor of any one individual may not exceed 5% of the issued and outstanding common shares.  No stock option granted under the stock option program is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise prices for stock options are determined in accordance with TSX Venture Exchange guidelines and reflect the average closing price of the Registrant's common shares immediately preceding the day on which the Directors grant and publicly announce the stock options (subject to an regulatory-acceptable discount), and/or at a price no lower than $0.10 exercise price per share; and the maximum term of each stock option may not exceed five years.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 5/31/2003, as well as the number of options granted to Directors and all employees as a group

Table No. 11

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                                 Number of Shares of   CDN$

                                              Common   Exer.    Grant  Expir’n

Name                                           Stock   Price     Date     Date

Phil E. Pearce                               500,000   $0.20  10/3/01  10/3/03

Martin P. Cotter                             500,000   $0.10   4/5/02   4/5/04

Bruce Nurse                                  200,000   $0.10   4/5/02   4/5/04

Neal Iverson                                 150,000   $0.10   4/5/02   4/5/04

Total Officers/Directors                   1,350,000

Total Employees/Consultants (two)            150,000   $0.10   4/5/02   4/5/04

Total Officers/Directors/Etc.              1,500,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E. and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares, refer to Table No. 10 for additional information.

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2002  12/31/2001  12/31/2000

Nextel Investment Properties                 1,400,000     800,000     170,000

Silverbond Investments                         513,000     285,000     285,000

Dhoon Bay Limited                            1,100,000   1,100,000         nil

Garwick Bay Limited                          1,100,000   1,100,000         nil

Martin P. Cotter                               546,666     626,666     821,666

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/16/2003, the Company’s shareholders’ list showed 21,006,608 common shares outstanding and 352 registered shareholders, including 94 in the USA holding 7,294,680 common shares.  The Company has researched the indirect holding by depository institutions and other financial institutions estimates that there are 1800 beneficial owners.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Development of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.

  --– No Disclosure Necessary  –--

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2002 and Fiscal 2001, the Company accrued to Mr. Cotter fees totalling $60,000 and  $60,000, respectively.

Neal Iverson, Corporate Secretary/Director

During Fiscal 2002, the Company accrued to Mr. Iverson travel expenses of $6,000.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/1999, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel -- No Disclosure Necessary

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2002, Fiscal 2001 and Fiscal 2000

8.A.7.  Legal/Arbitration Proceedings

During August 2002, the Company concluded outstanding litigation brought against the Company by a former Director (Donald Specht).  The settlement resulted in $87,000 being paid to Mr. Specht.

Other than discussed above, the Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

Other than discussed above, the Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statement.

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the NASD OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.

Table No. 12 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for: the last six months, the last six fiscal quarters, and the last fiscal year.

Table No. 12

NASD Electronic Bulletin Board

 Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 6/30/2003                            276,600           $0.08   $0.06    $0.07

 5/31/2003                            192,200            0.10    0.06     0.07

 4/30/2003                            837.700            0.20    0.055    0.05

 3/31/2003                            106,600            0.135   0.06     0.06

 2/28/2003                            784,300            0.15    0.055    0.10

 1/31/2003                            571,600            0.10    0.045    0.05

------------------------------------------------------------------------------

Quarterly

 6/30/2003                          1,306,500           $0.20   $0.055   $0.07

 3/31/2003                          1,462,500            0.15    0.045    0.05

12/31/2002                            547,900            0.16    0.025   0.045

 9/30/2002                            446,800            0.09    0.02    0.035

 6/30/2002                            228,800            0.16    0.058    0.09

 3/31/2002                            117,250            0.07    0.05     0.05

------------------------------------------------------------------------------

Yearly

12/31/2002                          1,340,750           $0.16   $0.02   $0.035

______________________________________________________________________________

______________________________________________________________________________

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, under the symbol "PSH.V".  The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in August 1980 under a former name, "Barbi Lake Copper Mines Limited".

Table No. 13 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/1002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last five fiscal years, adjusted for March 2000 1:5 stock consolidation.

Table No. 13

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 6/30/2003                            643,399          $0.12   $0.09     $0.12

 5/31/2003                            570,522           0.12    0.09      0.09

 4/30/2003                          1,503,934           0.16    0.09      0.09

 3/31/2003                            548,757           0.17    0.08      0.10

 2/28/2003                          1,748,840           0.20    0.10      0.16

 1/31/2003                          1,803,030           0.13    0.07      0.10

------------------------------------------------------------------------------

Quarterly

 6/30/2003                          2,717,855          $0.16   $0.09     $0.09

 3/31/2003                          4,100,627           0.20    0.07      0.10

12/31/2002                          2,518,000           0.20    0.05      0.09

 9/30/2002                            864,160           0.14    0.05      0.06

 6/30/2002                          2,119,908           0.30    0.09      0.14

 3/31/2002                          2,605,253           0.13    0.07      0.10

12/31/2001                          3,950,360           0.40    0.12      0.16

 9/30/2001                          2,171,579           0.26    0.10      0.13

 6/30/2001                          7,464,397           0.65    0.17      0.23

 3/31/2001                          1,542,590           0.55    0.27      0.48

------------------------------------------------------------------------------

Yearly

12/31/2002                         8,107,321           $0.30   $0.05     $0.09

12/31/2001                        15,128,926            0.65    0.10      0.16

12/31/2000                           176,900            1.52    0.05      0.28

12/31/1999                            56,660            0.30    0.10      0.10

12/31/1998                            48,200            0.25    0.20      0.25

______________________________________________________________________________

______________________________________________________________________________

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Stock Exchange in Canada and on the NASD Electronic Bulletin Board in the United States.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital:   --- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Refer to discussion in Fiscal 2001 Annual Report on Form 20-F.

10.C.  Material Contracts: --- No Disclosure Necessary ---

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is of a general nature only and is not, and should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person.  Accordingly, U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.H.  Document on Display            --- No Disclosure Necessary ---

10.I.  Subsidiary Information         --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities             --- No Disclosure Necessary --

12.B.  Warrants and Rights         --- No Disclosure Necessary --

12.C.  Other Securities            --- No Disclosure Necessary --

12.D.  American Depository Shares  --- No Disclosure Necessary --

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

A.  Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures.  Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.  There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company yet does not have an "audit committee expert" serving on its audit committee; the Company will be required to comply with this pending new United States standard for its fiscal year ending December 31, 2003.

ITEM 16B.  CODE OF ETHICS

The Company yet has not adopted a written "code of ethics" that meets the new United States' standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes; the Company will be required to comply with this pending new United States standard for its fiscal year ending December 31, 2003.

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

 Auditor's Report, dated 4/30/2003

 Consolidated Balance Sheets at 12/31/2002 and 12/31/2001

 Consolidated Statements of Operations

   for the years ended 12/31/2002, 12/31/2001 and 12/31/2000

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2002 and 12/31/2001

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Certificates of Incorporation and Name Changes, By-Laws/Articles

    --- Incorporated by reference to the Registration Statement as amended;

        Annual Reports on Form 20-F, and Form 6-K’s ---

2.  Instruments defining the rights of holders of equity or debt securities

    being registered.   --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:  No Disclosure Necessary

4.  Material Contracts:

    --- Incorporated by reference to the Registration Statement as amended;

        Annual Reports on Form 20-F, and Form 6-K’s ---

5.  Foreign Patents: No Disclosure Necessary

6.  Earnings Per Share Calculation: No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges: No Disclosure Necessary

8.  List of Subsidiaries: No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:

    --- No Disclosure Necessary ---

10.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

99.1  CEO Certification Accompanying Periodic Report Pursuant to Section 906

      of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
April 30, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON

CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 30, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants
April 30, 2003

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

		2002	2001

ASSETS

Current
Cash		$ 17,456	$ 17,985
Receivables		3,851	111,169

Total current assets		21,307	129,154

Oil and gas properties (Note 3)		375,826	2,076,693

		$ 397,133	$ 2,205,847

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities		$ 590,039	$ 930,772
Due to related parties (Note 8)		6,000	216,643

Total current liabilities		596,039	1,147,415

Loan payable (Note 4)		167,926	-

		763,965	1,147,415

Shareholders' equity (deficiency)
Capital stock (Note 5)
Authorized
100,000,000	common shares without par value
Issued and outstanding
20,060,608	common shares (2001 – 16,768,942)	9,955,650	9,653,817
Contributed surplus (Note 5)		22,474	-
Deficit		(10,344,956)	(8,595,385)

		(366,832)	1,058,432

		$ 397,133	$ 2,205,847

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2002	2001	2000

REVENUE
Oil and gas revenue, net of royalties	$ 302,915	$ -	$ -

EXPENSES
Depletion	398,046	-	-
Operating	70,288	-	-
General and administrative (Note 6)	216,124	256,160	187,254

Total expenses	(684,458)	(256,160)	(187,254)

Loss before other items	(381,543)	(256,160)	(187,254)

OTHER INCOME (EXPENSE)
Interest income	120	1,378	2,566
Recovery of resource property costs	77,645	-	-
Write-off of oil and gas properties (Note 3)	(1,441,793)	(1,176,692)	-
Write-off of deferred financing costs	-	(297,348)	-
Settlement of lawsuit	(4,000)	(83,000)	-

Total other income (expense), net	(1,368,028)	(1,555,662)	2,566

Loss for the year	(1,749,571)	(1,811,822)	(184,688)

Deficit, beginning of year	(8,595,385)	(6,783,563)	(6,598,875)

Deficit, end of year	$(10,344,956)	$(8,595,385)	$(6,783,563)

Basic and diluted loss per share	$ (0.10)	$ (0.12)	$ (0.04)

Weighted average number of shares outstanding	17,767,024	15,705,472	5,109,486

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2002	2001	2000

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,749,571)	$(1,811,822)	$ (184,688)
Items not affecting cash:
Depletion	398,046	-	-
Write-off of oil and gas properties	1,441,793	1,176,692	-
Write-off of deferred financing costs	-	297,348	-
Recovery of resource property costs	(77,645)	-	-
Stock based compensation expense	22,474	-	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	107,318	(3,987)	(7,017)
Increase (decrease) in accounts payable and accrued liabilities	(340,733)	102,969	(27,746)

Cash used in operating activities	(198,318)	(238,800)	(219,451)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred financing costs	-	(397,348)	-
Advances from related parties	(210,643)	216,643	-
Net proceeds from issuance of capital stock	301,833	1,650,833	1,515,271
Proceeds of loan payable	167,926	-	-

Cash provided by financing activities	259,116	1,470,128	1,515,271

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(138,972)	(1,386,646)	(1,123,052)
Proceeds of resource property costs recovered	77,645	-	-

Cash used in investing activities	(61,327)	(1,386,646)	(1,123,052)

Change in cash position during year	(529)	(155,318)	172,768

Cash position, beginning of year	17,985	173,303	535

Cash position, end of year	$ 17,456	$ 17,985	$ 173,303

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

1.

NATURE AND CONTINUANCE OF OPERATIONS

Portrush Petroleum Corporation (the “Company”) is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties in Canada and the United States of America.

Included in recovery of resource property costs of $77,645 during the year ended December 31, 2002, are proceeds from the sale of the Company’s remaining interest in a mineral property located in the U.S.A. which was written off in prior years.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future.

	2002	2001

Deficit	$ (10,344,956)	$ (8,595,385)
Working capital (deficiency)	(574,732)	(1,018,261)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation, a company incorporated in the United States until August 2002, at which time the subsidiary was abandoned.  Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period.  Actual results could differ from these estimates.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells.  General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties.  The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Estimated future site restoration and abandonment costs, net of expected recoveries, are provided over the life of the proved reserves using the unit-of-production method.  Costs are estimated each year by management based on current regulations, costs, technology and industry standards.

Certain of the Company's exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Income taxes

The Company follows the asset/liability method of accounting for income taxes.  Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements.  The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.  At December 31, 2002, 2001 and 2000, the total number of potentially dilutive shares excluded from loss per share is 9,600,000, 10,002,503 and 6,311,667, respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2002	2001

Canada	$ -	$ 1,441,793

U.S.A.	773,872	634,900

	773,872	2,076,693

Less: Accumulated depletion	(398,046)	-

	$ 375,826	$2,076,693

Alberta prospects, Canada

At December 31, 2002, the oil and gas properties located in Canada include $nil (2001 - $1,441,793) relating to unproved properties that have been excluded from the depletion calculation. The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off. During the year ended December 31, 2001, the Company’s prospects located in Ontario were abandoned and all related costs of $1,176,692 were written-off.

Michigan and Wyoming, U.S.A.

At December 31, 2002, the oil and gas properties located in the U.S.A. include $nil (2001 - $634,900) relating to unproved properties that have been excluded from the depletion calculation. The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 25% working interest in a prospect located in Wyoming, U.S.A. During the year ended December 31, 2002, the prospect located in Wyoming was abandoned.  The ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $164,456 included in accumulated depletion.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

3.

OIL AND GAS PROPERTIES (cont’d…)

Expenditures on oil and gas prospects were incurred as follows:

2002	Canada	U.S.A.	Total

Drilling	$ -	$ 146,480	$ 146,480
Geological consulting	-	30,825	30,825

Total deferred costs for the year	-	177,305	177,305
Balance, beginning of year	1,441,793	634,900	2,076,693
Written-off during the year	(1,441,793)	-	(1,441,793)
Recovery of costs	-	(38,333)	(38,333)
Depletion	-	(398,046)	(398,046)

Balance, end of year	$ -	$ 375,826	$ 375,826

2001	Canada	U.S.A.	Total

Seismic survey	$ 153,310	$ -	$ 153,310
Drilling	1,380,717	-	1,380,717
Completion	472,301	-	472,301
Geological consulting	5,000	-	5,000
Project analysis	19,143	-	19,143
Staking and permitting	-	99,862	99,862

Total deferred costs for the year	2,030,471	99,862	2,130,333
Balance, beginning of year	588,014	535,038	1,123,052
Written off	(1,176,692)	-	(1,176,692)

Balance, end of year	$ 1,441,793	$ 634,900	$ 2,076,693

4.

LOAN PAYABLE

During the year ended December 31, 2002, the Company received subscriptions of $167,926 in advance on the issuance of a convertible debenture. The subscriptions are recorded as loan payable, are unsecured and non-interest bearing, and will be recorded pursuant to the terms of the convertible debenture upon completion subsequent to the year end (Note 12).

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

5.

CAPITAL STOCK

	Number of Shares	Amount

Issued and outstanding
Balance, December 31, 1999	2,948,015	$ 6,487,713

Special warrants	2,541,663	305,000
Private placement	4,050,100	1,417,535
Subscriptions received in advance	-	7,500
Share issuance costs	-	(214,764)

Balance, December 31, 2000	9,539,778	8,002,984

Private placements	5,000,000	1,500,000
Subscriptions received in prior year	-	(7,500)
Exercise of warrants	2,229,164	270,833
Share issuance costs	-	(112,500)

Balance, December 31, 2001	16,768,942	9,653,817

Private placement	3,100,000	310,000
Exercise of warrants	41,666	5,833
Exercise of options	150,000	15,000
Share issuance costs	-	(29,000)

Balance, December 31, 2002	20,060,608	$ 9,955,650

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

Stock options and warrants

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock.  The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies.  The options can be granted for a maximum term of 5 years.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

5.

CAPITAL STOCK (cont’d…)

Stock options and warrants (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2002:

	Number of Shares	Exercise Price	Expiry Date

Options	1,000,000	$ 0.10	April 5, 2004
	500,000	0.20	October 3, 2003

Warrants	5,000,000	0.35	March 5, 2003
	3,100,000	0.15	June 18, 2004

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2002		2001		2000
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price

Outstanding beginning of year	970,000	$ 0.27	790,000	$ 0.35	40,000	$ 0.75
Granted/repriced	1,150,000	0.10	500,000	0.20	790,000	0.35
Exercised	(150,000)	0.10	-	-	-	-
Expired/cancelled	(470,000)	0.35	(320,000)	0.35	(40,000)	0.75

Outstanding and exercisable, end of year	1,500,000	0.13	970,000	0.27	790,000	0.35
Weighted average fair value of options granted		$ 0.07		$ 0.16		$ 0.36

Stock-based compensation

Included in stock options granted and repriced during the year ended December 31, 2002 are 300,000 stock options issued to consultants and non-employees.  Using the Black-Scholes option pricing model, the stock options granted are marked to fair value through charges to the statements of operations. Total stock-based compensation for stock options granted to consultants and non-employees recognized during the year ended December 31, 2002 was $22,474 which has been recorded in the consolidated statement of operations as professional fees with corresponding additional paid-in capital recorded in stockholders’ equity.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

5.

CAPITAL STOCK (cont’d…)

Stock-based compensation (cont’d…)

The Company also granted and repriced 850,000 stock options to employees and directors during the current year.  The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

2002

Loss for the year as reported	$ (1,749,571)
Additional compensation expense	(63,674)

Pro-forma loss	$ (1,813,245)

Pro-forma basic and diluted loss per share	$ (0.10)

The following weighted average assumptions were used in the valuation of stock options granted during the year:

Risk-free interest rate	4.3%
Expected life of options	2 years
Annualized volatility	159%
Dividend rate	0.00%

6.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2002	2001	2000

Consulting and administration fees	$ 19,700	$ 11,009	$ 26,000
Consulting and administration fees – related party	-	30,000	-
Management fees – related party	60,000	60,000	26,000
Office and miscellaneous	15,842	35,305	5,899
Office and miscellaneous – related party	6,000	-	-
Professional fees	65,253	89,203	85,774
Transfer agent and regulatory fees	19,307	19,432	22,710
Travel and promotion	30,022	11,211	20,871

	$ 216,124	$ 256,160	$ 187,254

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2002	2001	2000

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

The Company did not have any non-cash transactions during the years ended December 31, 2002, 2001 and 2000.

8.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $60,000 (2001 - $60,000; 2000 - $26,000) to directors.

b)

Paid or accrued consulting fees of $Nil (2001 - $30,000; 2000 - $Nil) to a director.

c)

Paid or accrued rent included in office and miscellaneous expense of $6,000 (2001 - $Nil; 2000 - $Nil) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2002	2001	2000

Loss before income taxes (recovery)	$ (1,749,571)	$(1,811,822)	$ (184,688)

Current income taxes (recovery)	$ (692,830)	$ (808,073)	$ (84,255)
Write-off of oil and gas properties	570,950	524,805	-
Non-deductible items for tax	157,626	-	-
Other	(80,216)	76,902	-
Unrecognized benefits of non-capital losses	44,470	206,366	84,255

Total current income taxes (recovery)	$ -	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

9.

INCOME TAXES (cont’d…)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets (liabilities):
Oil and gas properties	$ 1,106,696	$ 436,951
Mineral property and related exploration expenditures	104,074	109,610
Financing fees	124,762	180,868
Operating losses available for future periods	2,066,698	2,314,299
Capital losses available	263,922	293,334

	3,666,152	3,335,062
Valuation allowance	(3,666,152)	(3,335,062)

Net future income tax asset (liability)	$ -	$ -

The Company has incurred operating losses of approximately $5,500,000 which, if unutilized, will expire through 2009.  Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas properties located in Canada and the U.S.A.  and considers its loss from operations for fiscal years 2002, 2001 and 2000 to relate to the oil and gas properties.  All of the Company’s revenue was derived from the oil and gas prospect located in Michigan, U.S.A.

As at December 31, 2003, the total amount of assets attributable to Canada is $21,307 (2001 - $1,570,947) and the total amount attributable to the U.S.A. is $375,826 (2001 - $634,900).

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the Company entered into the following transactions:

a)

The Company issued 946,000 common shares pursuant to the exercise of warrants at $0.15 per common share for proceeds of $141,900.  The warrants had an original exercise price of $0.35, however subsequent to the year end and prior to exercising the exercise price was reduced from $0.35 to $0.15 per share. The remaining warrants enabling the holders to acquire 4,054,000 common shares expired unexercised.

b)

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) and in SEC Regulation S-X are described and quantified below.

Consolidated financial statement balances under United States GAAP

	2002	2001
Consolidated balance sheets
Total assets under Canadian GAAP and United States GAAP	$ 397,133	$ 2,205,847

Total liabilities under Canadian GAAP and United States GAAP	$ 763,965	$ 1,147,415
Capital stock and contributed surplus under Canadian GAAP	9,978,124	9,653,817
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock and contributed surplus under United States GAAP	10,737,420	10,413,113
Deficit under Canadian GAAP	(10,344,956)	(8,595,385)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(11,104,252)	(9,354,681)
Total shareholders' equity (deficiency) under United States GAAP	(366,832)	1,058,432
Total liabilities and shareholders' equity (deficiency) under United States GAAP	$ 397,133	$ 2,205,847

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

	2002	2001	2000
Consolidated statements of operations
Loss for the year under Canadian GAAP	$ (1,749,571)	$ (1,811,822)	$(184,688)
Compensation expense on grant of stock options	-	-	(286,847)
Loss for the year under United States GAAP	$ (1,749,571)	$ (1,811,822)	$(471,535)

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statement of cash flows.

Oil and gas properties

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP, an additional ceiling test write-down was not required as at December 31, 2002, 2001 and 2000.

Stock based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the years ended December 31, 2001 and 2000.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 5) for the fiscal year ending December 31, 2002.  Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the year ended December 31, 2002.

Under United States GAAP, the Company recorded additional compensation expense during the years ended December 31, 2001 and 2000 of $Nil and $286,847 based on the fair value of options granted to non-employees.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Stock based compensation (cont’d…)

In calculating compensation expense under United States GAAP, the Company has utilized the Black-Scholes model to estimate the fair value of options granted or repriced in the year using the following key assumptions:

	2001	2000
Risk free interest rate	-	6.01%
Expected life	-	2 years
Expected volatility	-	187%
Expected dividends	-	-

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2002, 2001 and 2000 were 17,663,899, 15,602,347 and 5,006,361, respectively.  Accordingly, the loss per share for the years ended December 31, 2002, 2001 and 2000 were $(0.10), $(0.12) and $(0.04), respectively.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont’d…)

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 15, 2002.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2002

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont’d…)

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC # 0-27768

Registrant

July 11, 2003      By  s/s Martin Cotter____________________________

Date                   Martin Cotter, President/Director

July 11, 2003       By s/s Neal Iverson_____________________________

Date                   Neal Iverson, Corporate Secretary/Director

CERTIFICATIONS

I, Martin P. Cotter, certify that:

1. The registrant's other certifying officers and I have reviewed this Annual Report on Form 20-F of Portrush Petroleum Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Annual Report (the "Evaluation Date"); and

c) presented in this Annual Report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this Annual Report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 11, 2003       /s/ Martin P. Cotter________________________

                               Martin P. Cotter, President, CEO and Director