Form 20-F
period 2003-12-31
PORTRUSH PETROLEUM CORP
filed 2004-06-30
CIK 1008112

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For Fiscal Year Ended: December 31, 2003

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             26,693,667

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 41

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

Introduction...............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  39

Item 14. Material Modifications to the Rights of Security Holders and

         Use of Proceeds..................................................  39

Item 15. Controls and Procedures..........................................  39

Item 16. Reserved

Item 16A.  Audit Committee Financial Expert                                 39

Item 16B.  Code of Ethics                                                   39

Item 16C.  Principal Accountant Fees and Services                           40

Item 16D.  Exemptions from the Listing Standards for Audit Committees       40

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            40

PART III

Item 17. Financial Statements.............................................. 41

Item 18. Financial Statements.............................................. 41

Item 19. Exhibits.......................................................... 41

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

BUSINESS OF PORTRUSH PETROLEUM CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  The Company maintains: a 22.5% working interest in the Lenox Prospects, a producing oil/gas property in Michigan; a 15%-20% working interest in a Lenox North Property, a producing oil/gas project adjoining the Lenox Prospects; and a 10% working interest in the Mission River Development Project, a producing oil/gas property in Texas.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

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

The selected financial data of the Company for Fiscal 2003, Fiscal 2002 and Fiscal 2001 ended December 31st was derived from the financial statements of the Company which have been audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2000 and Fiscal 1999 ended December 31st are derived from the Company's audited financial statements, not included herein.

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

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian  GAAP.  Material variations in the accounting principles, practices and methods used in preparing those financial statements from principles, practices and methods accepted in the United States are disclosed in Note #13 to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-five stock consolidation effective March 2000.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                            Year        Year        Year        Year      Year

                           Ended       Ended       Ended       Ended     Ended

                      12/31/2003  12/31/2002  12/31/2001  12/31/2000  12/31/99

------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                 $415        $303         $ 0         $ 0        $0

Operating Income (Loss)    ($651)      ($382)      ($255)      ($187)     ($65)

Net Income (Loss)          ($747)     ($1750)     ($1812)      ($185)     ($65)

(Loss) per Share          ($0.03)     ($0.10)     ($0.12)     ($0.04)   ($0.02)

Dividends Per Share        $0.00       $0.00       $0.00       $0.00     $0.00

Wtd. Avg. Shares (000)     22236       17767       15705        5109      2948

Period-end Shares O/S      26694       20061       16769        9540      2948

-------------------------------------------------------------------------------

Working Capital            ($307)      ($575)     ($1018)        $96     ($111)

Oil/Gas Properties           174         376        2077        1123         0

Long-Term Debt                 6         168           0           0         0

Capital Stock              10534        9956        9654        8003      6488

Shareholders’ Equity        (140)       (367)       1058        1219      (111)

Total Assets                 183         397        2206        1304         1

-------------------------------------------------------------------------------

US GAAP

US GAAP Loss Per Share    ($0.03)     ($0.10)     ($0.12)

US GAAP Wtd. Avg. Shares   22133       17664       15602

-------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2003 has been ($11,850,750).

(2)  Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 103,125 escrowed, contingently cancelable common shares.  The release of such shares from escrow will result in compensation to be recorded reflecting the difference between the issue price of the shares ($0.175 per share) and the market price at the date of release.

(3) Under SEC application of US GAAP, the Company would have expensed all costs associated with its exploration-stage natural resource properties during the period incurred.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

May 2004                                                 1.40     1.36    1.37

April 2004                                               1.37     1.31    1.37

March 2004                                               1.35     1.31    1.31

February 2004                                            1.34     1.30    1.34

January 2004                                             1.33     1.27    1.33

December 2003                                            1.34     1.29    1.29

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50

Fiscal Year Ended 12/31/1999                    1.49     1.53     1.44    1.44

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

Limited Operating History and History of Losses

The Company has historically incurred losses from operations.  As at 12/31/2003, the Company had a cumulative deficit of ($11,091,454).  There can be no assurance that the Company will achieve profitability in the future.  In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.07 (low) to CDN$0.34 (high) during the period from 1/1/2003 to 12/31/2003.  The closing price of our shares on 12/31/2003 was CDN$0.21; the closing price of our shares on 5/31/2004 was CDN$0.20.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Portrush Petroleum Corporation (hereinafter, together with its subsidiary, is also referred to as the "Company") in engaged in the exploration for and production of oil/gas.  Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects) and two oil/gas properties during 2001.  The less promising properties have been disposed of and during 2002-2003 focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Lenox North Property was acquired in September 2003 and the Mission River Development Project was acquired in January 2004.

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

The Company’s executive office is located at:

 1687 West Broadway #200, Vancouver, British Columbia, Canada  V6J 1X2

 Telephone: 604-724-9524; and

 Facsimile: 604-738-8116.

 Website: http://www.portrushpetroleum.com/

 e-mail:  portrush@earthlink.net

The Company’s registered office is located at:

 595 Howe Street #700, Vancouver, British Columbia, Canada  V6C 2T5

 Telephone: 604-687-2923; and

 Facsimile: 604-687-5960.

The contact person is: Neal Iverson, Secretary

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol "PSH.V” and on the NASD Electronic Bulletin Board in the USA under the symbol "PRRPF.OB".

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 26,693,667 common shares issued and outstanding.  At 5/31/2004, there were 33,153,667 shares issued and outstanding.

Effective 3/15/2000, the Company completed a one-for-five stock consolidation.  All references to per share data and numbers of shares refer to post-split data.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing those financial statements from principles, practices and methods accepted in the United States are disclosed in Note #13 to the financial statements.

Herein, all references to "$" and "CDN$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars.  All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information contained in this Annual Report is current as at 5/31/2004, except where a different date is specified.

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

Property Acquisitions

Fiscal 1999: No properties acquired

Fiscal 2000: Lambton/Kent Counties = Michigan Basin Property, Ontario

             Cranberry-Botha Prospects, Alberta

             Lenox Prospects, Michigan

Fiscal 2001: Rock Springs Prospects, Wyoming

Fiscal 2003: Lenox North Prospects, Michigan

Fiscal 2004 To-Date: Mission River Development Project, Texas

Property/Asset Dispositions

Fiscal 1999: None

Fiscal 2000: None

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Fiscal 2002: Rock Springs Prospects, Wyoming

             Cranberry-Botha Prospects, Alberta

Fiscal 2003: None

Fiscal 2004 To-Date: None

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The following table lists equity offerings:

Year   Nature of Share Issuance      Number of Shares           Capital Raised

------------------------------------------------------------------------------

2000:  Special Warrant Offering      2,541,667 Special Warrants       $305,000

       Private Placement             2,694,000 Units                  $942,900

2001:  Private Placement             5,000,000 Units                  $150,000

2002:  Private Placement               600,000 Units                  $ 60,000

       Private Placement             2,500,000 Units                  $250,000

2003:  Convertible Debt Offering     8% Convertible Debentures (1)    $180,000

       Private Placement             2,100,000 Units                  $315,000

       Private Placement             2,037,059 Units                  $346,300

2004:  Private Placement             3,100,000 Units                  $620,000

------------------------------------------------------------------------------

(1) Converted to 1,500,000 common shares during FY2003.

4.B.  BUSINESS OVERVIEW

Business of the Company – 2004/2003/2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada.  In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA.  With the exception of the Lenox Prospects, these properties have been disposed of.

Lenox Prospects, Michigan,USA

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second well, also in production, the Martin #1-21, is a 600-foot step-out from the discovery well.  Management anticipates that drilling expenditures on this property will approximate $100,000 Fiscal 2004, primarily related to additional development wells.

At present, the Company has two wells on production currently producing at a combined rate of 75 barrels of oil per day (December 2003), with a gas to oil ratio of 840 scf per barrel.  40 MCF a day of gas is being flared.  Oil production is limited to one well at any one time in order to minimize the amount of gas being flared.  A right of way to build a pipeline to capture the gas is at the final stages of approval and this pipeline could be operational in 2004.  Production revenue for 2002 was $302,915, primarily derived from the Richards #1-20 well at Lenox that went on stream in January 2002.  Production revenue for 2003 was $415,244, derived from the combined production of the Richards #1-20 and the Martin #1-21 (which was placed on production in April 2003).  Follow-up development drilling plans are being finalized for the project and the Company is anxious to develop additional production as well as to have a facility in place to sell any gas produced.

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

Lenox North Prospects

In September 2003, the Company acquired a 22.5% working interest in a leasehold immediately north of it’s Lenox Prospect property in southeast Michigan.  The Company has also agreed an area of mutual interest (“AMI”) of approximately 2,000 acres comprising of leases in and around the said leasehold.  The operator plans to drill four wells on the property.  The Company has the option to participate in the drilling of the initial four wells and any further development wells within the AMI.  The target on the leasehold, which has seismic cover, is an extension of Niagarian reef that was discovered on the Lenox property.  Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves and are contained in surface area between 80 to 300 acres.

In October 2003, the LaTorie #1-20 Well was drilled.  This well, located approximately 1,300 north of the Richards #1-20 Well and Martin #1-21 Well, did not encountered the Silarian Reef, as hoped for, and was abandoned.

In April 2004, the Werderman #1-21 Well was drilled.  This well, located approximately 650 feet from the Martin #1-21 Well, was on a seismic line and was testing the southeastern extension of the platform reef from the Richards #1-20 and Martin #1-21 wells.  The reef was not encountered and the well was abandoned.

Mission River Development Project

In February 2004, the Company entered into an agreement to participate in a 12-well development-drilling program, at a 10% interest.  The initial 12-well program is estimated to cost approximately US$10.5 million or approximately US$800,000 per well.  A successful well can be drilled and producing within six weeks.  The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.

Natural gas in the area is typically sold into the local spot market at an estimated discount of US$0.50/mcf, relative to the Henry Hub price.  The current Henry Hub price is about US$6.53 per Mmbtu and averaged US$5.64 per Mmbtu for the first quarter of 2004.  A compression fee may be applied to the wellhead price.  The operating costs of a typical gas well are estimated to be US$2,500 per month.  Crude oil in the area is trucked to a local refinery and nets an estimated wellhead price of Cushing Spot less a US$1.50/barrel discount.  The current Cushing Spot price is about $40 per barrel and averaged about US$35 per barrel for the first quarter of 2004.  The operating costs of a typical oil well are estimated to be US$3,500 per month.

The operator, High Plains Gas Systems Inc, drilled the first well on 5/14/2004.  The #2 Scanio-Sheldon Well was drilled to the Massive Zone at 6,800 feet and was tested: for bypassed oil and gas pay between 5,000 and 6,800 feet; for untested oil zones in the lower 4,000 feet range; and untested gas zones down to 2,300 feet.  A total of 120 sidewall-cores/eight formation- pressure-tests/log analysis identified eight zones as having probable reserves.  The well will be completed as a gas well.  The current price for gas at the well is about US$6.45/mcf.  The seven other zones including the main target zone have not been tested.  Official reserve estimates are expected later this year.

More drilling locations are being prepared for drilling in the summer months.

United States vs. Foreign Sales/Assets

During Fiscal 2003 and Fiscal 2002, respectively, the Company generated $415,244 and $302,915 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA.  During Fiscal 2001/2000/1999, the Company generated no sales revenue.

At 12/31/2003, 12/31/2002, and 12/31/2001, respectively, $8,813, $21,307 and $1,570,947 of the Company’s assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3, at 12/31/2003, all proved reserves are located at the Lenox Prospects in Michigan, USA.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

For the Years Ended 12/31/2003, 12/31/2002, and 12/31/2001

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

Reserves, 12/31/2001                                              0.0     0.0

Discoveries/Extensions:                                        24,904    10.0

Revisions                                                        (0.0)   (0.0)

Production                                                     (6,521)   (0.0)

Reserves, 12/31/2002                                           18,383    10.0

Discoveries/Extensions:                                             0     0.0

Revisions                                                       5,604   (10.0

Production                                                     (8,854)   (0.0)

Reserves, 12/31/2003                                           15,133     0.0

______________________________________________________________________________

______________________________________________________________________________

Average sales price per unit and average production cost for oil and gas produced during the periods are shown in Table No. 4.  Production costs are allocated based on the weighted average of oil and gas sales.  In 2003, 2002 and 2001, production was primarily crude oil.

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs_____

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2003             ---                 $30             ---                   $6

2002             ---                 $35             ---                   $6

2001             ---                 ---             ---                  ---

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2004 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                   0      0.45

Lenox North Prospects                  0       0                   0      0.00

Mission River Development Project      0       0                   0      0.00

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2004.

Table No. 6

Productive/Undeveloped Acreage

______________________________________________________________________________

______________________________________________________________________________

                            Productive Acreage           Undeveloped Acreage__

                         Gross Acres   Net Acres       Gross Acres   Net Acres

Michigan, USA                  160.0        37.5               200        45.0

Texas, USA                       0.0         0.0               780        59.0

______________________________________________________________________________

______________________________________________________________________________

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net______

Year                         Productive   Dry                 Productive   Dry

2004-to-date                          0      0                     0.000     0

2003                                  0      2                     0.000  0.45

2002                                  1      0                     0.225     0

2001                                  1     10                     0.225     4

2000                                  0      0                         0     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is one well being  drilled as of 5/31/2004.

Delivery Commitments

There are no delivery commitments as of 5/31/2004.

Plan Of Operations

Source of Funds for Fiscal 2004

Historically, the Company’s primary source of funds since incorporation was through the issuance of common stock and loans.  The Company generated $415,244 in oil/gas revenue in the 2003 and anticipates $600,000 in oil/gas revenues during Fiscal 2004.

The Company had negative working capital balance of ($306,989) at 12/31/2003.  During Fiscal 2004-to-date, the Company: issued 2,560,000 common shares pursuant to the exercise of warrants for proceeds of $416,500 of which $146,950 was received prior to 12/31/2003; issued 950,000 common shares pursuant to the exercise of stock options for proceeds of $95,000; and issued 3,100,000 units pursuant to a private placement, raising $620,000.

At 5/31/2004, the Company had 3,300,000 outstanding stock options with an exercise price of $0.15.  At 5/31/2004, the Company had 3,100,000 outstanding share purchase warrants; eight warrants and $0.20 exercise into one common share.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 5/31/2004 were preliminary.

Use of Funds for Fiscal 2004

During Fiscal 2004, the Company estimates that total general/administrative costs will be approximately $400,000.

During Fiscal 2004, the Company estimates that it will expend $1.5 million on property acquisition/exploration/development.

Anticipated Changes to Facilities/Employees

Since the signing of the property acquisition agreements, the Company added no additional personnel to assist property acquisition/exploration/development programs or for administrative/general activities.  There are no plans to add additional in-house personnel; rather, the Company is relying on the property operators to provide all technical staff.

4.C. Organization Structure

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

4.D.  Property, Plant and Equipment

Executive Offices

The Company's executive offices are located in shared, rented premises of approximately 250 square feet at 1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2.  The Company began occupying this facility in May 2000 and considers the facility adequate for current needs.

Lenox Prospects, Michigan, USA

In June 2000, the Company acquired a 22.5% working interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan in consideration of cash payments to Range of $150,000 for each of the two areas.  The Company holds a 22.5% working interest in the property.  A successful well (Richards #1-20) was drilled and completed; the well commenced production in January 2002 and remains on production.  A second well (Martin #1-21) was drilled and completed in January 2003 and began producing in April 2003.

Lenox North Prospects

In September 2003, the Company acquired a 22.5% working interest in a leasehold immediately north of the Lenox Prospect property in southeast Michigan.  The Company has also agreed an area of mutual interest (“AMI”) of approximately 2,000 acres comprising of leases in and around the said leasehold.  The operator plans to drill four wells on the property.  The Company has the option to participate in the drilling of the initial four wells and any further development wells within the AMI.  The target on the leasehold, which has seismic cover, is an extension of Niagarian reef that was discovered on the Lenox property.  Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves and are contained in surface area between 80 to 300 acres.

Mission River Development Project

In January 2004, the Company acquired from McAlester Fuel Company, a 10% interest in 620 contiguous acres, subject to a 25% royalty interest held by Slack Oil Company.  The interest is earned concurrent with the funding of and the completion or abandonment of each of the planned 12-23ll development-drilling program.  The mission River Development Project is adjacent to the producing Refugio oil/gas complex.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2003, 12/31/2002, and 12/31/2001 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

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

A.  Results Of Operations

Fiscal 2003 Ended December 31, 2003 versus Fiscal 2002

The Company was in the business of exploring/developing precious metal mineral properties from its 1980 incorporation until 1993 when it optioned out and/or joint-ventured its remaining mineral properties.  The Company conducted minimal operations while it monitored the performance of its partners during the next couple of years as it examined new lines of business to enter.

In June 1995, the Company signed an option agreement whereby it would acquire Texas Dome, a private Alberta, Canada, company involved in oil/gas exploration in Texas, USA.  When completed in August 1995, the Company de-emphasized its mining business and concentrated on the oil/gas exploration business.

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

The Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects) and two oil/gas properties during 2001.  The less promising properties have been disposed of.  During 2002-2003, the Company has focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Lenox North Property was acquired in September 2003 and the Mission River Development Project was acquired in January 2004.

The Company generated $415,244 in oil/gas revenue from the Lenox Prospects.  Offsetting this revenue was $599,679 in depletion and $123,767 in oil/gas operating expenses.  Gross Profit (loss) was ($308,202).

General/Administrative expenses increased by 59% to $343,110 during Fiscal 2003, as expected, due to the Company’s increased exploration and development activity and fund raising undertaken.  Professional fees (primarily for legal and accounting) rose to $100,702 compared to $65,253 last year, due to increased corporate activity and fund raising undertaken.  Management fees rose to $87,000 from $60,000 last year.  The $87,000 ($27,000 increase) included $72,000 (versus $60,000) paid/accrued to Martin Cotter, President/CEO/ Director of the Company; and $15,000 paid/accrue to Bruce Nurse.  Office/miscellaneous expenses tripled to $62,040 from $21,722 last year due to increased corporate activity and fund raising.

Other Items were ($95,186) versus ($1,368,148) last year.  This year the material items were $2,464 gain on settlement of accounts payable; ($12,191) interest expense; and ($85,459) foreign exchange loss resulting from the increased value of the Canadian Dollar (CDN$) versus the US Dollar because the Company earns its revenue in the USA and most of its assets are in the USA.  Last year’s “other items” were dominated by the ($1,441,793) write-off of oil/gas properties.

Net Loss for Fiscal 2003 was ($746,498) versus ($1,749,571).  Net Loss Per Share was ($0.03) versus ($0.10).  Weighted average number of shares was 22,235,777 versus 17,767,024 last year.

Fiscal 2002 Ended December 31, 2002 versus Fiscal 2001

Administrative expenses decreased during Fiscal 2002 despite the Company’s increased exploration and development activity and fund raising undertaken.  Administration expenses fell to $216,124 compared to $256,160 last year.  Professional fees fell to $65,253 compared to $89,203 last year.  Martin Cotter, the President of the Company, was paid and/or accrued management fees of $60,000 for Fiscal 2002 compared to $60,000 in Fiscal 2001.  In addition, the Company paid consulting fees of $19,700 compared to $41,009 for Fiscal 2001 for work related to reviewing various oil/gas prospects.

Net Loss for Fiscal 2002 was ($1,749,571) including the ($1,441,793) write-off of oil/gas property interests and depletion expenses of $398,046 ($nil last year).  Net Loss Per Share was ($0.10).  Weighted average number of shares was 17,767,024 versus 15,705,472 in Fiscal 2001.

Fiscal 2001 Ended December 31, 2001 versus Fiscal 2000

Administrative expenses increased during Fiscal 2001 as expected due to the Company’s increased exploration and development activity and fund raising undertaken.  Administration expenses rose 37% to $256,160 compared to $187,254 last year.  Martin Cotter, the President of the Company, was paid and/or accrued management fees of $60,000 for Fiscal 2001 compared to $26,000 last year.  In addition, the Company paid consulting fees of $41,009 compared to $26,000 for last year for work related to reviewing various oil/gas prospects.

Net Loss for Fiscal 2001 was ($1,811,822) including the ($1,176,692) write-off of oil/gas property interests, the ($297,348) write-off of deferred financing costs, and a ($83,000) settlement of a lawsuit.  Net Loss Per Share was ($0.12).  Weighted average number of shares was 15,705,472 versus 5,109,486 last year.

US GAAP Reconciliation

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

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  During the year ended 12/31/2003, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies.  Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

New US GAAP Accounting Pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in 12/17/2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 12/15/2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after 3/15/2004.

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

B.  Liquidity and Capital Resources

In January 2000, the Company completed a private placement of 2,541,667 Special Warrants at $0.12 a Special Warrant, raising $305,000.  Each Special Warrant was exercisable in one common share and one share purchase warrant without additional payment by the holder.  One warrant and an additional $0.12 entitled the holder to purchase one additional common share until 1/20/2001 and at $0.14 until 1/20/2002.  The proceeds were used to finance the Company's participation in various oil and gas exploration and development programs and for working capital.

In August 2000, the Company completed a private placement of 2,694,000 units at $0.35 a unit, raising $942,900.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.40 entitle the holder to purchase one additional common share until 8/4/2002.  The proceeds were used to finance the Company's participation in various oil and gas exploration and development programs and for working capital.  Haywood Securities Inc., acting as agent in connection with the private placement, was paid a corporate finance fee of $12,500, a commission of $70,717.50, and received 404,100 Agent’s Warrants (each such warrant exercisable at $0.35 per share for a period of two years; and each warrant entitling the Agent to receive one Unit on terms identical to those sold to subscribers).

In August 2000, the Company completed a private placement of 306,000 units at $0.35 a unit, raising $107,100.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.40 entitle the holder to purchase one additional common share until 8/4/2002.  The proceeds were used to finance the Company's participation in various oil and gas exploration and development programs and for working capital.

In March 2001, the Company completed a private placement of 5,000,000 units at $0.30 a unit, raising $1,500,000.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.35 entitle the holder to purchase one additional common share until 3/5/2003.  The proceeds were used to finance the Company's participation in various oil and gas exploration and development programs.

In June 2002, the Company completed a private placement of 3,100,000 units at $0.10 a unit, raising $310,000.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.15 entitle the holder to purchase one additional common share until 6/18/2004.  The funds were used to finance the Company’s participation in the Lenox Prospects.

In May 2003, the Company issued a convertible debenture for proceeds of $180,000 maturing 5/1/2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until 5/1/2004 and thereafter at $0.14 per unit until 5/1/2005.  Each unit was comprised of one common share and one common share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until 5/1/2004 and thereafter at $0.14 per share expiring 5/1/2005.

The funds were used for working capital and to pay for the completion costs on the Martin 1-21 well.  During November 2003, the convertible debentures were converted into 1,500,000 units of common shares and warrants.

In August 2003, the Company completed a private placement of 2,100,000 units at $0.10 a unit, raising $210,000.  Two of the Company’s Directors subscribed for $110,000 of the placement.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.10 will entitle the holder to purchase one additional common share until 8/28/2005.

In October 2003, the Company concluded a private placement of 2,037,059 units at $0.17 a unit, raising $346,300.  Each unit consisted of one common share and one share purchase warrant.  One warrant and an additional $0.24 will entitle the holder to purchase one additional common share until 10/14/2005.

In June 2004, the Company concluded a private placement of 3,100,000 units at $0.20 a unit, raising $620,000.  Each unit consisted of one common share and one share purchase warrant.  Eight warrants and an additional $0.20 will entitle the holder to purchase one additional common share until 6/2/2006; the warrants will entitle the holders to purchase a total of 387,500 common shares.

Fiscal 2003 Ended December 31, 2003

Working Capital was a negative ($  306,989) at 12/31/2003.

Working Capital was a negative ($  574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

The Company generated $415,244 in revenue from oil/gas production during Fiscal 2003.  While the Company anticipates increased revenue during Fiscal 2004 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth; the Company expects to rely upon equity financing as its primary source of funding.

The Company does not have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2004.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Cash Used in Fiscal 2003 Operating Activities totaled ($478,991), including the ($746,498) Net Loss.  Material adjustments included depletion of $12,191, and the ($341,899) decrease in non-cash working capital.  Cash Used in Fiscal 2003 Investing Activities totaled ($391,138), for oil/gas property expenditures; predominately for the Lenox Prospects in Michigan, USA.  Cash Provided by Fiscal 2003 Financing Activities totaled $857,654 from the aforementioned private placements, convertible debenture, the exercise of warrants and advances from related parties.

Fiscal 2002 Ended December 31, 2002

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

Working Capital was             $   96,369 at 12/31/2000.

Cash Used in Fiscal 2002 Operating Activities totaled ($198,318), including the ($1,749,571) Net Loss.  Material adjustments included the $1,441,793 write-off of oil/gas properties, depletion of $398,046, and the ($233,415) decrease in non-cash working capital.  Cash Used in Fiscal 2002 Investing Activities totaled ($61,328), for oil/gas property expenditures; predominately the oil/gas expenditures were for the Lenox Prospects in Michigan, USA.  Cash Provided by Fiscal 2002 Financing Activities totaled $259,116 from two private placements, the exercise of warrants, proceeds for loan payable, and repayment of advances from related parties.

C.  Research and development, patents and licenses, etc.

D.  Trend information

E.  Off-balance sheet arrangements

    --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

June 16, 2004

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

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   53      January 1996

Neal Iverson (1)(3)              Secretary/Director       53        March 2000

Bruce Nurse (1)(4)               Director                 42    September 2000

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

Senior Management Compensation.  During Fiscal 2003 Ended 12/31/2003, the Company paid/accrued salary/compensation (directly and indirectly) to one Senior Management/Director totaling $72,000, to Martin Cotter and $15,000 to Bruce Nurse.  No stock options were granted to or exercised by Senior Management during Fiscal 2003.

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership, Stock Options”.  During the most recently completed fiscal year, no incentive stock options were granted to or exercised by Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during Fiscal 2003.  During April 2004, 1,000,000 stock options were exercised at $0.10 and the remaining existing 500,000 stock options at $0.20 expired unexercised.  During April 2004, the Company granted 3,300,000 stock options to nine Senior Management/Directors/ employees.

The Company has no direct written employment contract with any Senior Management or Directors.

No funds were set aside/accrued by the Company during Fiscal 2003 to provide pension, retirement or similar benefits for Directors or Senior Management.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management of the Company in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met once in Fiscal 2003 and has not met during Fiscal 2004-to-date.  The current members of the Audit Committee are: Martin Cotter, Neal Iverson, and Bruce Nurse.

6.D.  Employees

As of 5/31/2004, the Company had three active employees, including two Senior Management.  As of 12/31/2003, 12/31/2002, and 12/31/2001, there were two, two, and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 9 lists, as of 6/16/2004, Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 9 also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 9

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              4,046,666     11.8%

Common   Bruce Nurse (2)                                     919,166      2.7%

Common   Neal Iverson (3)                                    150,000      0.0%

Total Directors/Officers/5% Shareholders                   5,115,832     14.5%

------------------------------------------------------------------------------

(1)  1,000,000 represent currently exercisable stock options.

(2)  300,000 represent currently exercisable stock options.

     200,000 represent currently exercisable warrants.

(3)  100,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 33,153,667 shares outstanding as of 5/31/2004 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 6/15/2004.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/31/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 10

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                                 Number of Shares of   CDN$

                                              Common   Exer.    Grant  Expir’n

Name                                           Stock   Price     Date     Date

Martin P. Cotter                           1,000,000   $0.15  4/05/04  4/05/06

Bruce Nurse                                  200,000   $0.15  4/05/04  9/15/05

Bruce Nurse                                  100,000   $0.15  4/05/04  4/05/06

Neal Iverson                                 100,000   $0.15  4/05/04  4/05/06

Total Officers/Directors                   1,400,000

Employee/Consultant                          100,000   $0.15  4/05/04  9/15/05

  Employees/Consultants                    1,800,000   $0.15  4/05/04  4/05/06

Total Officers/Directors/Etc.              3,300,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E. and Table No. 9.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares (excluding stock optins and warrants), refer to Table No. 9 for additional information.

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2003  12/31/2002  12/31/2001

Martin P. Cotter                             1,546,666     546,666     626,666

Nextel Investment Properties                   157,000   1,400,000     800,000

Silverbond Investments                         150,282     513,000     285,000

Dhoon Bay Limited                                    0   1,100,000   1,100,000

Garwick Bay Limited                                  0   1,100,000   1,100,000

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/17/2004, the Company’s shareholders’ list showed 33,153,667 common shares outstanding, with 326 registered shareholders.  86  of these shareholders were U.S. residents, holding 2,193,342 common shares (representing about 7% of the issued/outstanding shares); 224 registered shareholders were resident in Canada, holding 28,955,973 common shares (87%), and 15 registered shareholders were resident in other countries, holding 2,004,352 common shares (6%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 900 beneficial owners of its common shares.

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2003/2002/2001, the Company paid/accrued to Martin Cotter fees totalling $72,000, $60,000 and $60,000, respectively.

During Fiscal 2003 and Fiscal 2002, the Company paid/accrued to Martin Cotter travel expenses of $9,500 and $6,500, respectivley.

At 12/31/2003 and 12/31/2002, due to related parties included $42,954 and $nil owing to Martin Cotter.

Bruce Nurse, Director

During Fiscal 2003, the Company paid/accrued $15,000 to Bruce Nurse for consulting fees related to investor relations.

Neal Iverson, Corporate Secretary/Director

At 12/31/2003 and 12/31/2002, due to related parties included $nil and $6,000 owing to Neal Iverson.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2000, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel -- No Disclosure Necessary

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2003, Fiscal 2002 and Fiscal 2001

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the NASD OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.  Table No. 12 lists the volume of trading and high, low and closing sales prices on the NASD Electronic OTC Bulletin Board for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last two fiscal years.

Table No. 12

NASD Electronic Bulletin Board

 Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 5/31/2004                            829,892           $0.17   $0.11    $0.14

 4/30/2004                          2,096,482            0.17    0.12     0.14

 3/31/2004                            531,846            0.17    0.10     0.12

 2/28/2004                            704,224            0.20    0.13     0.14

 1/31/2004                          1,345,400            0.19    0.10     0.17

12/31/2003                          1,113,129            0.21    0.13     0.17

------------------------------------------------------------------------------

Quarterly

12/31/2003                          3,965,779           $0.26   $0.12    $0.17

 9/30/2003                          1,882,600            0.21    0.06     0.19

 6/30/2003                          1,306,500            0.20    0.055    0.07

 3/31/2003                          1,462,500            0.15    0.045    0.05

12/31/2002                            547,900            0.16    0.025   0.045

 9/30/2002                            446,800            0.09    0.02    0.035

 6/30/2002                            228,800            0.16    0.058    0.09

 3/31/2002                            117,250            0.07    0.05     0.05

------------------------------------------------------------------------------

Yearly

12/31/2003                          8,617,379           $0.26   $0.045   $0.05

12/31/2002                          1,340,750           $0.16   $0.02   $0.035

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

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 5/31/2004                          2,128,100          $0.22   $0.15     $0.20

 4/30/2004                          6,154,000           0.23    0.17      0.20

 3/31/2004                          2,300,400           0.20    0.15      0.18

 2/28/2004                          1,132,700           0.27    0.18      0.20

 1/31/2004                          1,653,900           0.24.   0.15      0.23

12/31/2003                          1,038,600           0.28    0.19      0.21

------------------------------------------------------------------------------

Quarterly

12/31/2003                          4,889,600          $0.33   $0.19     $0.21

 9/30/2003                          4,770,900           0.26    0.09      0.24

 6/30/2003                          2,717,855           0.16    0.09      0.09

 3/31/2003                          4,100,627           0.20    0.07      0.10

12/31/2002                          2,518,000           0.20    0.05      0.09

 9/30/2002                            864,160           0.14    0.05      0.06

 6/30/2002                          2,119,908           0.30    0.09      0.14

 3/31/2002                          2,605,253           0.13    0.07      0.10

------------------------------------------------------------------------------

Yearly

12/31/2003                        16,468,982           $0.33   $0.07     $0.21

12/31/2002                         8,107,321            0.30    0.05      0.09

12/31/2001                        15,128,926            0.65    0.10      0.16

12/31/2000                           176,900            1.52    0.05      0.28

12/31/1999                            56,660            0.30    0.10      0.10

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

9.C.  Markets Identified

The common shares trade on the TSX Venture Stock Exchange in Canada and on the NASD Electronic OTC Bulletin Board in the United States.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Corporate Secretary, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Corporate Secretary concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an "audit committee financial expert" serving on its audit committee.  The Company’s Audit Committee consists of two unrelated directors and the President of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code; and accountability for adherence to the code.

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Davidson & Company, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Davidson & Company for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended December 31, 2003 and 2002       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2003            2002

------------------------------------------------------------------------------

Audit Fees                                             $23,000         $12,950

Audit Related Fees                                           0               0

Tax Fees                                                     0               0

All Other Fees                                               0               0

Total                                                  $23,000         $12,950

------------------------------------------------------------------------------

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 5/4/2004

 Consolidated Balance Sheets at 12/31/2003 and 12/31/2002

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2003, 12/31/2002 and 12/31/2001

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2003, 12/31/2002 and 12/31/2001

Notes to Consolidated Financial Statements

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

5.  Foreign Patents:                                   No Disclosure Necessary

6.  Earnings Per Share Calculation:                    No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:                No Disclosure Necessary

8.  List of Subsidiaries:                              No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:  No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)        67

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       68

14.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2003

DAVIDSON & COMPANY

    Chartered Accountants

    A Partnership of Incorporated Professionals

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001.  These financial statements, expressed in Canadian dollars, are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 4, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON

CANADA – U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 4, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 4, 2004

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

	2003	2002

ASSETS

Current
Cash	$ 4,981	$ 17,456
Receivables	3,832	3,851

	8,813	21,307

Oil and gas properties (Note 3)	173,758	375,826

	$ 182,571	$ 397,133

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 257,848	$ 590,039
Due to related parties (Note 8)	57,954	6,000

	315,802	596,039

Convertible debentures (Note 4)	-	167,926
Future site restoration	6,473	-

	322,275	763,965

Shareholders' deficiency
Capital stock (Note 5)	10,534,248	9,955,650
Authorized
100,000,000 common shares without par value
Issued and outstanding
26,693,667 common shares (2002 – 20,060,608)
Share subscriptions received in advance (Note 5)	146,950	-
Contributed surplus (Note 5)	270,552	22,474
Deficit	(11,091,454)	(10,344,956)

	(139,704)	(366,832)

	$ 182,571	$ 397,133

Nature and continuance of operations (Note 1)

Subsequent events (Note 12)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

REVENUE
Oil and gas revenue, net of royalties	$ 415,244	$ 302,915	$ -

EXPENSES
Depletion	599,679	398,046	-
Operating	123,767	70,288	-
General and administrative (Note 6)	343,110	216,004	254,782

Total expenses	(1,066,556)	(684,458)	(254,782)

Loss before other items	(651,312)	(381,543)	(254,782)

OTHER INCOME (EXPENSE)
Gain on settlement of lawsuit	2,464	-	-
Interest expense	(12,191)	-	-
Foreign exchange loss	(85,459)	-	-
Recovery of resource property costs	-	77,645	-
Write-off of oil and gas properties (Note 3)	-	(1,441,793)	(1,176,692)
Write-off of deferred financing costs	-	-	(297,348)
Settlement of lawsuit	-	(4,000)	(83,000)

Total other income (expense), net	(95,186)	(1,368,148)	(1,557,040)

Loss for the year	(746,498)	(1,749,571)	(1,811,822)

Deficit, beginning of year	(10,344,956)	(8,595,385)	(6,783,563)

Deficit, end of year	$ (11,091,454)	$ (10,344,956)	$ (8,595,385)

Basic and diluted loss per share	$ (0.03)	$ (0.10)	$ (0.12)

Weighted average number of shares outstanding	22,235,777	17,767,024	15,705,472

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (746,498)	$ (1,749,571)	$ (1,811,822)
Items not affecting cash:
Accrued interest	12,191	-	-
Depletion	599,679	398,046	-
Gain on settlement of accounts payable	(2,464)	-	-
Write-off of oil and gas properties	-	1,441,793	1,176,692
Write-off of deferred financing costs	-	-	297,348
Recovery of resource property costs	-	(77,645)	-
Stock based compensation expense	-	22,474	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	19	107,318	(3,987)
Increase (decrease) in accounts payable and accrued liabilities	(341,918)	(340,733)	102,969

Cash used in operating activities	(478,991)	(198,318)	(238,800)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred financing costs	-	-	(397,348)
Advances from (repaid to) related parties	51,954	(210,643)	216,643
Net proceeds from issuance of capital stock	646,676	301,833	1,650,833
Proceeds from convertible debentures	12,074	167,926	-
Share subscriptions received in advance	146,950	-	-

Cash provided by financing activities	857,654	259,116	1,470,128

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(391,138)	(138,972)	(1,386,646)
Proceeds of resource property costs recovered	-	77,645	-

Cash used in investing activities	(391,138)	(61,327)	(1,386,646)

Change in cash position during year	(12,475)	(529)	(155,318)

Cash position, beginning of year	17,456	17,985	173,303

Cash position, end of year	$ 4,981	$ 17,456	$ 17,985

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

	2003	2002

Working capital (deficiency)	$ (306,989)	$ (574,732)
Deficit	(11,091,454)	(10,344,956)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. Significant inter-company transactions have been eliminated on consolidation.

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

DECEMBER 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2003, the Company has not capitalized any interest, general or administrative costs.

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

Site restoration

The Company has adopted the recently issued CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized an estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $6,473 (2002 - $Nil).

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

Effective for the year ended December 31, 2003, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation. Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.  At December 31, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share is 9,687,059, 9,600,000 and 10,002,503 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2003	2002

Oil and gas properties, U.S.A.	$ 1,171,483	$ 773,872

Less: Accumulated depletion	(997,725)	(398,046)

	$ 173,758	$ 375,826

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Michigan and Wyoming, U.S.A.

At December 31, 2003, the oil and gas properties located in the United States of America (“U.S.A.”) include $Nil (2002 - $773,872) relating to unproved properties that have been excluded from the depletion calculation. The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A. However, during the year ended December 31, 2002, the prospect was abandoned.  During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 (2002 - $164,456) included in accumulated depletion.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

4.

CONVERTIBLE DEBENTURES

During the year ended December 31, 2003, the Company issued convertible debentures bearing interest at 8% per annum for total proceeds of $180,000, of which $167,926 was received during the year ended December 31, 2002. The debentures were converted, at the option of the holder, into 1,500,000 units (Note 5) during the year.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2000	9,539,778	$ 8,002,984	$ -
Private placements	5,000,000	1,500,000	-
Subscriptions received in prior year	-	(7,500)	-
Exercise of warrants	2,229,164	270,833	-
Share issuance costs	-	(112,500)	-

Balance, December 31, 2001	16,768,942	9,653,817	-

Private placement	3,100,000	310,000	-
Exercise of warrants	41,666	5,833	-
Exercise of options	150,000	15,000	-
Stock-based compensation	-	-	22,474
Share issuance costs	-	(29,000)	-

Balance, December 31, 2002	20,060,608	9,955,650	22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	$ 10,534,248	$ 270,552

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Included in issued capital stock are 103,125 common shares held in escrow that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

During the year ended December 31, 2003, the Company received subscriptions of $146,950 in advance of the issuance of common shares pursuant to the exercise of warrants. The common shares were issued subsequent to the year end (Note 12).

In August 2003, the Company issued 2,100,000 units at a price of $0.10 per unit for total proceeds of $210,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In October 2003, the Company issued 2,037,059 units at a price of $0.17 per unit for total proceeds of $346,300.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.24 until October 14, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $125,736 which is included in contributed surplus. The Company incurred share issuance costs of $36,444 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In November 2003, the Company issued 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000 (Note 4). Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $65,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants. The exercise price of each option is based on the market price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years. The maximum number of shares reserved for issuance under  the plan is equal to 2,100,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2003:

	Number of Shares	Exercise Price	Expiry Date

Options	950,000	$ 0.10	April 5, 2004 (Note 12)

Warrants	3,100,000	0.15	June 18, 2004
	1,500,000	0.12	May 1, 2004
		then at 0.14	May 1, 2005
	2,100,000	0.10	August 28, 2005
	2,037,059	0.24	October 14, 2005

Stock option transactions and the number of stock options outstanding are summarized as follows:

	2003		2002		2001
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price

Outstanding beginning of year	1,500,000	$ 0.13	970,000	$ 0.27	790,000	$ 0.35
Granted/repriced	-	-	1,150,000	0.10	500,000	0.20
Exercised	(50,000)	0.10	(150,000)	0.10	-	-
Expired/cancelled	(500,000)	0.20	(470,000)	0.35	(320,000)	0.35

Outstanding and exercisable, end of year	950,000	0.10	1,500,000	0.13	970,000	0.27

Weighted average fair value of options granted		$ 0.10		$ 0.07		$ 0.16

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

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

The Company also granted and repriced 850,000 stock options to employees and directors during the year ended December 31, 2002. The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

6.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2003	2002	2001

Consulting and administration fees	$ 34,322	$ 19,700	$ 11,009
Consulting and administration fees – related party	-	-	30,000
Management fees – related party	87,000	60,000	60,000
Office and miscellaneous	62,040	21,722	33,927
Professional fees	100,702	65,253	89,203
Transfer agent and regulatory fees	22,266	19,307	19,432
Travel and promotion	36,780	30,022	11,211

	$ 343,110	$ 216,004	$ 254,782

7.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002	2001

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2003 included:

a)

The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000 (Note 5).

b)

The accrual of future site restoration costs of $6,473.

The Company did not have any non-cash financing or investing transactions during the years ended December 31, 2002 and 2001.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

8.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $87,000 (2002 - $60,000; 2001 - $60,000) to directors.

b)

Paid or accrued consulting fees of $Nil (2002 - $Nil; 2001 - $30,000) to a director.

c)

Paid or accrued rent of $4,000 (2002 - $6,000; 2001 - $Nil) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001

Loss before income taxes (recovery)	$ (746,498)	$ (1,749,571)	$ (1,811,822)

Current income taxes (recovery)	$ (280,683)	$ (692,830)	$ (808,073)
Write-off of oil and gas properties	-	570,950	524,805
Non-deductible items for tax	225,479	157,626	-
Other	(53,402)	(80,216)	76,902
Unrecognized benefits of non-capital losses	108,606	44,470	206,366

Total current income taxes (recovery)	$ -	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

9.

INCOME TAXES (cont’d…)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2003	2002

Future income tax assets
Oil and gas properties	$ 1,054,369	$ 1,106,696
Mineral property and related exploration expenditures	95,334	104,074
Financing fees	95,944	124,762
Operating losses available for future periods	1,297,299	2,066,698
Capital losses available	527,409	263,922

	3,070,355	3,666,152
Valuation allowance	(3,070,355)	(3,666,152)

Net future income tax asset	$ -	$ -

The Company has incurred operating losses of approximately $3,644,000 which, if unutilized, will expire commencing 2004. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

10.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry in the U.S.A.

The total amount of assets attributable to Canada is $8,813 and the total amount of assets attributable to the U.S.A. is $173,758.

11.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

12.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company entered into the following transactions:

a)

The Company issued 2,560,000 common shares pursuant to the exercise of warrants for proceeds of $426,500 of which $146,950 was received prior to December 31, 2003.

a)

The Company issued 950,000 common shares pursuant to the exercise of options for proceeds of $95,000.

c)

The Company entered into an agreement to acquire a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas. As consideration for its interest, the Company is required to make staged payments totalling USD$1,044,000.

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“United States GAAP”) are described and quantified below.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2003	2002

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 182,571	$ 397,133

Total liabilities under Canadian GAAP and United States GAAP	$ 322,275	$ 763,965

Capital stock, share subscriptions received in advance and contributed surplus under Canadian GAAP	10,951,750	9,978,124
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock, share subscriptions received in advance and contributed surplus under United States GAAP	11,711,046	10,737,420

Deficit under Canadian GAAP	(11,091,454)	(10,344,956)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(11,850,750)	(11,104,252)

Total shareholders' deficiency under United States GAAP	(139,704)	(366,832)

Total liabilities and shareholders' deficiency under United States GAAP	$ 182,571	$ 397,133

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

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

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP, an additional ceiling test write-down was not required as at December 31, 2003, 2002 and 2001.

Stock based compensation

Under United States GAAP, Statements of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended December 31, 2001.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 5) for the fiscal year ending December 31, 2002. During the year ended December 31, 2003, under Canadian and US GAAP, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock based compensation. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2003 and 2002.

Under United States GAAP, the Company did not record additional compensation expense during the year ended December 31, 2001 for options granted to employees as the option price exceeded the market price on the date of grant.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2003, 2002 and 2001 were 22,132,652, 17,663,899 and 15,602,347, respectively.  Accordingly, the loss per share for the years ended December 31, 2003, 2002 and 2001 was $(0.03), $(0.10) and $(0.12), respectively.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2003

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 “Consolidation of Variable Interest Entities” ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

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

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

SUPPLEMENTAL INFORMATION – DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The following supplemental information regarding the oil and gas activities of the Company is presented pursuant to the disclosure requirements promulgated by the SEC and Statement of Financial Accounting Standards No. 69, “Disclosures About Oil and Gas Producing Activities.”

The following estimates of reserve quantities and related standardized measure of discounted net cash flows are estimates only, and are not intended to reflect realizable values or fair market values of the Company’s reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than producing oil and gas properties. Additionally, the price of oil has been very volatile and downward changes in prices can significantly affect quantities that are economically recoverable. Accordingly, these estimates are expected to change as future information becomes available and these changes may be significant.

Proved reserves are estimated reserves of crude oil and natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment and operating methods.

The standardized measure of discounted future net cash flows is computed by applying year-end prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil and gas reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses. The estimated future net cash flows are then discounted using a rate of 10% a year to reflect the estimated timing of the future cash flows.

	Oil Reserves (Bbls.)	Oil Reserves (Bbls.)	Oil Reserves (Bbls.)
	2003	2002	2001

Proved Oil Reserve Quantities
(All within the United States)

Proved developed and undeveloped reserves:

Balance, beginning of year	18,383	-	-
Revision of previous estimates	5,604	-	-
Improved recovery	-	-	-
Purchases of minerals in place	-	-	-
Extensions and discoveries	-	24,904	-
Production	(8,854)	(6,521)	-
Sales of minerals in place	-	-	-

Balance, end of year	15,133	18,383	-

Proved developed reserves:

Balance, December 31, 2001	-

Balance, December 31, 2002	18,383

Balance, December 31, 2003	15,133

SUPPLEMENTAL INFORMATION – DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

	Gas Reserves (MMcf.)	Gas Reserves (MMcf.)	Gas Reserves (MMcf.)
	2003	2002	2001

Proved Gas Reserve Quantities
(All within the United States)

Proved developed and undeveloped reserves:

Balance, beginning of year	10	-	-
Revision of previous estimates	(10)	-	-
Improved recovery	-	-	-
Purchases of minerals in place	-	-	-
Extensions and discoveries	-	10	-
Production	-	-	-
Sales of minerals in place	-	-	-

Balance, end of year	-	10	-

Proved developed reserves:

Balance, December 31, 2001	-

Balance, December 31, 2002	10

Balance, December 31, 2003	-

SUPPLEMENTAL INFORMATION – DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

		2003	2002

Capitalized Costs Relating to Oil and Gas Producing Activities
(All within the United States)

Proved oil and gas properties		$ 1,171,483	$ 773,872
Unproved oil and gas properties		-	-

		1,171,483	773,872

Accumulated depreciation and depletion		(997,725)	(398,046)

Net capitalized cost		$ 173,758	$ 375,826

	2003	2002	2001

Costs Incurred in Oil and Gas Property Acquisition, Exploration, and
Development Activities
(All within the United States)

Property acquisition costs	$ -	$ -	$ -
Exploration costs	-	-	-
Development costs	391,138	138,973	2,130,333

	$ 391,138	$ 138,973	$ 2,130,333

	2003	2002	2001

Results of Operations for Oil and Gas Producing Activities
(All within the United States)

Revenues	$ 415,244	$ 302,915	$ -
Production (lifting) costs	(123,767)	(70,288)	-
Exploration expenses	-	-	-
Depreciation, depletion, amortization, and valuation provisions	(599,679)	(398,046)	-

	(308,202)	(165,419)	-
Provision for income taxes	-	-	-

	$ (308,202)	$ (165,419)	$ -

SUPPLEMENTAL INFORMATION – DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

2003

Standardized Measure of Discounted Future Net Cash Flows
Relating to Proven Oil and Gas Reserves Quantities
(All within the United States – expressed in thousands of US Dollars)

Future cash inflows	$ 573
Future development and production costs	(277)
Future income tax expense	-

Future net cash flows	296
10% annual discount for estimated timing of cash flows	(42)

Standardized measure of discounted net cash flows	$ 254

Principal sources of change in the standardized measure of
discounted future net cash flows
(All within the United States - expressed in thousands of US Dollars)

Beginning balance	$ 470
Sales and transfers of oil and gas produced during the year	(209)
Net changes in prices, production costs and royalties related to future production	(137)
Net change due to extensions, discoveries and improved discoveries	-
Change in estimated future development cost	(147)
Net changes due to revisions in quantity estimates	66
Previously estimated development cost incurred during the year	168
Accretion of discount	37
Net change in income taxes	-
Other – unspecified	6

Ending balance	$ 254

Supplemental information regarding the standardized measure of discounted future net cash flows relating to proven oil and gas reserve quantities and to the principal sources of change in the standardized measure of discounted future net cash flows were not available for the year ended December 31, 2002. For the year ended December 31, 2001 the Company had no proven reserves to report.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC # 0-27768

Registrant

June 29, 2004      By  s/s Martin Cotter____________________________

Date                   Martin Cotter, President/Director

June 29, 2004       By s/s Neal Iverson_____________________________

Date                   Neal Iverson, Corporate Secretary/Director