Form 20-F
period 2004-12-31
PORTRUSH PETROLEUM CORP
filed 2005-07-08
CIK 1008112

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED 12/31/2004

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For Fiscal Year Ended: December 31, 2004

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             40,342,417

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 53

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Introduction...............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  50

Item 14. Material Modifications to the Rights of Security Holders and

Item 16A.  Audit Committee Financial Expert                                 52

Item 16B.  Code of Ethics                                                   52

Item 16C.  Principal Accountant Fees and Services                           52

Item 16D.  Exemptions from the Listing Standards for Audit Committees       53

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            53

PART III

Item 17. Financial Statements.............................................. 53

Item 18. Financial Statements.............................................. 53

Item 19. Exhibits.......................................................... 53

INTRODUCTION

Portrush Petroleum Corporation was organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “we”, “our and “us” refer to Portrush Petroleum Corporation (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 1687 West Broadway #200, Vancouver, British Columbia, Canada  V6J 1X2.  Our telephone number is 604-696-2555.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

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

These financial statements are the responsibility of the Company's management.  The auditor’s responsibility is to express an opinion on the financial statements based on their audits.  The auditors conducted their audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditors plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In Table No. 1, the selected financial data of the Company for Fiscal 2004, Fiscal 2003 and Fiscal 2002 ended December 31st was derived from the financial statements of the Company which have been audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which are included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended December 31st are derived from the Company's audited financial statements, not included herein.

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

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                            Year        Year        Year        Year        Year

                           Ended       Ended       Ended       Ended       Ended

                      12/31/2004  12/31/2003  12/31/2002  12/31/2001  12/31/2000

--------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                 $442        $415        $303         $ 0         $ 0

Operating Income (Loss)    ($693)      ($651)      ($382)      ($255)     ($187)

Net Income (Loss)          ($766)      ($747)     ($1750)     ($1812)      ($185)

(Loss) per Share          ($0.02)     ($0.03)     ($0.10)     ($0.12)     ($0.04)

Dividends Per Share        $0.00       $0.00       $0.00       $0.00       $0.00

Wtd. Avg. Shares (000)     33859       22236       17767       15705        5109

Period-end Shares O/S      40342       26694       20061       16769        9540

--------------------------------------------------------------------------------

Working Capital            ($287)      ($307)      ($575)     ($1018)        $96

Oil/Gas Properties          1642         174         376        2077        1123

Long-Term Obligations          6           6         168           0           0

Capital Stock              12854       10534        9956        9654        8003

Shareholders’ Equity        1349        (140)       (367)       1058        1219

Total Assets                1790         183         397        2206        1304

--------------------------------------------------------------------------------

US GAAP

US GAAP Loss Per Share    ($0.02)     ($0.03)     ($0.10)

US GAAP Wtd. Avg. Shares   33756       22133       17664

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2004 was ($12,617,070).

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

________________________________________________________________________________

________________________________________________________________________________

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

June 2005                                                1.26     1.23    1.24

May 2005                                                 1.27     1.24    1.25

April 2005                                               1.26     1.21    1.26

March 2005                                               1.25     1.20    1.21

February 2005                                            1.24     1.22    1.24

January 2005                                             1.24     1.20    1.24

December 2004                                            1.24     1.19    1.20

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

Fiscal Year Ended 12/31/2000                    1.50     1.56     1.44    1.50

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock".  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange and the price of our shares ranged from CDN$0.15 (low) to CDN$0.46 (high) during the period from 1/1/2004 to 12/31/2004.  The closing price of our shares on 12/31/2004 was CDN$0.28; the closing price of our shares on 6/30/2005 was CDN$0.115.  Refer to ITEM #9.A for additional trading information.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act:  The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Portrush Petroleum Corporation (hereinafter, together with its subsidiary, is also referred to as the “Company”) in engaged in the exploration for and production of oil/gas.  Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects) and two oil/gas properties during 2001.  The less promising properties have been disposed of and during 2002-2003 focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Mission River Development Project was acquired in January 2004.

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

The Company’s executive office is located at:

 1687 West Broadway #200, Vancouver, British Columbia, Canada  V6J 1X2

 Telephone: 604-696-2555; and

 Facsimile: 604-648-9568.

 Website: http://www.portrushpetroleum.com/

 e-mail:  info@portrushpetroleum.com

The Company’s registered office is located at:

 595 Howe Street #700, Vancouver, British Columbia, Canada  V6C 2T5

 Telephone: 604-687-2923; and

 Facsimile: 604-687-5960.

The contact person is: Neal Iverson, Secretary

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol “PSH”” and on the OTC Bulletin Board in the USA under the symbol “PRRPF”.

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 40,342,417 common shares issued and outstanding.  At 6/30/2005, there were 40,986,917 shares issued and outstanding.

Effective 3/15/2000, the Company completed a one-for-five stock consolidation.  All references to per share data and numbers of shares refer to post-split data.

The Company's financial statements are stated in Canadian Dollars (“CDN$”) and are prepared in accordance with Canadian GAAP.  Material variations in the accounting principles, practices and methods used in preparing those financial statements from principles, practices and methods accepted in the United States are disclosed in notes to the financial statements.

Herein, all references to “$” and “CDN$” refer to Canadian Dollars and all references to “US$” refer to United States Dollars.  All references to common shares refer to the Company's Common Shares without Par Value unless otherwise indicated.

The information contained in this Annual Report is current as at 5/31/2005, except where a different date is specified.

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

Fiscal 2004: Mission River Development Project, Texas

Fiscal 2005 To-Date: None

Property/Asset Dispositions

Fiscal 1999: None

Fiscal 2000: None

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Fiscal 2002: Rock Springs Prospects, Wyoming

Fiscal 2003: None

Fiscal 2004: None

Fiscal 2005 To-Date: None

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The following table lists equity offerings:

______________________________________________________________________________

Year   Nature of Share Issuance      Number of Shares           Capital Raised

------------------------------------------------------------------------------

2000:  Special Warrant Offering      2,541,667 Special Warrants       $305,000

       Private Placement             2,694,000 Units                  $942,900

2001:  Private Placement             5,000,000 Units                  $150,000

2002:  Private Placement               600,000 Units                  $ 60,000

       Private Placement             2,500,000 Units                  $250,000

2003:  Convertible Debt Offering     8% Convertible Debentures (1)    $180,000

       Private Placement             2,100,000 Units                  $315,000

       Private Placement             2,037,059 Units                  $346,300

2004:  Private Placement             3,100,000 Units                  $620,000

       Private Placement             1,500,000 Shares                 $300,000

       Exercise of Warrants          7,680,000 Shares               $1,090,200

 Exercise of Stock Options     1,050,000 Shares                 $110,000

2005-to-date:

 Exercise of Stock Options       624,500 Shares                  $93,675

------------------------------------------------------------------------------

(1) Converted to 1,500,000 common shares during FY2003.

______________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company – 2005/2004/2003/2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada; the Company still holds various working interests (up to 33%) which is subject to a farm-in proposal; the Company has written off its investment in the project.   In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA; this project was abandoned in August 2002.

Lenox Prospects, Michigan,USA

The Michigan Basis contains extensive belts of organic reefs composed of carbonate rocks (limestone and dolomite) formed under shallow seas in the Silurian period.  These oil/gas-filled reefs are the principal target for exploration companies in the basin.  The Company is now in a position to form relationships with the industry partners to evaluate other Silurian reef projects in the basin.  The Company will avoid exposing itself to unnecessary risks in pursuing these opportunities.

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second producing well, the Martin #1-21, is a 600-foot step-out from the discovery well.  A 2-D seismic program has been completed.  The Shmude LaTorre 1-20 well, located north of the other wells, encountered a gas charged zone up-hole of the Reef formation.  Management anticipates that drilling expenditures on this property will not be significant during Fiscal 2005.

At present, the Company has two wells on production currently producing at a combined rate of 717 barrels of oil per day (December 2004), with a small amount of gas being flared.

Production revenue for 2002 was $302,915, primarily derived from the Richards #1-20 well at the Lenox Prospects that went on stream in January 2002.  Production revenue for 2003 was $415,244, derived from the combined production of the Richards #1-20 and the Martin #1-21 (placed on production in April 2003), both located at the Lenox Prospects.  Production revenue from the Lenox Prospects for 2004 was $349,550, derived from the combined production of the Richards #1-20 and the Martin #1-21.

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

In October 2004, the Company did not exercise its right to acquire up to an additional 19% interest in the Mission River Development Project.

Natural gas in the area is typically sold into the local spot market at an estimated discount of US$0.50/mcf, relative to the Henry Hub price.  The Henry Hub price on 3/31/2005 was about US$7.00 per Mmbtu and averaged about US$5.90 per Mmbtu during 2004.  A compression fee may be applied to the wellhead price.  The operating costs of a typical gas well are estimated to be US$2,500 per month.  Crude oil in the area is trucked to a local refinery and nets an estimated wellhead price of Cushing Spot less a US$1.50/barrel discount.  The Cushing Spot price on 3/31/2005 was about US$55 per barrel and averaged about US$41 per barrel during 2004.  The operating costs of a typical oil well are estimated to be US$3,500 per month.

The operator, High Plains Gas Systems Inc, drilled the first well on 5/14/2004.  The Scanio-Sheldon Well #2 was drilled to the Massive Zone at 6,800 feet and was tested: for bypassed oil and gas pay between 5,000 and 6,800 feet; for untested oil zones in the lower 4,000 feet range; and untested gas zones down to 2,300 feet.  A total of 120 sidewall-cores/eight formation- pressure-tests/log analysis identified eight zones as having probable reserves.  The well was completed as a gas well, without yet testing the seven other zones including the main target zone.

During 2004/2005, the Company completed the next four wells on the project, producing oil, gas, and condensate:

     July 2004: Scanio-Sheldon Well #4;

     July 2004: Scanio-Sheldon Well #5;

   August 2004: Scanio-Sheldon Well #3;

   August 2004: Scanio-Sheldon Well #1 (oil only); and

 February 2005: Scanio-Sheldon Well #9 (oil only).

Production revenue from the Mission River Development Project for 2004 was $87,500, derived from the combined production of the first five wells noted above.

The Mission River field has six wells on production and at 3/31/2005 was producing approximately 1.1 million cubic feet of gas and 120 barrels of oil a day.  Six shallow wells remain to be drilled and the operator has advised the next well will test the Lower Vicksburg at 8,500 feet and should commence drilling as soon as a rig becomes available.  The operator has advised this is likely to be no later than September 2005.  The Mission river lease is operated by the McAlester Fuel Company (“McFuel”) and is located at the south end of the town of Refugio, Refugio County, Texas.  The field has multiple pays at depths ranging from 2,000 to 8,500 feet.  The operator commented in March 2005:

“Most of the production from wells on the McFuel lease has been from the 6,400-foot Massive Vicksburg (“Tom O Connor” Sand) and “G” series (6,300 feet) Frio zones.  A down-dip well south of the McFuel lease has produced substantial oil from 10 feet of net pay in the FQ-31 Sand.  Two wells on the McFuel lease have each produced over 150,000 barrels of oil from the “FT-8 Sand” from only a five-foot-net-pay-thickness.  A significant untapped shallow oil play exists at approximately 4,150-to 4,200 feet.  Less than two miles south of the McFuel lease the uppermost Oligocene Age Discorbis zones have produced substantial oil/gas in the shallow wells located in the Woodsbororo South Field (4,200 feet); each pay-zone ranges from four to six feet of net pay thickness”.

In April 2005, the Company received a technical evaluation from the operator, McFuel, on its proposal to drill a well to a depth of approximately 10,000 feet on the Mission River Development Project.  McFuel gave the following reasons why they are convinced significant oil and gas reserves remain untapped at deeper levels:

“McAlester Fuel has applied for a drilling permit for the McAlester  “Scanio-Shelton #10”. McAlester has defined the prospect by a combination of sub-surface well control and an innovative exploration technology known as electro-magnetic imaging.

On the Scanio-Shelton lease, three nearby wells encountered hydrocarbon shows and production from depths ranging in depths from 8,200-to-8,500 feet in the Lower Vicksburg formation.  From an individual sandstone reservoir, one well produced at an initial rate of 12 million cubic feet of gas per day, and 240 barrels of oil per day.

Two other wells drilled in the early 1960’s, each had initial potentials of 8 million cubic feet of gas per day from individual reservoirs.  McFuel believes the original objectives for these wells were oil producing targets and that additional zones had been bypassed.  At the time these wells were drilled, the price for natural gas was below US$0.20 per thousand cubic feet, whereas current gas price exceeds US$7.50 per thousand cubic feet.  Additionally, the sandstones in the older wells were not fracture stimulated, a commonly used technique in the industry today to enhance producing rates and the increase the ultimate recovery of the hydrocarbons.

Electro-magnetic prospecting is a relatively new technology that grew out of the research group at Exxon.  In fact, Exxon has publicly stated that it will add this technique to its exploration arsenal, which includes the acquisition of 3-D seismic data, for all its world-wide prospects.  The technique involves the generation of continuous electrical energy at the surface to investigate the earth’s subsurface geological structure and stratigraphy.  The electromagnetic waves propagate downward and encounter various geologic boundaries. Those boundaries having conductivity contrast reflect a portion of the waves back to the earth’s surface, much as sound wave energy is generated and reflected in seismic recording.  The electrical-magnetic waves become organized such that a direct relationship between the resonating frequencies and the depths to the various geologic boundaries occur.  The electrical contrast between hydrocarbon bearing rocks and their surrounding formations, an electro-magnetic signature can be detected and measured.  The phenomenon results in the direct detection of the hydrocarbons, as well as the depth and thickness of potential reservoirs.  When used in combination with subsurface well control on the Scanio-Shelton lease, this technology has produced a good estimate of the potential for deeper prospects in the range of 8,000-to-10,000 feet.

The McFuel Scanio-Shelton #10 will be spud as soon as a rig capable of drilling to 10,000 feet becomes available.”  The operator concluded.

The Mission River field has six wells on production.  Total production from the field for the month of March 2005 was 30.127 million cubic feet of gas and 1,917 barrels of oil.  Six shallow wells remain to be drilled.  The focus has now shifted to the deeper potential of the lease.  The Company anticipates expending $300,000 on exploration/development during 2005.

United States vs. Foreign Sales/Assets

During 2004, 2003 and 2002, respectively, the Company generated $442,368, $415,244 and $302,915 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA and the Mission River Development Project in Texas, USA.

At 12/31/2004 and 12/31/2003, respectively, $149,560 and $8,813 of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3, at 12/31/2004, all proved reserves are located at the Lenox Prospects in Michigan, USA.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

For the Years Ended 12/31/2004, 12/31/2003, 12/31/2002, and 12/31/2001

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

Reserves, 12/31/2001                                              0.0     0.0

Discoveries/Extensions:                                        24,904    10.0

Revisions                                                        (0.0)   (0.0)

Production                                                     (6,521)   (0.0)

Reserves, 12/31/2002                                           18,383    10.0

Discoveries/Extensions:                                             0     0.0

Revisions                                                       5,604   (10.0

Production                                                     (8,854)   (0.0)

Reserves, 12/31/2003                                           15,133     0.0

Discoveries/Extensions:                                         1,240    41.7

Revisions                                                      10,145     0.0

Production                                                     (7,599)  (16.8)

Reserves, 12/31/2004                                           23,135    24.9

______________________________________________________________________________

______________________________________________________________________________

Average sales price per unit and average production cost for oil and gas produced during the periods are shown in Table No. 4.  Production costs are allocated based on the weighted average of oil and gas sales.  In 2003 and 2002, production was primarily crude oil.

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs_____

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2004            $7.50                $43           $0.80                   $6

2003             ---                 $30             ---                   $6

2002             ---                 $35             ---                   $6

2001             ---                 ---             ---                  ---

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2005 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                  0.0     0.45

Mission River Development Project      5       1                  0.5     0.10

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2005.

Table No. 6

Productive/Undeveloped Acreage

______________________________________________________________________________

______________________________________________________________________________

                            Productive Acreage           Undeveloped Acreage__

                         Gross Acres   Net Acres       Gross Acres   Net Acres

Michigan, USA                  160.0        37.5               200        45.0

Texas, USA                     623.0        62.3               780        59.0

______________________________________________________________________________

______________________________________________________________________________

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net______

Year                         Productive   Dry                 Productive   Dry

2005-to-date                          0      0                         0     0

2004                                  6      0                     0.600     0

2003                                  0      2                     0.000  0.45

2002                                  1      0                     0.225     0

2001                                  1     10                     0.225     4

2000                                  0      0                         0     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is one well being drilled as of 5/31/2005.

Delivery Commitments

There are no delivery commitments as of 5/31/2005.

Plan Of Operations

Source of Funds for Fiscal 2005

Historically, the Company’s primary source of funds since incorporation was through the issuance of common stock and loans.  The Company generated $442,368 in oil/gas revenue in the 2004 and anticipates $700,000 in oil/gas revenues during Fiscal 2005.

The Company had negative working capital balance of ($286,850) at 12/31/2004.  During Fiscal 2005-to-date, the Company: raised $93,675 from the issuance of 624,500 common shares pursuant to the exercise of stock options.

At 6/1/2005, the Company had 2,597,000 outstanding stock options with an exercise price of $0.15.  At 6/1/2005, the Company had 1,444,559 outstanding share purchase warrants with exercise prices ranging from $0.20 to $0.24.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 5/31/2005 were preliminary.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that total general/administrative costs will be approximately $1 million.

During Fiscal 2005, the Company estimates that it will expend $0.3 million on property acquisition/exploration/development.

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

Mission River Development Project

In January 2004, the Company acquired from McAlester Fuel Company, a 10% interest in 620 contiguous acres, subject to a 25% royalty interest held by Slack Oil Company.  The Company paid US$1.044,000 to acquire the interest and it is fully carried on the planned 12-well drilling program.  The Mission River Development Project is adjacent to the producing Refugio oil/gas complex.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2004, 12/31/2003, and 12/31/2002 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

Overview

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

The funds raised in the equity financings discussed below have been used for the aforementioned property acquisitions and the funding of the Company’s share of oil/gas well exploration/development.  This has led to eight producing oil/gas wells, $442,368 in oil/gas revenue in Fiscal 2004, and production of 7,600 barrels of oil and 16,839 MCF of gas in Fiscal 2004.

Financings

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

In June 2004, the Company concluded a private placement of 3,100,000 units at $0.20 a unit, raising $620,000.  Each unit consisted of one common share and one share purchase warrant.  Eight warrants and an additional $0.20 will entitle the holder to purchase one additional common share until 6/2/2006; the warrants will entitle the holders to purchase a total of 387,500 common shares.  The Company issued 225,000 common shares at a value of  $45,000 as a finder’s fee.

In August 2004, the Company concluded a private placement of 1,500,000 common shares at $0.20 per share, raising $300,000.  The Company issued 93,750 common shares at a deemed value of $18,750 as a finder’s fee.

During Fiscal 2004, the Company raised: $1,090,200 through the issuance of 7,680,000 common shares pursuant to the exercise of warrants; and $110,000 through the issuance of 1,050,000 common shares pursuant to the exercise of stock options.

During 2005-to-date, the Company raised $93,675 through the issuance of 624,000 common shares pursuant to the exercise of stock options.

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

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  During the year ended 12/31/2004, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies.  Senior Management has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

Accounting Pronouncements

Canadian GAAP

Effective 1/1/2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”) which recommends the fair value-based methodology for measuring compensation costs.  CICA 3870 also permits, and the Company has adopted, the use of the intrinsic value-based method which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Effective for the year ended 12/31/2003, the Company adopted prospectively the amended recommendations of CICA 3870 with respect to stock-based compensation whereby, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after 11/1/2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

US GAAP

Oil and gas properties

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments.  Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized.  Fair value is calculated as the present value of estimated expected future cash flows.  Prior to 1/1/, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted).  Effective 1/1/2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the years ended 12/31/2004 and 12/31/2003 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended 12/31/2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended 12/31/2004, 12/31/2003 and 12/31/2002.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.  Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended 12/31/2004, 12/31/2003 and 12/31/2002 were 33,755,501, 22,132,652 and 17,663,899, respectively.  Accordingly, the loss per share for the years ended 12/31/2004, 12/31/2003 and 12/312002 was $(0.02), $(0.03) and $(0.10), respectively.

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was required to record asset retirement obligations as at 12/31/2004 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $6,473 (2003 - $6,473).  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective 1/1/2003.  Accordingly, there is no difference between Canadian GAAP and United States GAAP as at 12/31/2004 and 12/31/2003.

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in 12/17/2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after 12/15/2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after 3/15/2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 6/15/2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (“SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

a.  Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share based payment liabilities were measured at their intrinsic value.

b.  Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

c.  Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.

d.  Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18.  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after 6/15/2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after 12/15/2005.  For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after 12/15/2005.  The adoption of this new pronouncement is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Results Of Operations

Fiscal 2004 Ended December 31, 2004 versus Fiscal 2003

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

The Company generated $442,368 during 2004 (versus $415,244) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $121,937  (versus $577,679) in depletion costs; the ceiling test calculation determined that the net book value of the Company’s assets in the USA exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 during 2003.  Oil/gas operating expenses were $145,556 (versus $123,767), reflecting increased production activity.  Gross Profit (loss) was $154,875 [versus ($308,202)].

General/Administrative (excluding stock-based compensation) expenses increased by 60% to $569,691 during 2004 (versus $343,110), as expected, due to the Company’s increased exploration and development activity, fund raising, and investor relations effort.  Investor Relations expenses rose more than six-fold to $164,344 from $24,860 as a result of the hiring of an outside consulting firm and the development of a corporate awareness program.

Office/Miscellaneous expenses rose 73% to $107,355 from $62,040 due to the general increase in corporate activity and consulting/administrative expenses tripled to $107,170 from $34,3222 as well.  Consulting/Administrative expenses tripled to $107,170 from $34,322 due to general increase in corporate activity.

Fiscal 2003 Ended December 31, 2003 versus Fiscal 2002

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

Liquidity and Capital Resources

Fiscal 2004 Ended December 31, 2004

Working Capital was a negative ($  286,850) at 12/31/2004.

Working Capital was a negative ($  306,989) at 12/31/2003.

Working Capital was a negative ($  574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

The Company generated $442,368 in revenue from oil/gas production during Fiscal 2004.  While the Company anticipates increased revenue during Fiscal 2005 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth during the next fiscal year.  Thus, the Company expects to rely upon equity financing as its primary source of funding.

The Company has sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2005.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Cash Used in Fiscal 2004 Operating Activities totaled ($318,125), including the ($766,320) Net Loss.  Material adjustments included depletion of $121,937, recovery of write-off of receivables of $73,022, accrual of management fees of $72,000, and the ($117,247) decrease in non-cash working capital.  Cash Used in Fiscal 2004 Investing Activities totaled ($1,590,572), for oil/gas property expenditures.  Cash Provided by Fiscal 2004 Financing Activities totaled $1,956,611, predominately from the aforementioned private placements and offset by advances from related parties.

Fiscal 2003 Ended December 31, 2003

Working Capital was a negative ($306,989) at 12/31/2003.

The Company generated $415,244 in revenue from oil/gas production during Fiscal 2003.  While the Company anticipated increased revenue during Fiscal 2004, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth; the Company expects to rely upon equity financing as its primary source of funding.

Cash Used in Fiscal 2003 Operating Activities totaled ($478,991), including the ($746,498) Net Loss.  Material adjustments included depletion of $599,679 and the ($341,899) decrease in non-cash working capital.  Cash Used in Fiscal 2003 Investing Activities totaled ($391,138), for oil/gas property expenditures; predominately for the Lenox Prospects in Michigan, USA.  Cash Provided by Fiscal 2003 Financing Activities totaled $857,654 from the aforementioned private placements, convertible debenture, the exercise of warrants and advances from related parties.

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

5.C.  Research and development, patents and licenses, etc.

5.D.  Trend information

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

5.E.  Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

5.F.  Tabular disclosure of contractual obligations.

The Company does not have any contractual obligations as of 5/31/2005 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

June 30, 2005

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

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   54      January 1996

Neal Iverson (1)(3)              Secretary/Director       54        March 2000

Wes Franklin (4)                 Director                 58          May 2005

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

     Resident/Citizen of British Columbia, Canada

     Business address: c/o Portrush Petroleum Corp.

                           1687 West Broadway #200, Vancouver, BC  V6J 1X2

(4)  Resident/Citizen of Washington, USA

     Business address: 561 Musssel Beach, Coupeville, WA  98239

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

Wes Franklin, Director of the Company, is a registered geologist with both the State of Washington and the American Association of Petroleum Geologists, and he is a member of SPE and SE.G. He has been in the exploration and production segment of the petroleum industry for 34 years and spent over 16 years in senior management positions for Tenneco Oil Company and Fina Oil and Chemical Company.  Since his retirement from Fina in 1997, he has been an active consultant in both domestic and international exploration plays. He is currently the Executive Vice President of Touchstone Resources U.S.A., Inc.

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

Senior Management Cash Compensation.  During Fiscal 2004 Ended 12/31/2004, the Company paid/accrued cash compensation/salary (directly and indirectly) to one Senior Management/Director totaling $72,000, to Martin Cotter.

Table No. 9 details compensation paid/accrued for Fiscal 2004/2003/2002 ended December 31st for the Senior Management and Directors.

Table No. 9

Summary Compensation Table

Senior Management and Directors

_________________________________________________________________________________

_________________________________________________________________________________

                                                  Long-Term Compensation_

                         Annual Compensation         Awards______

Name and                                 Other         Restricted             All

Principal      Fiscal                   Annual   Stock   Options/    LTIP   Other

Position         Year   Salary  Bonus     Comp.   Award(s) SARS(#) Payouts   Comp.

Martin Cotter: President/CEO/Director (1)

                 2004  $72,000    nil  $55,000  1,000,000     nil     nil     nil

                 2003  $72,500    nil      nil          0     nil     nil     nil

                 2002  $60,500    nil      nil    500,000     nil     nil     nil

------------------------------------------------------------------------------------------------------

(1)  Other Annual Compensation includes:

     $35,000 "value realized" from the exercise of 500,000 stock options.

     $20,000 "deemed value" of stock options granted at "below market".

(2)  Other Compensation are consulting fees paid for non-director services.

_________________________________________________________________________________

_________________________________________________________________________________

Options/SARs Granted During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees/consultants.  No SARs (stock appreciation rights) were granted during this period.

HELP????

Table No. 10

Stock Option Grants in Fiscal 2004 Ended 12/31/2004

____________________________________________________________________________________

____________________________________________________________________________________

                             Percentage                   Market Value of Securities

                          Number       of    Exer.                Underlying Options

                              of    Total   Price                            on Date

                         Options  Options     Per       Grant  Expiration   of Grant

Name                     Granted  Granted   Share        Date        Date  Per Share

------------------------------------------------------------------------------------

Martin Cotter          1,000,000    31.1%   $0.15   4/05/2004   4/05/2006      $0.17

Bruce Nurse              100,000     3.1%   $0.15   4/05/2004   4/05/2006      $0.17

Neal Iverson             200,000     6.2%   $0.15   4/05/2004   4/05/2006      $0.17

------------------------------------------------------------------------------------

Employees/Consultants  1,900,000    59.6%

------------------------------------------------------------------------------------

TOTAL                  3,200,000   100.0%

____________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 1,050,000 stock options were exercised by Senior Management, Directors and/or employees/consultants; no stock options expired unexercised or were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2004 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 11

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

____________________________________________________________________________

____________________________________________________________________________

                   Number                               Value of Unexercised

                       of                     Number of         In-the Money

                   Shares           Unexercised Options           Options at

                 Acquired  Aggregate  at Fiscal Yearend       Fiscal Yearend

                       on      Value       Exercisable/         Exercisable/

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Martin Cotter     500,000    $35,000  1,000,000/    nil    $130,000/    $nil

Bruce Nurse       200,000    $34,000    300,000/    nil     $39,000/    $nil

Neal Iverson      100,000    $17,000    100,000/    nil     $13,000/    $nil

Subtotal          800,000    $86,000  1,400,000/    nil    $182,000/    $nil

----------------------------------------------------------------------------

Consultants       250,000    $17,500    800,000/    nil    $104,000/    $nil

Employees               0    $     0  1,000,000/    nil    $130,000/    $nil

Subtotal          250,000    $17,500  1,800,000/    nil    $234,400/    $nil

----------------------------------------------------------------------------

TOTAL           1,050,000   $103,500  3,200,000/    nil    $416,000/    $nil

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 9, No. 10, No. 11, and No. 12 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation, other than disclosed in Table No. 11 and ITEM #7.B.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits.  No funds have been set aside or accrued by the Company since incorporation to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

--- No Disclosure Necessary ---

6.C.  Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and the Audit Committee of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the President/CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the President/CEO and other Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The President/CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person and telephone-conference Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met four times in Fiscal 2004 and has met twice times during Fiscal 2005-to-date.

Multilateral Instrument 52-110 of the Canadian Securities Administrators   (“MI 52-110”) requires the Company, as a "venture issuer", to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The audit committee is chartered as a committee of the Board of Directors of the Company that is independent of the Company’s management and represents the interests of the Company’s shareholders.

The audit committee is authorized by the board of directors to:

(a) oversee the process of selecting/appointing the Company’s external auditor,

(b) oversee the conduct of the audit, and

(c) have primary responsibility for the relationship between the Company and its external auditor.

The audit committee's responsibilities include:

(a) take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

(b) determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

(c) meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction,

(d) establish, and monitor compliance with, the Company’s policies regarding:

     (i) the auditor’s providing services beyond scope of the Company’s audit,

    (ii) the Company’s hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

(e) prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including:

     (i) the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor’s independence, and

    (ii) the nature of any non-audit service contracts entered into and the amount of the related fees.

The Company’s audit committee is comprised of three directors: Martin Cotter, Wes Franklin, and Neal Iverson.  All audit committee members are “financially literate” (as defined in MI 52-110) and only Martin Cotter, the President, is not “independent”.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Since the effective date of MI 52-110, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110.  Section 2.4 provides an exemption from the requirements that the audit committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.

Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110, in whole or in part.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 that provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

6.D.  Employees

As of 6/1/2005, the Company had four employees, including two Senior Management.  As of 12/31/2004, 12/31/2003, and 12/31/2002, there were four, two, and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 12 lists, as of 6/30/2005, Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 11 also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 12

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              4,296,666     10.2%

Common   Neal Iverson (2)                                    200,000      4.9%

Common   Wes Franklin                                              0      0.0%

Total Directors/Officers/5% Shareholders                   4,496,666     15.1%

------------------------------------------------------------------------------

(1)  1,000,000 represent currently exercisable stock options.

(2)    200,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 40,986,917 shares outstanding as of 6/30/2005 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the "Stock Option Plan") on 6/15/2004.

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

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of a "rolling" 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 13 as of 6/30/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                                 Number of Shares of   CDN$

                                              Common   Exer.    Grant  Expir’n

Name                                           Stock   Price     Date     Date

Martin P. Cotter                           1,000,000   $0.15  4/05/04  4/05/06

Neal Iverson                                 200,000   $0.15  4/05/04  4/05/06

Wes Franklin                                     nil

Total Officers/Directors                   1,200,000

------------------------------------------------------------------------------

Former Director                              200,000   $0.15  9/15/03  9/15/05

                                             100,000   $0.15  4/05/04  4/05/06

Employee/Consultant                        1,530,000

Total Officers/Directors/Etc.              3,030,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E. and Table No. 11.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings

The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; table reflects direct/indirect holdings of common shares (excluding stock options and warrants), refer to Table No. 11 for additional information.

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2004  12/31/2003  12/31/2002

Martin P. Cotter                             3,296,666   1,546,666     546,666

Nextel Investment Properties                         0     157,000   1,400,000

Dhoon Bay Limited                                    0           0   1,100,000

Garwick Bay Limited                                  0           0   1,100,000

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 4/26/2005, the Company’s shareholders’ list showed 40,986,917 common shares outstanding, with 328 registered shareholders.  87 of these shareholders were U.S. residents, holding 2,663,897 common shares (representing about 7% of the issued/outstanding shares); 225 registered shareholders were resident in Canada, holding 33,057,406 common shares (81%), and 16 registered shareholders were resident in other countries, holding 5,265,614 common shares (13%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1000 beneficial owners of its common shares.

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2003/2002/2001, the Company paid/accrued to Martin Cotter fees totalling $72,000, $72,000 and $60,000, respectively.

At 12/31/2004 and 12/31/2003, due to related parties included $150,000 and $42,954 owing to Martin Cotter.

Bruce Nurse, Director

During Fiscal 2004/2003, respectively, the Company paid/accrued $0 and  $15,000 to Bruce Nurse for consulting fees related to investor relations.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

None of the named experts or counselors employed on a contingent basis owns shares in the company or its subsidiaries or has a material, direct or indirect economic interest in the Company.

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

Audited Financial Statements

for Fiscal 2004, Fiscal 2004, and Fiscal 2002, Ended December 31st

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.  Table No. 14 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last ten fiscal quarters, and the last three fiscal years.

Table No. 14

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 6/30/2005                            515,340           $0.12   $0.08    $0.11

 5/31/2005                            972,871            0.125   0.07     0.10

 4/30/2005                            538,703            0.16    0.11     0.13

 3/31/2005                            879,275            0.19    0.14     0.15

 2/28/2005                            795,114            0.24    0.18     0.19

 1/31/2005                          1,015,324            0.25    0.17     0.20

------------------------------------------------------------------------------

Quarterly

 6/30/2005                          2,026,994           $0.16   $0.07    $0.11

 3/31/2005                          2,689,713            0.25    0.14     0.15

12/31/2004                          3,623,492            0.34    0.19     0.21

 9/30/2004                          6,224,418            0.40    0.15     0.33

 6/30/2004                          3,598,901            0.18    0.11     0.14

 3/31/2004                          2,581,470            0.20    0.10     0.17

12/31/2003                          3,965,779            0.26    0.12     0.17

 9/30/2003                          1,882,600            0.21    0.06     0.19

 6/30/2003                          1,306,500            0.20    0.055    0.07

 3/31/2003                          1,462,500            0.15    0.045    0.05

------------------------------------------------------------------------------

Yearly

12/31/2004                         16,028,281           $0.40   $0.10    $0.21

12/31/2003                          8,617,379            0.26    0.045    0.05

12/31/2002                          1,340,750            0.16    0.02    0.035

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

Table No. 13 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/1002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last ten fiscal quarters, and last five fiscal years, adjusted for March 2000 1:5 stock consolidation.

Table No. 13

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 6/30/2005                          1,322,100          $0.14   $0.12     $0.12

 5/31/2005                          1,783,900           0.16    0.09      0.12

 4/30/2005                            936,600           0.19    0.15      0.16

 3/31/2005                          2,129,100           0.24    0.16      0.18

 2/28/2005                          2,242,600           0.29    0.22      0.24

 1/31/2005                          1,993,500           0.29.   0.23      0.25

------------------------------------------------------------------------------

Quarterly

 6/30/2004                          4,042,600          $0.19   $0.09     $0.12

 3/31/2005                          6,365,200           0.29    0.16      0.18

12/31/2004                          7,408,000           0.42    0.23      0.28

 9/30/2004                         16,959,700           0.50    0.22      0.40

 6/30/2004                         10,578,500           0.23    0.16      0.20

 3/31/2004                          5,987,000           0.27    0.15      0.20

12/31/2003                          4,889,600           0.33    0.19      0.21

 9/30/2003                          4,770,900           0.26    0.09      0.24

 6/30/2003                          2,717,855           0.16    0.09      0.09

 3/31/2003                          4,100,627           0.20    0.07      0.10

------------------------------------------------------------------------------

Yearly

12/31/2004                        40,933,200           $0.50   $0.15     $0.28

12/31/2003                        16,468,982            0.33    0.07      0.21

12/31/2002                         8,107,321            0.30    0.05      0.09

12/31/2001                        15,128,926            0.65    0.10      0.16

12/31/2000                           176,900            1.52    0.05      0.28

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

9.C.  Markets Identified

The common shares trade on the TSX Venture Stock Exchange in Canada and on the OTC Bulletin Board in the United States.  Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.B.  Memorandum and Articles of Association

Following shareholder approval of a “special resolution” at the 5/31/2005 Special and Annual Meeting of shareholders, the Company adopted a new set of Articles.  The Company undertook this action to bring the Company into compliance with the new, updated British Columbia Corporations Act.  The principle changes include: the reduction of the required vote for a “special resolution” from three-quarters to two-thirds; Directors are able to approve a name change for the Company without a shareholder vote; Directors can set the location of the Annual General Meeting outside British Columbia, Canada; and deleted the requirement for a pro rate purchase of the shares of the Company.

In addition, the new British Columbia Corporations Act removed the requirement that a majority of Company directors be resident in British Columbia.

Refer to discussion in Fiscal 2001 Annual Report on Form 20-F, for more information about the Company’s articles.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2004 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.H.  Document on Display

The Company’s documents can be viewed at its North American office, located at: 1687 West Broadway, #200, Vancouver, British Columbia, Canada  V6J 1X2.  The Company files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C.  20549.

10.I.  Subsidiary Information

The Company has one wholly-owned subsidiary, Texas Gulf Petroleum Corp., incorporated in Nevada on 7/20/1981, acquired on 8/31/1995.  This subsidiary is inactive.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any activities in derivative financial instruments, other financial instruments, or derivative commodity instruments.  The Company’s financial assets in the form of cash and cash equivalents are held in short term interest-bearing deposits at institutions with high credit quality ratings.

The reporting currency of our consolidated financial statements is the Canadian Dollar.  Revenues from our operations outside of Canada represented 100% of our revenues in Fiscal 2004 and Fiscal 2003, all located in the United States and recorded in U.S. Dollars.  As a result, we enter into transactions with customers and suppliers in U.S. Dollars.  We are exposed to market risks from changes in foreign currency exchange rates that may affect our results of operations and financial condition and, consequently, our fair value. We do not enter into forward exchange contracts.  We manage these risks through internal risk management policies.  Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events.  However, these strategies may not be fully effective in all market environments or against all types of risks.  Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.  If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

The oil and gas industry is exposed to a variety of risks including the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.  We mitigate these risks to the extent we are able by:

a.  employing highly-skilled staff and focusing them in areas where they have a strong knowledge base in order to maximize value;

b.  utilizing competent, professional consultants as support teams to Company staff;

c.  performing careful and thorough geophysical, geological and engineering analyses of each prospect;

d.  using current, cost-effective and where feasible, leading-edge technology;

e.  focusing on a limited number of core properties;

f.  striving to be a low-cost producer to maximize field netbacks;

g.  maintaining a balanced portfolio of sales contracts;

h.  staying informed about industry changes and trends through appropriate association memberships, publications, subscriptions and conferences.

Our future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by many factors including global and regional supply and demand, worldwide political events and weather.  These factors, among others, can result in a high degree of price volatility.

We currently have no hedge positions, however, we manage our potential exposure to commodity price volatilities through diversification as follows:

a.  Our oil/gas portfolio is split between two primary markets:

    southern Michigan and southeast Texas; and

b.  Commodity mix: our sales portfolio is comprised of natural gas, crude oil and natural gas liquids.  Crude oil and natural gas liquids are sold at prices with volatilities that differ from those of natural gas.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders.  The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure to the Audit Committee, which is responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

At the end of Fiscal 2004 Ended 12/31/2004 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

a.  Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

b.  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

c.  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of an unrelated director, the President/CEO of the Company, and the Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended December 31, 2004 and 2003       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2004            2003

------------------------------------------------------------------------------

Audit Fees                                             $14,000         $15,000

Audit Related Fees                                           0               0

Tax Fees                                                     0               0

All Other Fees                                               0               0

Total                                                  $14,000         $15,000

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

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 4/29/2005

 Consolidated Balance Sheets at 12/31/2004 and 12/31/2003

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2004, 12/31/2004 and 12/31/2003

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2004, 12/31/2003 and 12/31/2002

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

7.  Ratio of Earnings To Fixed Charges:                No Disclosure Necessary

8.  List of Subsidiaries:                              No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:  No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......75

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      76

14.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2004

AUDITORS' REPORT

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, 2003 and 2002 and the results of its operations and cash flows for the years ended December 31, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada	Chartered Accountants

April 29 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 29, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Vancouver, Canada	Chartered Accountants

April 29, 2005

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

	2004	2003

ASSETS

Current
Cash	$ 74,543	$ 4,981
Receivables	67,694	3,832
Prepaids	5,625	-

	147,862	8,813

Oil and gas properties (Note 3)	1,642,393	173,758

	$ 1,790,255	$ 182,571

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 283,110	$ 257,848
Due to related parties (Note 7)	151,602	57,954

	434,712	315,802

Future site restoration	6,473	6,473

	441,185	322,275

Shareholders' equity (deficiency)
Capital stock (Note 4)
Authorized
100,000,000 common shares without par value
Issued and outstanding
40,342,417 common shares (2003 – 26,693,667)	12,854,161	10,534,248
Share subscriptions received in advance	-	146,950
Contributed surplus (Note 4)	352,683	270,552
Deficit	(11,857,774)	(11,091,454)

	1,349,070	(139,704)

	$ 1,790,255	$ 182,571

Nature and continuance of operations (Note 1)

Subsequent event (Note 11)

On behalf of the Board:

	Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2004	2003	2002

REVENUE
Oil and gas revenue, net of royalties	$ 442,368	$ 415,244	$ 302,915

EXPENSES
Depletion	121,937	599,679	398,046
Operating	145,556	123,767	70,288
General and administrative (Note 5)	868,173	343,110	216,004

Total expenses	(1,135,666)	(1,066,556)	(684,338)

Loss before other items	(693,298)	(651,312)	(381,423)

OTHER INCOME (EXPENSE)
Gain on settlement of lawsuit	-	2,464	-
Interest expense	-	(12,191)	-
Foreign exchange loss	-	(85,459)	-
Recovery of resource property costs	-	-	77,645
Write-off of oil and gas properties (Note 3)	-	-	(1,441,793)
Write-off of receivable	(73,022)	-	-
Settlement of lawsuit	-	-	(4,000)

Total other income (expense), net	(73,022)	(95,186)	(1,368,148)

Loss for the year	(766,320)	(746,498)	(1,749,571)

Deficit, beginning of year	(11,091,454)	(10,344,956)	(8,595,385)

Deficit, end of year	$ (11,857,774)	$ (11,091,454)	$ (10,344,956)

Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.10)

Weighted average number of shares outstanding	33,858,626	22,235,777	17,767,024

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (766,320)	$ (746,498)	$ (1,749,571)
Items not affecting cash:
Accrued interest	-	12,191	-
Depletion	121,937	599,679	398,046
Gain on settlement of accounts payable	-	(2,464)	-
Write-off of oil and gas properties	-	-	1,441,793
Write-off of receivable	73,022	-	-
Recovery of resource property costs	-	-	(77,645)
Accrual of management fees	72,000	-	-
Stock based compensation expense	298,483	-	22,474

Changes in non-cash working capital items:
(Increase) decrease in receivables	(136,884)	19	107,318
Increase in prepaids	(5,625)	-	-
Increase (decrease) in accounts payable and accrued liabilities	25,262	(341,918)	(340,733)

Cash used in operating activities	(318,125)	(478,991)	(198,318)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	21,648	51,954	(210,643)
Net proceeds from issuance of capital stock	1,956,611	646,676	301,833
Proceeds from convertible debentures	-	12,074	167,926
Share subscriptions received in advance	-	146,950	-

Cash provided by financing activities	1,978,259	857,654	259,116

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(1,590,572)	(391,138)	(138,972)
Proceeds of resource property costs recovered	-	-	77,645

Cash used in investing activities	(1,590,572)	(391,138)	(61,327)

Change in cash position during year	69,562	(12,475)	(529)

Cash position, beginning of year	4,981	17,456	17,985

Cash position, end of year	$ 74,543	$ 4,981	$ 17,456

Supplemental disclosure with respect to cash flows (Note 6)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

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

	2004	2003

Working capital (deficiency)	$ (286,850)	$ (306,989)
Deficit	(11,857,774)	(11,091,454)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period.  Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2004, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Oil and gas properties (cont'd…)

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties.  Natural gas reserves and production are converted to equivalent barrels of crude oil based on units of revenue.  The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

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

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized an estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $6,473 (2003 - $6,473).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”) which recommends the fair value-based methodology for measuring compensation costs.  CICA 3870 also permits, and the Company has adopted, the use of the intrinsic value-based method which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

Effective for the year ended December 31, 2003, the Company adopted prospectively the amended recommendations of CICA 3870 with respect to stock-based compensation whereby, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.  At December 31, 2004, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share is 4,644,559, 9,687,059 and 9,600,000 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2004	2003

Oil and gas properties:
U.S.A., proved	$ 2,612,495	$ 1,171,483
Canada, unproved	149,560	-
	2,762,055	1,171,483

Less: Accumulated depletion	(1,119,662)	(997,725)

	$ 1,642,393	$ 173,758

At December 31, 2004, the oil and gas properties include $149,560 (2003 - $Nil) relating to unproved properties that have been excluded from the depletion calculation.

Alberta prospects, Canada

The Company had working interests in certain prospects ranging from 16.67% to 20.83% located in Alberta, Canada. During the year ended December 31, 2002, the prospects located in Alberta were abandoned and all related costs of $1,441,793 were written-off.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding  50% of the project costs. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

Michigan and Wyoming, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A. The Company also had a 25% working interest in a prospect located in Wyoming, U.S.A., however, during the year ended December 31, 2002, the prospect was abandoned.  During the year ended December 31, 2003, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 included in accumulated depletion.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2001	16,768,942	$ 9,653,817	$ -

Private placement	3,100,000	310,000	-
Exercise of warrants	41,666	5,833	-
Exercise of options	150,000	15,000	-
Stock-based compensation	-	-	22,474
Share issuance costs	-	(29,000)	-

Balance, December 31, 2002	20,060,608	9,955,650	22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	10,534,248	270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders fee	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683

Included in issued capital stock are 103,125 (2003 – 103,125) common shares held in escrow that may not be transferred, assigned or otherwise dealt with without the consent of the regulatory authorities.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

In August 2003, the Company issued 2,100,000 units at $0.10 per unit for total proceeds of $210,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

In October 2003, the Company issued 2,037,059 units at $0.17 per unit for total proceeds of $346,300.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.24 until October 14, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $125,736 which is included in contributed surplus. The Company incurred share issuance costs of $36,444 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

During the year ended December 31, 2003, the Company issued convertible debentures bearing interest at 8% per annum for total proceeds of $180,000, of which $167,926 was received during the year ended December 31, 2002. In November, 2003, at the option of the holder, the debentures were converted into 1,500,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $65,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitles the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of  $45,000 as a finder’s fee.

In August 2004, the Company issued 1,500,000 shares at $0.20 per share for total proceeds of $300,000. The Company issued 93,750 common shares at a value of $18,750  as a finder’s fee.

During the year ended December 31, 2004, the Company issued 7,680,000 common shares pursuant to the exercise of warrants for proceeds of $1,090,200 of which $146,950 was received during the year ended December 31, 2003. The Company also issued 1,050,000 common shares pursuant to the exercise of stock options for proceeds of $110,000.

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on themarket price of the Company’s common stock at the date of the grant less an applicable discount. The options can be granted for a maximum term of 5 years.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2004:

	Number of Shares	Exercise Price	Expiry Date

Options	200,000	$ 0.15	September 15, 2005
	3,000,000	0.15	April 5, 2006

Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2001	8,312,503	$ 0.36	970,000	$ 0.27
Granted/repriced	3,100,000	0.15	1,150,000	0.10
Exercised	(41,666)	0.14	(150,000)	0.10
Expired/cancelled	(3,270,837)	0.20	(470,000)	0.35

Outstanding, December 31, 2002	8,100,000	0.27	1,500,000	0.13
Granted	5,637,059	0.17	-	-
Exercised	(946,000)	0.15	(50,000)	0.10
Expired/cancelled	(4,054,000)	0.15	(500,000)	0.20

Outstanding, December 31, 2003	8,737,059	0.15	950,000	0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-

Outstanding, December 31, 2004	1,444,559	$ 0.23	3,200,000	$ 0.15

Number currently exercisable	1,444,559	$ 0.23	3,200,000	$ 0.15

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

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

2002

Loss for the year as reported	$ (1,749,571)
Additional compensation expense	(63,674)

Pro-forma loss	$(1,813,245)

Pro-forma basic and diluted loss per share	$(0.10)

During the year ended December 31, 2004, the Company granted 3,300,000 (2003 – Nil) stock options resulting in stock-based compensation expense under the Black-Scholes pricing model of $298,483 (2003 - $Nil), with a corresponding credit to contributed surplus on the balance sheet.

The following weighted average assumptions were used in the valuation of stock options granted:

	2004	2002

Risk-free interest rate	2.4%	4.3%
Expected life of options	2 years	2 years
Annualized volatility	160%	159%
Dividend rate	0.00%	0.00%

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

5.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2004	2003	2002

Consulting and administration fees	$ 107,170	$ 34,322	$ 19,700
Investor relations	164,344	24,860	-
Management fees – related party	72,000	87,000	60,000
Office and miscellaneous	107,355	62,040	21,722
Professional fees	60,545	100,702	65,253
Stock-based compensation	298,482	-	-
Transfer agent and regulatory fees	24,981	22,266	19,307
Travel and promotion	33,296	11,920	30,022

	$ 868,173	$ 343,110	$ 216,004

6.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

The significant non-cash transactions during the year ended December 31, 2004 was the issuance of 318,750 common shares valued at $63,750 for finders’ fees on private placements.

Significant non-cash transactions during the year ended December 31, 2003 included:

a)

The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000.

b)

The accrual of future site restoration costs of $6,473.

The Company did not have any non-cash financing or investing transactions during the year ended December 31, 2002.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

7.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $72,000 (2003 - $87,000; 2002 - $60,000) to directors.

b)

Paid or accrued rent of $Nil (2003 - $4,000; 2002 - $6,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

8.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002

Loss for the year	$ (776,320)	$ (746,498)	$ (1,749,571)

Expected income taxes (recovery)	$ (272,810)	$ (280,683)	$ (692,830)
Write-off of oil and gas properties	-	-	570,950
Non-deductible items for income tax purposes	43,410	225,479	157,626
Other items deductible for income tax purposes	(56,285)	(53,402)	(80,216)
Unrecognized benefits of non-capital losses	285,685	108,606	44,470

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Oil and gas properties	$ 1,287,892	$ 1,054,369
Mineral property and related exploration expenditures	95,334	95,334
Financing fees	68,279	95,944
Operating losses available for future periods	640,519	1,297,299
Capital losses available	527,409	527,409

	2,619,433	3,070,355
Valuation allowance	(2,619,433)	(3,070,355)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

8.

INCOME TAXES (cont’d…)

The Company has incurred operating losses of approximately $1,800,000 which, if unutilized, will expire commencing 2005. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years.  Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

9.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and all of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $149,560 (2003 - $Nil) and the total amount of capital assets attributable to the U.S.A. is $1,492,833 (2003 - $173,758).

10.

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

11.

SUBSEQUENT EVENT

Subsequent to December 31, 2004, the Company issued 624,500 common shares for proceeds of $93,675 pursuant to the exercise of stock options.

12.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2004	2003

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 1,790,255	$ 182,571

Total liabilities under Canadian GAAP and United States GAAP	$ 441,185	$ 322,275

Capital stock, share subscriptions received in advance and contributed surplus under Canadian GAAP	13,206,844	10,951,750
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock, share subscriptions received in advance and contributed surplus under United States GAAP	13,966,140	11,711,046

Deficit under Canadian GAAP	(11,857,774)	(11,091,454)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(12,617,070)	(11,850,750)

Total shareholders' equity (deficiency) under United States GAAP	1,349,070	(139,704)

Total liabilities and shareholders' equity (deficiency) under United States GAAP	$ 1,790,255	$ 182,571

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties

Under both US and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to January 1, 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward.

Stock based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the years ended December 31, 2004 and 2003 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended December 31, 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2004, 2003 and 2002.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2004, 2003 and 2002 were 33,755,501, 22,132,652 and 17,663,899, respectively.  Accordingly, the loss per share for the years ended December 31, 2004, 2003 and 2002 was $(0.02), $(0.03) and $(0.10), respectively.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Asset retirement obligations

Under United States GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.

Under Canadian GAAP, the Company was required to record asset retirement obligations as at December 31, 2004 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $6,473 (2003 - $6,473). New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective January 1, 2003. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2004 and 2003.

New accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (‘SFAS 123R”). SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

12.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

New accounting pronouncements (cont’d…)

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share based payment liabilities were measured at their intrinsic value.

ii.

Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.

Entities are required to estimate the number of instruments for which the requisite service is expected tobe rendered as opposed to accounting for forfeitures as they occur.

iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18. SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005. For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of this new pronouncement is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

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

Portrush Petroleum Corporation;    SEC # 0-27768

Registrant

July 7, 2005       By  s/s Martin Cotter____________________________

Date                   Martin Cotter, President/Director

July 7, 2005        By s/s Neal Iverson_____________________________

Date                   Neal Iverson, Corporate Secretary/Director