Form 20-F/A
period 2004-12-31
PORTRUSH PETROLEUM CORP
filed 2005-07-22
CIK 1008112

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F /A

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes xxx   No ___

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 52

PORTRUSH PETROLEUM CORPORATION

FORM 20-F /A ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

Introduction...............................................................  3

PART I

PART II

Item 13.  Default, Dividend Arrearages and Delinquencies..................  49

Item 14.  Material Modifications to the Rights of Security Holders and

ITEM 16E. Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers..........................  52

PART III

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

FORWARD-LOOKING STATEMENTS

This amended Annual Report on Form 20-F /A contains forward-looking statements principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

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

In Table No. 1, the selected financial data of the Company for Fiscal 2004, Fiscal 2003 and Fiscal 2002 ended December 31st was derived from the financial statements of the Company which have been audited by Davidson & Company, Chartered Accountants, as indicated in their audit report which is  included elsewhere in this Annual Report.  The selected financial data set forth for Fiscal 2001 and Fiscal 2000 ended December 31st are derived from the Company's audited financial statements, not included herein.

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

Limited Operating History and History of Losses

The Company has historically incurred losses from operations.  As at 12/31/200 4 , the Company had a cumulative deficit of ($11, 857,774) ).  There can be no assurance that the Company will achieve profitability in the future.  In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

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

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/200 4 , the end of the Company's most recent fiscal year, there were 40,342,417 common shares issued and outstanding.  At 6/30/2005, there were 40,986,917 shares issued and outstanding.

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

Lenox Prospects, Michigan, USA

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

At 12/31/2004 and 12/31/2003, respectively, $149,560 and nil of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

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

Under Canadian GAAP, the Company was required to record asset retirement obligations as at 12/31/2004 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $6,473 (2003 - $6,473).  New accounting and disclosure standards were introduced under Canadian GAAP  and adopted by the Company effective 1/1/2003.  Accordingly, there is no difference between Canadian GAAP and United States GAAP as at 12/31/2004 and 12/31/2003.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  During the year ended 12/31/2004, the Company did not adopt any new accounting policy that would have a material impact on the consolidated financial statements, nor did it make changes to existing accounting policies.  Senior m anagement has discussed with the Audit Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

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

The Company generated $442,368 during 2004 (versus $415,244) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $121,937  (versus $577,679) in depletion costs; the ceiling test calculation determined that the net book value of the Company’s assets in the USA exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 during 2003.  Oil/gas operating expenses were $145,556 (versus $123,767), reflecting increased production activity.  Gross Profit (loss) was $1 7 4,875 [versus ($308,202)].

General/Administrative (excluding stock-based compensation of $298,482 ) expenses increased by 60% to $569,691 during 2004 (versus $343,110), as expected, due to the Company’s increased exploration and development activity, fund raising, and investor relations effort.  Investor Relations expenses rose more than six-fold to $164,344 from $24,860 as a result of the hiring of an outside consulting firm and the development of a corporate awareness program.

Office/Miscellaneous expenses rose 73% to $107,355 from $62,040 due to the general increase in corporate activity and consulting/administrative expenses tripled to $107,170 from $34,322 as well.

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

Cash Used in Fiscal 2004 Operating Activities totaled ($318,125), including the ($766,320) Net Loss.  Material adjustments included depletion of $121,937, recovery of write-off of receivables of $73,022, accrual of management fees of $72,000, and the ($117,247) decrease in non-cash working capital.  Cash Used in Fiscal 2004 Investing Activities totaled ($1,590,572), for oil/gas property expenditures.  Cash Provided by Fiscal 2004 Financing Activities totaled $1,9 78,259 , predominately from the aforementioned private placements and offset by advances from related parties.

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

     $20,000 " intrinsic  value" of stock options granted at "below market".

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

10.I.  Subsidiary Information

The Company has one wholly-owned subsidiary, Port Rush Petroleum (US)Corporation , incorporated in Michigan on November 14, 2003

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

7.  Ratio of Earnings To Fixed Charges:                No Disclosure Necessary

8.  List of Subsidiaries:                              No Disclosure Necessary

9.  Statement Regarding Date of Financial Statements:  No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)........74

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code       75

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

“DAVIDSON & COMPANY LLP”

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

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 29 2005

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

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2004	2003	2002

REVENUE
Oil and gas revenue, net of royalties	$ 442,368	$ 415,244	$ 302,915

EXPENSES
Depletion	121,937	599,679	398,046
Operating	145,556	123,767	70,288
General and administrative (Note 5)	868,173	343,110	216,004

Total expenses	(1,135,666)	(1,066,556)	(684,338)

Loss before other items	(693,298)	(651,312)	(381,423)

OTHER INCOME (EXPENSE)
Gain on settlement of lawsuit	-	2,464	-
Interest expense	-	(12,191)	-
Foreign exchange loss	-	(85,459)	-
Recovery of resource property costs	-	-	77,645
Write-off of oil and gas properties (Note 3)	-	-	(1,441,793)
Write-off of receivable	(73,022)	-	-
Settlement of lawsuit	-	-	(4,000)

Total other income (expense), net	(73,022)	(95,186)	(1,368,148)

Loss for the year	(766,320)	(746,498)	(1,749,571)

Deficit, beginning of year	(11,091,454)	(10,344,956)	(8,595,385)

Deficit, end of year	$(11,857,774)	$(11,091,454)	$(10,344,956)

Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.10)

Weighted average number of shares outstanding	33,858,626	22,235,777	17,767,024

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(766,320)	$(746,498)	$(1,749,571)
Items not affecting cash:
Accrued interest	-	12,191	-
Depletion	121,937	599,679	398,046
Gain on settlement of accounts payable	-	(2,464)	-
Write-off of oil and gas properties	-	-	1,441,793
Write-off of receivable	73,022	-	-
Recovery of resource property costs	-	-	(77,645)
Accrual of management fees	72,000	-	-
Stock based compensation expense	298,483	-	22,474

Changes in non-cash working capital items:
(Increase) decrease in receivables	(136,884)	19	107,318
Increase in prepaids	(5,625)	-	-
Increase (decrease) in accounts payable and accrued liabilities	25,262	(341,918)	(340,733)

Cash used in operating activities	(318,125)	(478,991)	(198,318)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	21,648	51,954	(210,643)
Net proceeds from issuance of capital stock	1,956,611	646,676	301,833
Proceeds from convertible debentures	-	12,074	167,926
Share subscriptions received in advance	-	146,950	-

Cash provided by financing activities	1,978,259	857,654	259,116

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(1,590,572)	(391,138)	(138,972)
Proceeds of resource property costs recovered	-	-	77,645

Cash used in investing activities	(1,590,572)	(391,138)	(61,327)

Change in cash position during year	69,562	(12,475)	(529)

Cash position, beginning of year	4,981	17,456	17,985

Cash position, end of year	$74,543	$4,981	$17,456

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

	2004	2003

Working capital (deficiency)	$ (286,850)	$(306,989)
Deficit	(11,857,774)	(11,091,454)

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2004	2003

Oil and gas properties:
U.S.A., proved	$2,612,495	$1,171,483
Canada, unproved	149,560	-
	2,762,055	1,171,483

Less: Accumulated depletion	(1,119,662)	(997,725)

	$1,642,393	$173,758

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2001	16,768,942	$9,653,817	$-

Private placement	3,100,000	310,000	-
Exercise of warrants	41,666	5,833	-
Exercise of options	150,000	15,000	-
Stock-based compensation	-	-	22,474
Share issuance costs	-	(29,000)	-

Balance, December 31, 2002	20,060,608	9,955,650	22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	10,534,248	270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders fee	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	$12,854,161	$352,683

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2004:

	Number of Shares	Exercise Price	Expiry Date

Options	200,000	$ 0.15	September 15, 2005
	3,000,000	0.15	April 5, 2006

Warrants	1,057,059	0.24	October 14, 2005
	387,500	0.20	June 2, 2006

Stock option and share purchase warrant transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2001	8,312,503	$0.36	970,000	$0.27
Granted/repriced	3,100,000	0.15	1,150,000	0.10
Exercised	(41,666)	0.14	(150,000)	0.10
Expired/cancelled	(3,270,837)	0.20	(470,000)	0.35

Outstanding, December 31, 2002	8,100,000	0.27	1,500,000	0.13
Granted	5,637,059	0.17	-	-
Exercised	(946,000)	0.15	(50,000)	0.10
Expired/cancelled	(4,054,000)	0.15	(500,000)	0.20

Outstanding, December 31, 2003	8,737,059	0.15	950,000	0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-

Outstanding, December 31, 2004	1,444,559	$0.23	3,200,000	$0.15

Number currently exercisable	1,444,559	$0.23	3,200,000	$0.15

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

2002

Loss for the year as reported	$(1,749,571)
Additional compensation expense	(63,674)

Pro-forma loss	$(1,813,245)

Pro-forma basic and diluted loss per share	$(0.10)

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

5.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are comprised of the following:

	2004	2003	2002

Consulting and administration fees	$107,170	$34,322	$19,700
Investor relations	164,344	24,860	-
Management fees – related party	72,000	87,000	60,000
Office and miscellaneous	107,355	62,040	21,722
Professional fees	60,545	100,702	65,253
Stock-based compensation	298,482	-	-
Transfer agent and regulatory fees	24,981	22,266	19,307
Travel and promotion	33,296	11,920	30,022

	$868,173	$343,110	$216,004

6.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2004	2003	2002

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

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

8.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2004	2003	2002

Loss for the year	$(776,320)	$(746,498)	$(1,749,571)

Expected income taxes (recovery)	$(272,810)	$(280,683)	$(692,830)
Write-off of oil and gas properties	-	-	570,950
Non-deductible items for income tax purposes	43,410	225,479	157,626
Other items deductible for income tax purposes	(56,285)	(53,402)	(80,216)
Unrecognized benefits of non-capital losses	285,685	108,606	44,470

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Oil and gas properties	$1,287,892	$1,054,369
Mineral property and related exploration expenditures	95,334	95,334
Financing fees	68,279	95,944
Operating losses available for future periods	640,519	1,297,299
Capital losses available	527,409	527,409

	2,619,433	3,070,355
Valuation allowance	(2,619,433)	(3,070,355)

Net future income tax asset	$ -	$ -

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2004

12.

DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2004	2003

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$1,790,255	$182,571

Total liabilities under Canadian GAAP and United States GAAP	$441,185	$322,275

Capital stock, share subscriptions received in advance and contributed surplus under Canadian GAAP	13,206,844	10,951,750
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock, share subscriptions received in advance and contributed surplus under United States GAAP	13,966,140	11,711,046

Deficit under Canadian GAAP	(11,857,774)	(11,091,454)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(12,617,070)	(11,850,750)

Total shareholders' equity (deficiency) under United States GAAP	1,349,070	(139,704)

Total liabilities and shareholders' equity (deficiency) under United States GAAP	$1,790,255	$182,571

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

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F /A and has duly caused this Annual Report Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC # 0-27768

Registrant

July 22, 2005       By  s/s Martin Cotter____________________________

Date                   Martin Cotter, President/Director

July 22, 2005        By s/s Neal Iverson_____________________________

Date                   Neal Iverson, Corporate Secretary/Director