Form 20-F
period 2005-12-31
PORTRUSH PETROLEUM CORP
filed 2006-06-30
CIK 1008112

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL YEAR ENDED 12/31/2005

   [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

         OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For Fiscal Year Ended: December 31, 2005

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

         THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from __________ to ________

Commission file number 000-27768

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             43,433,792

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

FISCAL YEAR ENDED DECEMBER 31, 2005

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

BUSINESS OF PORTRUSH PETROLEUM CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  The Company maintains: a 22.5% working interest in the Lenox Prospects, a producing oil/gas property in Michigan; and a 10% working interest (7.5% net revenue interest) in the Mission River Development Project, a producing oil/gas property in Texas.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

 --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

  --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for fiscal years ended December 31st 2005/2004/2003 was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2002/2001 ended December 31st was derived from audited financial statements of the Company, not included herein.

The financial statements are the responsibility of the Company’s management. The auditor’s responsibility is to express an opinion on the financial statements based on their audit.

The auditor’s conducted their audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-five stock consolidation effective March 2000.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

                            Year        Year        Year        Year        Year

                           Ended       Ended       Ended       Ended       Ended

                      12/31/2005  12/31/2004  12/31/2003  12/31/2002  12/31/2001

--------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                 $594        $442        $415        $303         $ 0

Operating Income (Loss)    ($153)      ($693)      ($651)      ($382)      ($255)

Net Income (Loss)          ($160)      ($766)      ($747)     ($1750)     ($1812)

(Loss) per Share          ($0.01)     ($0.02)     ($0.03)     ($0.10)     ($0.12)

Dividends Per Share        $0.00       $0.00       $0.00       $0.00       $0.00

Wtd. Avg. Shares (000)     41573       33859       22236       17767       15705

Period-end Shares O/S(000) 43434       40342       26694       20061       16769

--------------------------------------------------------------------------------

Working Capital             $158       ($287)      ($307)      ($575)     ($1018)

Oil/Gas Properties          1571        1642         174         376        2077

Long-Term Obligations         10           6           6         168           0

Capital Stock              13399       12854       10534        9956        9654

Shareholders’ Equity        1718        1349        (140)       (367)       1058

Total Assets                1834        1790         183         397        2206

--------------------------------------------------------------------------------

US GAAP

Loss Per Share            ($0.00)     ($0.02)     ($0.03)

Wtd. Avg. Shares (000)     41476       33756       22133

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2005 was ($12,777,318).

(2)  Under US GAAP, the calculation of weighted average number of shares used in the calculation of Loss Per Share would not have included 103,125 escrowed, contingently cancelable common shares.  The release of such shares from escrow will result in compensation to be recorded reflecting the difference between the issue price of the shares ($0.175 per share) and the market price at the date of release.  On 12/7/2005, the escrowed shares were cancelled.

(3)  Under US GAAP, a calculation of cumulative non-cash compensation expense relating to the granting of stock options, non-recognized under Canadian GAAP, was $759,296 at 12/31/2005 and 12/31/2004, respectively.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

May 2006                                                 1.12     1.10    1.10

April 2006                                               1.17     1.12    1.12

March 2006                                               1.17     1.13    1.17

February 2006                                            1.16     1.14    1.14

January 2006                                             1.17     1.14    1.14

December 2005                                            1.17     1.15    1.17

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

Fiscal Year Ended 12/31/2001                    1.55     1.60     1.49    1.59

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness              No Disclosure Necessary ---

3.C.  Reasons For The Offer And Use Of Proceeds    No Disclosure Necessary ---

3.D.  Risk Factors

In addition to the other information presented in this Annual report, the following should be considered carefully in evaluating the Company and its business.  This Annual Report contains forward-looking statements that involve risks and uncertainties.  The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed below and elsewhere in this Annual Report.

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of the British Columbia, Canada.  A majority of the Company's directors are resident outside the United States, and all or substantial portions of their assets are located outside of the United States.  As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors

U.S. investors in the Company could be subject to U.S. taxation at possibly adverse or higher rates and under a system that might be more complicated and unfamiliar to them.  For example, a U.S investor might be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition (including a pledge) of that holder's shares.  Distributions a U.S. investor receives in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the holder's holding period for the shares will be treated as excess distributions.  For example, under certain circumstances, a U.S. investor who is an individual might be subject to information reporting requirements and backup withholding, currently at a 28% rate, on dividends received on common shares.  If a U.S. Holder holds shares in any year in which the Company is a PFIC, that holder might be required to file Internal Revenue Service Form 8621.  Refer to ITEM #10.E.

Risks Related to the Company’s Oil/Gas Operations

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

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue

The Company’s financial statements include a statement that the financial statements of the Company are prepared on a going concern basis, and therefore that certain reported carrying values are subject to the Company receiving the future continued support of its stockholders, obtaining additional financing and generating revenues to cover its operating costs.  The going concern assumption is only appropriate provided that additional financing continues to become available.

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($160,248), ($766,320), and ($746,498) in Fiscal Years 2005/2004/2003.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There are 100 million common shares authorized; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties.  The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2006; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

The Company competes with other oil/gas companies which have similar operations, and many such competitor companies have operations and financial resources and industry experience far greater than those of the Company.  Nevertheless, the market for the Company’s potential future production of oil/gas tends to be commodity-oriented rather than company-oriented.  If a well successfully reaches commercial production, the Company will still be subject to competition from much larger and financially stronger competitors and such competition may materially adversely affect the Company’s financial performance.

Risks Relating to Management and Specific Operations

The Company’s Articles of Continuation contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them

The Company’s Articles of Continuation contain provisions that state, subject to applicable law, the Company shall indemnify every director or officer of the Company, subject to the limitations of the British Columbia Corporations Act, against all losses or liabilities that the Company’s director or officer may sustain or incur in the execution of their duties.  The Company’s Articles of Continuation further state that no director of officer shall be liable for any loss, damage or misfortune that may happen to, or be incurred by the Company in the execution of their duties if they acted honestly and in good faith with a view to the best interests of the Company.  Such limitations on liability may reduce the likelihood of litigation against the Company’s officers and directors and may discourage or deter its shareholders from suing the Company’s officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration/development projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Martin Cotter; and its Corporate Secretary, Neal Iverson.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors are associated with other resource companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing

Certain of the Directors and Senior Management of the Company (specifically, Martin Cotter and Wes Franklin) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in the oil/gas industry; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting oil/gas properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore/develop existing properties.

Risks Relating to the Company’s Common Shares

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 10% of the shares of the Company, on a diluted basis, have the ability to influence substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future.  There can be no assurance that the Company’s Board of Directors will ever declare cash dividends, which action is exclusively within its discretion.  Investors cannot expect to receive a dividend on the Company’s Common Shares in the foreseeable future, if at all.

Low Stock Market Prices and Volume Volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in oil/gas prices may affect the interest in oil/gas properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new oil/gas properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.09 (low) to CDN$0.29 (high) during the period from 1/1/2005 to 12/31/2005, trading at CDN$0.19 on 12/31/2005; the closing price of our shares was CDN$0.195 on 5/31/2006.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

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

The Company’s registered office is located at:

 595 Howe Street #700, Vancouver, British Columbia, Canada  V6C 2T5

 Telephone: 604-687-2923; and

 Facsimile: 604-687-5960.

The contact person is: Neal Iverson, Director

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol “PSH”” and on the OTC Bulletin Board in the USA under the symbol “PRRPF”.

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/2005, the end of the Company's most recent fiscal year, there were 43,433,792 common shares issued and outstanding.  At 5/31/2006, there were 44,033,792 shares issued and outstanding.

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

The information contained in this Annual Report is current as at 5/23/2006, except where a different date is specified.

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

Fiscal 2005: None

Fiscal 2006 To-Date: None

Property/Asset Dispositions

Fiscal 1999: None

Fiscal 2000: None

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Fiscal 2002: Rock Springs Prospects, Wyoming

Fiscal 2003: None

Fiscal 2004: None

Fiscal 2005: None

Fiscal 2006 To-Date: None

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The following table lists equity offerings:

______________________________________________________________________________

Year   Nature of Share Issuance      Number of Shares           Capital Raised

------------------------------------------------------------------------------

2000:  Special Warrant Offering      2,541,667 Special Warrants       $305,000

       Private Placement             2,694,000 Units                  $942,900

2001:  Private Placement             5,000,000 Units                  $150,000

2002:  Private Placement               600,000 Units                  $ 60,000

       Private Placement             2,500,000 Units                  $250,000

2003:  Convertible Debt Offering     8% Convertible Debentures (1)    $180,000

       Private Placement             2,100,000 Units                  $315,000

       Private Placement             2,037,059 Units                  $346,300

2004:  Private Placement             3,100,000 Units                  $620,000

       Private Placement             1,500,000 Shares                 $300,000

       Exercise of Warrants          7,680,000 Shares               $1,090,200

 Exercise of Stock Options     1,050,000 Shares                 $110,000

2005:  Exercise of Stock Options     1,194,500 Shares                 $179,175

       Private Placement             2,000,000 Units                  $300,000

2006-to-date: Stock Option Exercise    600,000 Shares                 $ 90,000

------------------------------------------------------------------------------

(1) Converted to 1,500,000 common shares during FY2003.

______________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company – 2006/2005/2004/2003/2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada; the Company has written off its investment in the project.  In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA; this project was abandoned in August 2002.  In September 2003, the Company acquired the Lenox North Prospects.  In February 2004, the company acquired the Mission River Development Project in Texas, USA.  In November 2004, the Company acquired a 5% working interest in a prospect located in Ontario, Canada, in exchange for funding 50% of the project costs by paying US$120,000; the Company will receive a payout of all costs incurred plus a 5% working interest in the project.

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

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second producing well, the Martin #1-21, is a 600-foot step-out from the discovery well.  A 2-D seismic program has been completed.  The Shmude LaTorre 1-20 well, located north of the other wells, encountered a gas charged zone up-hole of the Reef formation.  Management anticipates that drilling expenditures on this property will not be significant during 2006.

At present, the Company has two wells on production currently producing at a combined rate of 70 barrels of oil per day (December 2005), with a small amount of gas being flared.

Production revenue for 2002 was $302,915, primarily derived from the Richards #1-20 well at the Lenox Prospects that went on stream in January 2002.  Production revenue for 2003 was $415,244, derived from the combined production of the Richards #1-20 and the Martin #1-21 (placed on production in April 2003), both located at the Lenox Prospects.  Production revenue from the Lenox Prospects for 2004 was $349,550, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2005 was $330,187, derived from the combined production of the Richards #1-20 and the Martin #1-21.

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

Natural gas in the area is typically sold into the local spot market at an estimated discount of US$0.50/mcf, relative to the Henry Hub price.  The Henry Hub price for 2005 was about US$9 per Mmbtu. A compression fee may be applied to the wellhead price.  The operating costs of a typical gas well are estimated to be US$3,500 per month.  Crude oil in the area is trucked to a local refinery and nets an estimated wellhead price of Cushing Spot less a US$1.50/barrel discount.  The Cushing Spot price for 2005 was about US$56 per barrel.

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

During 2004/2005/2006, the Company completed the next four wells on the project, producing oil, gas, and condensate:

     July 2004: Scanio-Sheldon Well #4;

     July 2004: Scanio-Sheldon Well #5;

   August 2004: Scanio-Sheldon Well #3;

   August 2004: Scanio-Sheldon Well #1 (oil only);

 February 2005: Scanio-Sheldon Well #9 (oil only); and

    March 2006: Scanio-Sheldon Well #6.

Production revenue from the Mission River Development Project for 2005 was $258,706, derived from the combined production of the first five wells noted above.

The Mission River field has seven wells on production and at 3/31/2006 was producing approximately 2 million cubic feet of gas and 100 barrels of oil a day.

The Scanio-Shelton #6 well was drilled to a depth of 10,300 feet. As drilling progressed, indications of increasing pressure resulted in a decision to run a 7.62 inch liner at a depth of 8,170 feet. An additional five inch liner was run in the interval between 8,170 and 8,650. This intermediate casing was set to protect the up-hole formations before drilling through the over-pressured zone at approximately 9,000 feet.

Several logging programs were completed over the open hole at various times during the drilling process. Initial interpretation of the logs indicated the presence of several hydrocarbon-bearing sandstones within the main target zone. A zone at approximately the 8,300 foot level was perforated prior to placing the well on production.

The evaluation of reserves discovered at Scanio Shelton #6 has been completed.  Proven producing gas reserves have been calculated at 5 BCF and associate condensate reserves at approximately 200,000 barrels. In addition, proven behind pipe reserves have been calculated to be 4.5BCF.  The well has been placed on production and is producing at a rate of 1.8 million cubic feet of gas and sixty barrels of condensate a day.  The well commenced production on 3/13/2006.  Btu adjustment on the gas is 11.44%.

The Company’s Mission River Project operator has proposed drilling another deep test on the Mission River lease.  The proposed well will be drilled to further evaluate the aerial extent of the producing zone. The well will also help to fully develop the other sands encountered in the Scanio Shelton #6.  It has been agreed in order to effectively drain the reservoir and recover the reserves another well is needed.  The proposed well will be drilled to and through the 8,400 pay section to properly develop the sands encountered in the Scanio Shelton #6 and is a very significant departure from the original twelve well shallow drilling program. It is considered in the best interest of all participants because the potential new reserves to be captured far exceed the potential reserves in the shallower formations.

The deep test on the Mission River lease was spudded on June 24th 2006. The well, the Scanio Shelton #7, will be drilled approximately 1,200 feet north of the Scanio Shelton #6 and the operator has hired the drilling contractor who successfully drilled the number six well.

United States vs. Foreign Sales/Assets

During 2005, 2004 and 2003, respectively, the Company generated $593,598, $442,368 and $415,244 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA and the Mission River Development Project in Texas, USA.

At 12/31/2005 and 12/31/2004, respectively, $104,464 and $149,560 of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3, at 12/31/2004, all proved reserves are located at the Lenox Prospects in Michigan, USA; and 12/31/2005, both the Lenox Prospects and the Mission River Development Project contain proven reserves.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

For the Years Ended 12/31/2005, 12/31/2004, 12/31/2003, 12/31/2002, and 12/31/2001

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

Reserves, 12/31/2001                                              0.0     0.0

Discoveries/Extensions:                                        24,904    10.0

Revisions                                                        (0.0)   (0.0)

Production                                                     (6,521)   (0.0)

Reserves, 12/31/2002                                           18,383    10.0

Discoveries/Extensions:                                             0     0.0

Revisions                                                       5,604   (10.0

Production                                                     (8,854)   (0.0)

Reserves, 12/31/2003                                           15,133     0.0

Discoveries/Extensions:                                        26,700   326.0

Revisions                                                       9,173     0.0

Production                                                     (7,524)  (12.0)

Reserves, 12/31/2004                                           43,482   314.0

Discoveries/Extensions:                                             0       0

Revisions                                                      16,612   169.0

Production                                                     (7,399)  (14.0)

Reserves, 12/31/2005                                           52,695   469.0

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

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs_____

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2005           $11.00                $50           $3.16                   $6

2004            $7.50                $43           $0.80                   $6

2003             ---                 $30             ---                   $6

2002             ---                 $35             ---                   $6

2001             ---                 ---             ---                  ---

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2006 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                  0.0     0.45

Mission River Development Project      4       0                  0.4     0.00

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2006.

Table No. 6

Productive/Undeveloped Acreage

______________________________________________________________________________

______________________________________________________________________________

                            Productive Acreage           Undeveloped Acreage__

                         Gross Acres   Net Acres       Gross Acres   Net Acres

Michigan, USA                  160.0        37.5               200        45.0

Texas, USA                     240.0        24.0               540        54.0

______________________________________________________________________________

______________________________________________________________________________

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net______

Year                         Productive   Dry                 Productive   Dry

2006-to-date                          1      0                     0.10      0

2005                                  1      0                     0.10      0

2004                                  6      0                     0.60      0

2003                                  0      2                     0.00   0.45

2002                                  1      0                     0.225     0

2001                                  1     10                     0.225     4

2000                                  0      0                         0     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is one well to be drilled in June 2006.

Delivery Commitments

There are no delivery commitments as of 5/31/2006.

Plan Of Operations

Source of Funds for Fiscal 2006

Historically, the Company’s primary source of funds since incorporation was through the issuance of common stock and loans.  The Company generated $593,598 in oil/gas revenue in Fiscal 2005 and anticipates a significant increase during Fiscal 2006.

The Company had working capital balance of $157,501 at 12/31/2005.  During Fiscal 2006-to-date, the Company: raised $90,000 from the exercise of stock options.

At 5/23/2006, the Company had 2,475,000 outstanding stock options with an exercise price of $0.15.  At 5/23/2006 the Company had 2,387,500 outstanding share purchase warrants with exercise prices ranging from $0.15 to $0.20.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 5/23/2006 were preliminary.

Use of Funds for Fiscal 2006

During Fiscal 2006, the Company estimates that total general/administrative costs will be approximately $0.4 million.

During Fiscal 2006, the Company estimates that it will expend $0.5 million on property acquisition/exploration/development.

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

Mission River Development Project

In January 2004, the Company acquired from McAlester Fuel Company, a 10% interest in 620 contiguous acres, subject to a 25% royalty interest held by Slack Oil Company.  The Company paid US$1,044,000 to acquire the interest and it is fully carried on the planned 12-well drilling program.  The Mission River Development Project is adjacent to the producing Refugio oil/gas complex.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2005, 12/31/2004, and 12/31/2003 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

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

The funds raised in the equity financings discussed below have been used for the aforementioned property acquisitions and the funding of the Company’s share of oil/gas well exploration/development.  This has led to nine producing oil/gas wells; $442,368 in oil/gas revenue in Fiscal 2004, and production of 7,524 barrels of oil and 12,000 MCF of gas in Fiscal 2004; and $593,698 in oil/gas revenue in Fiscal 2005, and production of 7,399 barrels of oil and 14,000 MCF of gas in Fiscal 2005.

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

In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000.  Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring 9/14/2007.  The Company paid a finder’s fee and other issuance costs of $24,942.

During Fiscal 2005, the Company raised: $179,175 through the issuance of 1,194,500 common shares pursuant to the exercise of stock options.

During Fiscal 2006-To-Date, the Company raised $90,000 through the issuance common shares pursuant to the exercise of stock options.

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

US GAAP RECONCILIATION

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.  Effective 1/1/2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes.  Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2005, 2004 and 2003.

Stock-based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the years ended December 31, 2005, 2004 and 2003 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2005, 2004 and 2003.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may cancelled if not earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2005, 2004 and 2003 was 41,476,215, 33,755,501 and 22,132,652, respectively.

Accordingly, the loss per share for the years ended December 31, 2005, 2004 and 2003 was $(0.00), $(0.02) and $(0.03), respectively.

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

Under Canadian GAAP, the Company was required to record asset retirement obligations as at 12/31/2005 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494 (2004 - $6,473).  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2 to the audited financial statements) and adopted by the Company effective 1/1/2003.  Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2005 and 2004.

New accounting pronouncements

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non- Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after 6/15/2005.

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

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion 20 and FASB Statement 3” (SFAS 154).  SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 12/15/2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Results Of Operations

Fiscal 2005 Ended December 31, 2005 versus Fiscal 2004

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

The Company generated $593,598 during 2005 (versus $442,368) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $122,269 (versus $121,937) in depletion costs.  Oil/gas operating expenses were $221,664 (versus $145,556), reflecting increased production activity.  Gross Profit was $249,665 [versus $174,875].

General/Administrative (excluding stock-based compensation) expenses fell 40% to $327,506 during 2005 (versus $569,690), as expected, due to the Company’s reduced office/miscellaneous costs, reduced consulting/administrative fees and lower investor relations’ costs.

Investor Relations expenses fell by two-thirds to $53,635 from $164,344 as a result of changes to the investor relations program. Consulting/Administrative expenses fell by two-thirds to $34,750 from $107,170 reduced use of consultants.  Office/Miscellaneous expenses fell by a third to $74,393 from $107,354 due to staffing reductions.

Non-Cash stock-based compensation relating to the granting of stock options fell to $75,193 from $298,483, reflecting reduced granting of options.

Net Loss for Fiscal 2005 was ($160,248) versus ($766,320).  Basis and Diluted Loss Per Share was ($0.01) versus ($0.02).

Fiscal 2004 Ended December 31, 2004 versus Fiscal 2003

The Company generated $442,368 during 2004 (versus $415,244) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $121,937  (versus $599,679) in depletion costs; the ceiling test calculation determined that the net book value of the Company’s assets in the USA exceeded net future cash flows from proven reserves and, accordingly, the Company recorded a ceiling test write-down of $319,950 during 2003.  Oil/gas operating expenses were $145,556 (versus $123,767), reflecting increased production activity.  Gross Profit (loss) was $174,875 [versus ($308,202)].

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

Office/Miscellaneous expenses rose 73% to $107,354 from $62,040 due to the general increase in corporate activity and consulting/administrative expenses tripled to $107,170 from $34,322 as well.  Consulting/Administrative expenses tripled to $107,170 from $34,322 due to general increase in corporate activity.

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

Liquidity and Capital Resources

Fiscal 2005 Ended December 31, 2005

Working Capital was $157,501 at 12/31/2005.

Working Capital was a negative ($286,850) at 12/31/2004.

Working Capital was a negative ($306,989) at 12/31/2003.

Working Capital was a negative ($574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

The Company generated $593,598 in revenue from oil/gas production during Fiscal 2005.  While the Company anticipates increased revenue during Fiscal 2006 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth during the next fiscal year.  Thus, the Company expects to rely upon equity financing as its primary source of funding.  During Fiscal 2006-to-date, the exercise of 600,000 stock options has raised $90,000.

The Company has insufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2006.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

The Company completed a private placement of 2,000,000 units during Fiscal 2005, with gross proceeds of $300,000.  In addition, 1,194,599 stock options were exercised, raising $179,175.

Cash Used in Fiscal 2005 Operating Activities totaled ($85,103), including the (160,248) Net Loss.  Material adjustments included depletion of $122,269, write-off of accounts payable of ($8,215), accrual of management fees of $72,000, stock-based compensation of $75,193, and the ($186,102) net change in non-cash working capital items.  Cash Used in Fiscal 2005 Investing Activities totaled ($47,096), for oil/gas property expenditures.  Cash Provided by Fiscal 2005 Financing Activities totaled $247,202, predominately from the aforementioned private placements and offset by advances repaid to related parties.

Fiscal 2004 Ended December 31, 2004

Working Capital was a negative ($286,850) at 12/31/2004.

In June 2004, the Company issued 3,100,000 units, with gross proceeds of $620,000 and issued 225,000 common shares as a finders’ fee.  In August 2004, the Company issued 1,500,000 common shares for gross proceeds of $300,000.  During Fiscal 2004, the Company: issued 7,680,000 common shares pursuant to the exercise of warrants, raising $1,090,200; and issued 1,050,000 common shares pursuant to the exercise of stock options, raising $110,000.

Cash Used in Fiscal 2004 Operating Activities totaled ($318,125), including the ($766,320) Net Loss.  Material adjustments included depletion of $121,937, recovery of write-off of receivables of $73,022, accrual of management fees of $72,000, stock-based compensation of $298,483, and the ($117,247) decrease in non-cash working capital.  Cash Used in Fiscal 2004 Investing Activities totaled ($1,590,572), for oil/gas property expenditures.  Cash Provided by Fiscal 2004 Financing Activities totaled $1,978,259, predominately from the aforementioned private placements and offset by advances from related parties.

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

The Company does not have any contractual obligations as of 5/23/2006 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

May 15, 2006

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

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   55      January 1996

Neal Iverson (1)(3)              Director                 55        March 2000

Wes Franklin (4)                 Director                 59          May 2005

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends over half of his time on the affairs of the Company.

     Resident/Citizen of Ireland

     Business address: 65 Main Street, Blackrock, Dublin, Ireland.

(3)  Resident/Citizen of British Columbia, Canada

     Business address: c/o Portrush Petroleum Corp.

                           1687 West Broadway #200, Vancouver, BC  V6J 1X2

(4)  Resident/Citizen of Washington, USA

     Business address: 561 Mussel Beach, Coupeville, WA  98239

______________________________________________________________________________

______________________________________________________________________________

Martin P. Cotter, President/CEO/Director of the Company is a professional engineer resident in Dublin, Ireland.  He also manages Ashcliff Holdings, a private property and investment company.

Neal Iverson, Director of the Company, is a commercial realtor who has been associated with Western Mortgage Realty Corporation in Vancouver, British Columbia for over fifteen years.

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

Despite the Company’s Executive Officers spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

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

Senior Management Cash Compensation.  During Fiscal 2005 Ended 12/31/2005, the Company paid/accrued cash compensation/salary (directly and indirectly) to one Senior Management/Director totaling $72,000 to Martin Cotter.

Table No. 9 details compensation paid/accrued for Fiscal 2005/2004/2003 ended December 31st for the Senior Management and Directors.

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

                 2005  $72,000    nil      nil        nil     nil     nil     nil

                 2004  $72,000    nil  $55,000  1,000,000     nil     nil     nil

                 2003  $72,500    nil      nil          0     nil     nil     nil

------------------------------------------------------------------------------------------------------

(1)  2004 Other Annual Compensation includes:

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

Table No. 10

Stock Option Grants in Fiscal 2005 Ended 12/31/2005

____________________________________________________________________________________

____________________________________________________________________________________

                             Percentage                   Market Value of Securities

                          Number       of    Exer.                Underlying Options

                              of    Total   Price                            on Date

                         Options  Options     Per       Grant  Expiration   of Grant

Name                     Granted  Granted   Share        Date        Date  Per Share

------------------------------------------------------------------------------------

Wes Franklin             300,000    22.2%   $0.15  10/31/2005   9/01/2007      $0.15

Neal Iverson             100,000     7.4%   $0.15  10/31/2005   9/01/2007      $0.15

------------------------------------------------------------------------------------

Employees/Consultants    949,500    70.4%

------------------------------------------------------------------------------------

TOTAL                  1,349,500   100.0%

____________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 1,194,500 stock options were exercised by Senior Management, Directors and/or employees/consultants; 380,000 stock options expired unexercised or were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2005 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values at 12/31/2005.

Table No. 11

Aggregated Stock Options Exercises in Fiscal 2005

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

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Martin Cotter         nil       $nil  1,000,000/    nil     $40,000/    $nil

Wes Franklin          nil       $nil    300,000/    nil     $12,000     $nil

Neal Iverson          nil       $nil    200,000/    nil      $8,000/    $nil

Subtotal              nil       $nil  1,500,000/    nil     $60,000/    $nil

----------------------------------------------------------------------------

Others          1,349,000    $37,790  1,325,000/150,000     $53,000/  $6,000

----------------------------------------------------------------------------

TOTAL           1,349,500    $37,790  2,825,000/150,000    $113,000/  $6,000

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 9, No. 10, No. 11, and No. 12 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met twice in Fiscal 2005 and has met two times during Fiscal 2006-to-date.

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a “venture issuer” to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

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

6.D.  Employees

As of 5/23/2006, the Company had two employees, including one Senior Management.  As of 12/31/2005, 12/31/2004, and 12/31/2003, there were two, four, and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 12 lists, as of 5/31/2006 Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 11 also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 12

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              6,796,666     14.6%

Common   Neal Iverson (2)                                    200,000      0.5%

Common   Wes Franklin                                        300,000      0.7%

Total Directors/Officers/5% Shareholders                   7,296,666     15.8%

------------------------------------------------------------------------------

(1)  1,500,000 represent currently exercisable stock options.

     1,000,000 represent currently exercisable warrants.

(2)    100,000 represent currently exercisable stock options.

(3)    300,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 44,033,792 shares outstanding as of 5/31/2006 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 13 as of 5/31/2006, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                               Number of Shares of   CDN$

                                            Common   Exer.      Grant  Expir’n

Name                                         Stock   Price       Date     Date

Martin P. Cotter                         1,500,000   $0.15    4/10/06  4/10/09

Neal Iverson                               100,000   $0.15   10/31/05  9/01/07

Neal Iverson                               100,000   $0.15    4/10/06  4/10/09

Wes Franklin                               300,000   $0.15    8/11/05  9/01/07

Total Officers/Directors                 1,900,000

------------------------------------------------------------------------------

Employees/Consultants                    1,525,000

Total Officers/Directors/Etc.            3,425,000

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

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2005  12/31/2004  12/31/2003

Martin P. Cotter                             4,296,666   3,296,666   1,546,666

Nextel Investment Properties                         0           0     157,000

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/31/2006, the Company’s shareholders’ list showed 44,033,792 common shares outstanding, with 327 registered shareholders.  84 of these shareholders were U.S. residents, holding 6,293,897 common shares (representing about 14% of the issued/outstanding shares); 238 registered shareholders were resident in Canada, holding 38,974,395 common shares (80%), and five registered shareholders were resident in other countries, holding 2,765,500 common shares (6%).

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2005/2004/2003, the Company paid/accrued to Martin Cotter fees totalling $72,000, $72,000, and $72,000, respectively.

At 12/31/2005 and 12/31/2004, due to related parties included $17,571 and $150,000 owing to Martin Cotter.

Bruce Nurse, Director

During Fiscal 2005/2004/2003, respectively, the Company paid/accrued $0, $0 and  $15,000 to Bruce Nurse for consulting fees related to investor relations.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2002, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit reports of Davidson & Company LLP, Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

Audited Financial Statements

for Fiscal 2005, Fiscal 2004, and Fiscal 2003, Ended December 31st

8.A.7.  Legal/Arbitration Proceedings

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.  Table No. 14 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last four fiscal years.

Table No. 14

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 5/31/2006                          1,757,757           $0.19   $0.14    $0.17

 4/30/2006                          1,269,913            0.165   0.135    0.15

 3/31/2006                          1,755,954            0.22    0.14     0.16

 2/28/2006                          2,260,315            0.24    0.18     0.18

 1/31/2006                          1,664,980            0.21    0.13     0.20

12/31/2005                          1,212,592            0.165   0.096    0.14

------------------------------------------------------------------------------

Quarterly

 3/31/2006                          5,681,249           $0.24   $0.13    $0.16

12/31/2005                          2,766,408            0.17    0.096    0.14

 9/30/2005                          4,914,256            0.22    0.08     0.15

 6/30/2005                          2,026,994            0.16    0.07     0.11

 3/31/2005                          2,689,713            0.25    0.14     0.15

12/31/2004                          3,623,492            0.34    0.19     0.21

 9/30/2004                          6,224,418            0.40    0.15     0.33

 6/30/2004                          3,598,901            0.18    0.11     0.14

 3/31/2004                          2,581,470            0.20    0.10     0.17

12/31/2003                          3,965,779            0.26    0.12     0.17

 9/30/2003                          1,882,600            0.21    0.06     0.19

 6/30/2003                          1,306,500            0.20    0.055    0.07

 3/31/2003                          1,462,500            0.15    0.045    0.05

------------------------------------------------------------------------------

Yearly

12/31/2005                         12,397,371           $0.22   $0.07    $0.14

12/31/2004                         16,028,281            0.40    0.10     0.21

12/31/2003                          8,617,379            0.26    0.045    0.05

12/31/2002                          1,340,750            0.16    0.02     0.035

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

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 5/31/2006                          2,123,400          $0.20   $0.16     $0.18

 4/30/2006                          1,676,100           0.20    0.16      0.17

 3/31/2006                          4,467,000           0.26    0.16      0.18

 2/28/2006                          3,761,300           0.26    0.21      0.21

 1/31/2006                          2,859,500           0.24    0.16      0.24

12/31/2005                            846,900           0.19    0.12      0.19

------------------------------------------------------------------------------

Quarterly

 3/31/2006                         11,087,800          $0.26   $0.16     $0.18

12/31/2005                          2,790,300           0.19    0.12      0.19

 9/30/2005                          9,570,100           0.24    0.11      0.17

 6/30/2005                          4,042,600           0.19    0.09      0.12

 3/31/2005                          6,365,200           0.29    0.16      0.18

12/31/2004                          7,408,000           0.42    0.23      0.28

 9/30/2004                         16,959,700           0.50    0.22      0.40

 6/30/2004                         10,578,500           0.23    0.16      0.20

 3/31/2004                          5,987,000           0.27    0.15      0.20

12/31/2003                          4,889,600           0.33    0.19      0.21

 9/30/2003                          4,770,900           0.26    0.09      0.24

 6/30/2003                          2,717,855           0.16    0.09      0.09

 3/31/2003                          4,100,627           0.20    0.07      0.10

------------------------------------------------------------------------------

Yearly

12/31/2005                        22,768,200           $0.26   $0.09     $0.18

12/31/2004                        40,933,200            0.50    0.15      0.28

12/31/2003                        16,468,982            0.33    0.07      0.21

12/31/2002                         8,107,321            0.30    0.05      0.09

12/31/2001                        15,128,926            0.65    0.10      0.16

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

The reporting currency of our consolidated financial statements is the Canadian Dollar.  Revenues from our operations outside of Canada represented 100% of our revenues in Fiscal 2005/2004/2003, all located in the United States and recorded in U.S. Dollars.  As a result, we enter into transactions with customers and suppliers in U.S. Dollars.  We are exposed to market risks from changes in foreign currency exchange rates that may affect our results of operations and financial condition and, consequently, our fair value. We do not enter into forward exchange contracts.  We manage these risks through internal risk management policies.  Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events.  However, these strategies may not be fully effective in all market environments or against all types of risks.  Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.  If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

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

At the end of Fiscal 2005 Ended 12/31/2005 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in the Company's periodic SEC filings.  The Company’s management’s, including its Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed and are effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Davidson & Company LLP, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Davidson & Company LLP for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended December 31, 2005 and 2004       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2005            2004

------------------------------------------------------------------------------

Audit Fees                                             $22,352         $15,240

Audit Related Fees                                           0               0

Tax Fees                                                 3,000               0

All Other Fees                                               0               0

Total                                                  $25,352         $15,240

______________________________________________________________________________

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.  The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Davidson & Company LLP, Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 3/31/2006

 Consolidated Balance Sheets at 12/31/2005 and 12/31/2004

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2005, 12/31/2004 and 12/31/2003

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2005, 12/31/2004 and 12/31/2003

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)..(attached)

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code (attached)

14.  Legal Opinion required by Instruction 3 of ITEM 7B: No Disclosure Necessary

15.  Additional Exhibits:

     --- Incorporated by reference to the Registration Statement as amended;

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and defict and cash flows for the years ended December 31, 2005, 2004 and 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated March 31, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

March 31, 2006

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2005	2004

ASSETS

Current
Cash	$ 189,546	$ 74,543
Receivables	73,649	67,694
Prepaids	-	5,625

	263,195	147,862

Oil and gas properties (Note 3)	1,571,241	1,642,393

	$ 1,834,436	$ 1,790,255

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 89,123	$ 283,110
Due to related parties (Note 6)	16,571	151,602

	105,694	434,712

Future site restoration	10,494	6,473

	116,188	441,185

Shareholders' equity
Capital stock (Note 4)
Authorized
100,000,000 common shares without par value
Issued and outstanding
43,433,792 common shares (2004 – 40,342,417)	13,398,523	12,854,161
Contributed surplus (Note 4)	337,747	352,683
Deficit	(12,018,022)	(11,857,774)

	1,718,248	1,349,070

	$ 1,834,436	$ 1,790,255

Nature and continuance of operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

“Neal Iverson”	Director	“Martin Cotter”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2005	2004	2003

REVENUE
Oil and gas revenue, net of royalties	$ 593,598	$ 442,368	$ 415,244

DIRECT COSTS
Depletion	122,269	121,937	599,679
Operating expenses	221,664	145,556	123,767
Total direct costs	(343,933)	(267,493)	(723,446)

EXPENSES
Consulting and administration fees	34,750	107,170	34,322
Investor relations	53,635	164,344	24,860
Management fees – related party	72,000	72,000	87,000
Office and miscellaneous	74,393	107,354	62,040
Professional fees	58,694	60,545	100,702
Stock-based compensation	75,193	298,483	-
Transfer agent and regulatory fees	25,546	24,981	22,266
Travel and promotion	8,488	33,296	11,920

Total expenses	(402,699)	(868,173)	(343,110)

Loss before other items	(153,034)	(693,298)	(651,312)

OTHER ITEMS
Gain on settlement of lawsuit	-	-	2,464
Interest expense	-	-	(12,191)
Foreign exchange	(7,214)	-	(85,459)
Write-off of receivable	-	(73,022)	-

Total other items, net	(7,214)	(73,022)	(95,186)

Loss for the year	(160,248)	(766,320)	(746,498)

Deficit, beginning of year	(11,857,774)	(11,091,454)	(10,344,956)

Deficit, end of year	$ (12,018,022)	$ (11,857,774)	$ (11,091,454)

Basic and diluted loss per share	$ (0.01)	$ (0.02)	$ (0.03)

Weighted average number of shares outstanding	41,572,559	33,858,626	22,235,777

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (160,248)	$ (766,320)	$ (746,498)
Items not affecting cash:
Accrued interest	-	-	12,191
Depletion	122,269	121,937	599,679
Gain on settlement of lawsuit	-	-	(2,464)
Write-off of receivable	-	73,022	-
Write-off of accounts payable	(8,215)	-	-
Accrual of management fees	72,000	72,000	-
Stock-based compensation expense	75,193	298,483	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(5,955)	(136,884)	19
(Increase) decrease in prepaids	5,625	(5,625)	-
Increase (decrease) in accounts payable and accrued liabilities	(185,772)	25,262	(341,918)

Cash used in operating activities	(85,103)	(318,125)	(478,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	(207,031)	21,648	51,954
Proceeds from issuance of capital stock	479,175	1,973,250	703,200
Share issuance costs	(24,942)	(16,639)	(56,524)
Proceeds from convertible debentures	-	-	12,074
Share subscriptions received in advance	-	-	146,950

Cash provided by financing activities	247,202	1,978,259	857,654

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(47,096)	(1,590,572)	(391,138)

Cash used in investing activities	(47,096)	(1,590,572)	(391,138)

Change in cash position during year	115,003	69,562	(12,475)

Cash position, beginning of year	74,543	4,981	17,456

Cash position, end of year	$ 189,546	$ 74,543	$ 4,981

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

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

	2005	2004

Working capital (deficiency)	$ 157,501	$ (286,850)
Deficit	(12,018,022)	(11,857,774)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year.  Actual results could differ from these estimates.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2005, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2005

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

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $10,494 (2004 - $6,473).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

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

Stock-based compensation

The Company uses the fair value based method of accounting for all stock-based compensation to employees and non-employees. Any consideration paid by the option holders to purchase shares is credited to capital stock.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2005, 2004 and 2003, the total number of potentially dilutive shares excluded from loss per share is 5,362,500, 4,644,559 and 9,687,059 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2005	2004
Oil and gas properties:
U.S.A., proved	$ 2,708,708	$ 2,612,495
Canada, unproved	104,464	149,560
	2,813,172	2,762,055

Less: Accumulated depletion	(1,241,931)	(1,119,662)

	$ 1,571,241	$ 1,642,393

At December 31, 2005, the oil and gas properties include $104,464 (2004 - $149,560) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospect, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada  in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

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

Texas, U.S.A.

The Company acquired a 10% working interest (7.5% net revenue interest) in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2005 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2005 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2006	$ 11.08	$ 71.08
2007	10.87	69.67
2008	10.65	68.28
2009	10.42	66.88
2010	10.23	65.59

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued
Balance, December 31, 2002	20,060,608	$ 9,955,650	$ 22,474

Private placements	4,137,059	351,251	205,049
Exercise of options	50,000	5,000	-
Exercise of warrants	946,000	141,900	-
Conversion of convertible debentures	1,500,000	116,439	63,561
Share issuance costs	-	(35,992)	(20,532)

Balance, December 31, 2003	26,693,667	10,534,248	270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders’ fees	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	12,854,161	352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	$ 13,398,523	$ 337,747

On December 7, 2005, the Company cancelled 103,125 common shares held that were held in escrow.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended December 31, 2005, the Company issued the following common shares:

i)

1,194,500 common shares pursuant to the exercise of stock options for proceed of $179,175.

ii)

In September 2005, the Company issued 2,000,000 units at $0.15 per unit for gross proceeds of $300,000. Each unit consisted of one common share and one share purchase warrant exercisable at $0.15 per share expiring September 14, 2007. The Company paid a finder’s fee and other issuance costs of $24,942.

During the year-ended December 31, 2004 the Company issued the following common shares:

i)

In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitles the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of $45,000 as a finder’s fee.

ii)

In August 2004, the Company issued 1,500,000 shares at $0.20 per share for total proceeds of $300,000. The Company issued 93,750 common shares at a value of $18,750 as a finder’s fee.

iii)

Issued 7,680,000 common shares pursuant to the exercise of warrants for proceeds of $1,090,200 of which $146,950 was received during the year ended December 31, 2003. The Company also issued 1,050,000 common shares pursuant to the exercise of stock options for proceeds of $110,000.

During the year ended December 31, 2003 the Company issued the following common shares:

i)

In August 2003, issued 2,100,000 units at a price of $0.10 per unit for total proceeds of $210,000.  Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share at $0.10 until August 28, 2005. The share purchase warrants issued with this private placement have been recorded at a fair value of $79,313 which is included in contributed surplus. The Company incurred share issuance costs of $12,780 on the private placement which were allocated on a pro-rata basis between capital stock and contributed surplus.

ii)

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

iii)

In November 2003, the Company issued 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to acquire one additional common share for $0.12 until May 1, 2004 and thereafter for $0.14 until May 1, 2005. The share purchase warrants issued with this conversion have been recorded at a fair value of $63,561 which is included in contributed surplus. The Company incurred share issuance costs of $7,300 on the conversion which were allocated on a pro-rata basis between capital stock and contributed surplus.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors, stock options are granted to directors, officers and certain consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the  market price of the Company’s common stock at the date of the grant less an applicable discount. The options can   be granted for a maximum term of 5 years and vest at the discretion of the Board of Directors.

The following incentive stock options and share purchase warrants were outstanding at December 31, 2005:

	Number of Shares	Exercise Price	Expiry Date

Options	1,795,000	$ 0.15	April 5, 2006
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	625,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007

Warrants	387,500	0.20	June 2, 2006
	2,000,000	0.15	September 14, 2007

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2002	8,100,000	$ 0.27	1,500,000	$ 0.13
Granted	5,637,059	0.17	-	-
Exercised	(946,000)	0.15	(50,000)	0.10
Expired/cancelled	(4,054,000)	0.15	(500,000)	0.20

Outstanding, December 31, 2003	8,737,059	0.15	950,000	0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-

Outstanding, December 31, 2004	1,444,559	0.23	3,200,000	0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15

Outstanding, December 31, 2005	2,387,500	$ 0.16	2,975,000	$ 0.15
Number currently exercisable	2,387,500	$ 0.16	2,825,000	$ 0.15

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the year ended December 31, 2005, the Company granted 1,349,500 (2004 – 3,300,000; 2003 - Nil) stock options to directors and consultants. The Company recognized $75,193 (2004 - $298,483; 2003 - $Nil) in stock-based compensation expense, with a corresponding credit to contributed surplus on the balance sheet.  The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2005	2004

Risk-free interest rate	3.4%	2.4%
Expected life of options	2 years	2 years
Annualized volatility	81%	160%
Dividend rate	0.00%	0.00%

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004	2003

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2005 included:

a)

The accrual of future site restoration costs of $4,021.

b)

The cancellation of 103,125 escrow shares with a value of $31,556.

The significant non-cash transactions during the year ended December 31, 2004 were the issuance of 318,750 common shares valued at $63,750 for finders’ fees on private placements.

Significant non-cash transactions during the year ended December 31, 2003 included:

a)

The issuance of 1,500,000 units pursuant to the conversion of debentures with an aggregate face value of $180,000.

b)

The accrual of future site restoration costs of $6,473.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

6.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)

Paid or accrued management fees of $72,000 (2004 - $72,000; 2003 - $87,000) to directors.

b)

Paid or accrued rent of $Nil (2004 - $Nil; 2003 - $4,000) to a director.

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003

Loss for the year	$ (160,248)	$ (766,320)	$ (746,498)

Expected income taxes (recovery)	$ (54,794)	$ (272,810)	$ (280,683)
Non-deductible items for income tax purposes	56,503	43,410	225,479
Other items deductible for income tax purposes	(108,310)	(56,285)	(53,402)
Unrecognized benefits of non-capital losses	106,601	285,685	108,606

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2005	2004

Future income tax assets:
Oil and gas properties	$ 640,187	$ 1,287,892
Mineral property and related exploration expenditures	91,371	95,334
Financing fees	32,959	68,279
Operating losses available for future periods	658,197	640,519
Capital losses available	252,741	527,409

	1,675,455	2,619,433
Valuation allowance	(1,675,455)	(2,619,433)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

7.

INCOME TAXES (cont’d…..)

The Company has incurred operating losses of approximately $1,929,064 in Canada which, if unutilized, will expire commencing 2015. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

8.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $104,464 (2004 - $149,560) and the total amount of capital assets attributable to the U.S.A. is $1,466,777 (2004 - $1,492,833).

9.

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

10.

SUBSEQUENT EVENT

Subsequent to December 31, 2005, the Company issued 500,000 common shares for gross proceeds of $75,000 pursuant to the exercise of stock options.

11.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2005	2004

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 1,834,436	$ 1,790,255

Total liabilities under Canadian GAAP and United States GAAP	$ 116,188	$ 441,185

Capital stock and contributed surplus under Canadian GAAP	13,736,270	13,206,844
Cumulative compensation expense on granting of stock options	759,296	759,296
Capital stock and contributed surplus under United States GAAP	14,495,566	13,966,140

Deficit under Canadian GAAP	(12,018,022)	(11,857,774)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(12,777,318)	(12,617,070)

Total shareholders' equity under United States GAAP	1,718,248	1,349,070

Total liabilities and shareholders' equity under United States GAAP	$ 1,834,436	$ 1,790,255

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which required the impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2005, 2004 and 2003.

Stock-based compensation

Under United States GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the years ended December 31, 2005, 2004 and 2003 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended December 31, 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price. Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation costs to be recognized by the Company. All the options granted and repriced during the year ended December 31, 2002 were fully vested on grant.

Under Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2005, 2004 and 2003.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2005

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss per share (cont’d…)

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2005, 2004 and 2003 was 41,476,215, 33,755,501 and 22,132,652, respectively.  Accordingly, the loss per share for the years ended December 31, 2005, 2004 and 2003 was $(0.00), $(0.02) and $(0.03), respectively.

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

Under Canadian GAAP, the Company was required to record asset retirement obligations as at December 31, 2005 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494 (2004 - $6,473). New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective January 1, 2003. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2005 and 2004.

New accounting pronouncements

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

DECEMBER 31, 2005

11.

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

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154, “Accounting Changes and Error Corrections - A Replacement of APB Opinion 20 and FASB Statement 3” (SFAS 154). SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principle. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC #000-27768

Registrant

June 29, 2006       By  s/s Martin Cotter____________________________

Date                       Martin Cotter, President/Director

June 29, 2006        By s/s Neal Iverson_____________________________

Date                       Neal Iverson, Director