Form 20-F
period 2006-12-31
PORTRUSH PETROLEUM CORP
filed 2007-06-28
CIK 1008112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Fiscal Year Ended December 31, 2006

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

OR

   [ ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF

        THE SECURITIES EXCHANGE ACT OF 1934

        Date of event requiring this shell company report  __________

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     43,758,792

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.                                      Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                     Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

                                                                      Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]           Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:                                                     Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 51

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Introduction...............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies...................  49

Item 14. Material Modifications to the Rights of Security Holders and

Item 16A.  Audit Committee Financial Expert                                 50

Item 16B.  Code of Ethics                                                   50

Item 16C.  Principal Accountant Fees and Services                           50

Item 16D.  Exemptions from the Listing Standards for Audit Committees       51

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            51

PART III

Item 17. Financial Statements.............................................. 51

Item 18. Financial Statements.............................................. 51

Item 19. Exhibits.......................................................... 51

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

 --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

  --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for years ended December 31st 2006/2005/2004 was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2003/2002 ended December 31st was derived from audited financial statements of the Company, not included herein.

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

The following table is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  All material numerical differences between Canadian GAAP and United States GAAP (US GAAP), as applicable to the Company, are described in footnotes to the financial statements.

All per-share figures and number of shares are adjusted for the one-for-five stock consolidation effective March 2000.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

__________________________________________________________________________________

__________________________________________________________________________________

                             Year        Year        Year        Year        Year

                            Ended       Ended       Ended       Ended       Ended

                       12/31/2006  12/31/2005  12/31/2004  12/31/2003  12/31/2002

----------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                  $777        $594        $442        $415        $303

Operating Income (Loss)     ($431)      ($153)      ($693)      ($651)      ($382)

Net Income (Loss)           ($435)      ($160)      ($766)      ($747)     ($1750)

(Loss) per Share           ($0.01)     ($0.01)     ($0.02)     ($0.03)     ($0.10)

Dividends Per Share         $0.00       $0.00       $0.00       $0.00       $0.00

Wtd. Avg. Shares (000)      43938       41573       33859       22236       17767

Period-end Shares O/S (000) 43759       43434       40342       26694       20061

----------------------------------------------------------------------------------

Working Capital              $143        $158       ($287)      ($307)      ($575)

Oil/Gas Properties           1348        1571        1642         174         376

Long-Term Obligations          10          10           6           6         168

Capital Stock               13508       13399       12854       10534        9956

Shareholders’ Equity         1542        1718        1349        (140)       (367)

Total Assets                 1611        1834        1790         183         397

----------------------------------------------------------------------------------

US GAAP

Loss Per Share             ($0.01)     ($0.00)     ($0.02)

Wtd. Avg. Shares (000)       43951       41476       33756

----------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2006 was ($13,212,435).

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

     Canadian GAAP was $759,296 and $759,296 at 12/31/2006 and 12/31/2005.

_________________________________________________________________________________

_________________________________________________________________________________

3.A.3.  Exchange Rates

In this Annual Report Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. The data for each month during the previous six months is also provided.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

May 2007                                                 1.11     1.07    1.07

April 2007                                               1.16     1.11    1.11

March 2007                                               1.18     1.15    1.15

February 2007                                            1.19     1.16    1.17

January 2007                                             1.18     1.16    1.18

December 2006                                            1.16     1.14    1.16

November 2006                                            1.15     1.13    1.14

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2006                    1.13     1.18     1.11    1.16

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

Fiscal Year Ended 12/31/2002                    1.57     1.61     1.51    1.58

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

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($435,117), ($160,248) and ($766,320) in Fiscal Years 2006/2005/2004.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There are 100 million common shares authorized; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties

The Company is engaged in the business of exploiting oil/gas properties.  The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2007; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

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

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration/development projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO, Martin Cotter; and its Geologist, Wes Franklin.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

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

Risks Relating to the Company’s Common Shares

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, hold approximately 19% of the shares of the Company, on a diluted basis, have the ability to influence substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.13 (low) to CDN$0.28 (high) during the period from 1/1/2006 to 12/31/2006, trading at CDN$0.14 on 12/31/2006; the closing price of our shares was CDN$0.10 on 5/31/2007. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

 Facsimile: 604-677-5228.

 Website: http://www.portrushpetroleum.com/

 e-mail:  info@portrushpetroleum.com

The Company’s registered office is located at:

 595 Howe Street #700, Vancouver, British Columbia, Canada  V6C 2T5

 Telephone: 604-687-2923; and

 Facsimile: 604-648-9568.

The contact person is: Neal Iverson, Director

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol “PSH”” and on the OTC Bulletin Board in the USA under the symbol “PRRPF”.

The Company has 100,000,000 of no-par common shares authorized.  At 12/31/2006, the end of the Company's most recent fiscal year, there were 43,758,792 common shares issued and outstanding.  At 5/15/2007, there were 43,708,792 shares issued and outstanding.

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

Fiscal 2006: None

Fiscal 2007-To-Date: None

Property/Asset Dispositions

Fiscal 2000: None

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Fiscal 2002: Rock Springs Prospects, Wyoming

Fiscal 2003: None

Fiscal 2004: None

Fiscal 2005: None

Fiscal 2006: None

Fiscal 2007-To-Date: None

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.  The following table lists equity offerings:

______________________________________________________________________________

Year   Nature of Share Issuance      Number of Shares           Capital Raised

------------------------------------------------------------------------------

2000:  Special Warrant Offering      2,541,667 Special Warrants       $305,000

       Private Placement             2,694,000 Units                  $942,900

2001:  Private Placement             5,000,000 Units                $1,500,000

2002:  Private Placement               600,000 Units                  $ 60,000

       Private Placement             2,500,000 Units                  $250,000

2003:  Convertible Debt Offering     8% Convertible Debentures (1)    $180,000

       Private Placement             2,100,000 Units                  $210,000

       Private Placement             2,037,059 Units                  $346,300

2004:  Private Placement             3,100,000 Units                  $620,000

       Private Placement             1,500,000 Shares                 $300,000

       Exercise of Warrants          7,680,000 Shares               $1,090,200

 Exercise of Stock Options     1,050,000 Shares                 $110,000

2005:  Exercise of Stock Options     1,194,500 Shares                 $179,175

       Private Placement             2,000,000 Units                  $300,000

2006:  Stock Option Exercises          625,000 Shares                 $ 93,750

2007-to-date: None

------------------------------------------------------------------------------

(1) Converted to 1,500,000 common shares during FY2003.

______________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company – 2007/2006/2005/2004/2003/2002/2001/2000

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

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second producing well, the Martin #1-21, is a 600-foot step-out from the discovery well.  A 2-D seismic program has been completed.  The Shmude LaTorre 1-20 well, located north of the other wells, encountered a gas charged zone up-hole of the Reef formation.  Management anticipates that drilling expenditures on this property will not be significant during 2007.

At present, the Company has two wells on production currently producing at a combined rate of 12 barrels of oil per day (December 2006), with a small amount of gas being flared.

Production revenue for 2002 was $302,915, primarily derived from the Richards #1-20 well at the Lenox Prospects that went on stream in January 2002.  Production revenue for 2003 was $415,244, derived from the combined production of the Richards #1-20 and the Martin #1-21 (placed on production in April 2003), both located at the Lenox Prospects.  Production revenue from the Lenox Prospects for 2004 was $349,550, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2005 was $330,187, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2006 was $204,742, derived from the combined production of the Richards #1-20 and the Martin #1-21.

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

Mission River Development Project

In February 2004, the Company entered into an agreement with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas.  The Company paid 10% of the estimated drilling costs for the 12 well development drilling program and acquired a 10% working interest in the project.  The property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.  The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet.  After the first six shallow wells were drilled the working interest partners agreed to drill two deep wells in exchange for the six remaining shallow wells.  The two deep wells have been drilled to 10,400 feet and 8,600 feet and all eight wells are currently on production.

In October 2004, the Company did not exercise its right to acquire up to an additional 19% interest in the Mission River Development Project.

Natural gas in the area is typically sold into the local spot market at an estimated discount of US$0.50/mcf, relative to the Henry Hub price.  The Henry Hub price for 2006 was about US$9 per Mmbtu.  A compression fee may be applied to the wellhead price.  The operating costs of a typical gas well are estimated to be US$3,500 per month.  Crude oil in the area is trucked to a local refinery and nets an estimated wellhead price of Cushing Spot less a US$1.50/barrel discount.  The Cushing Spot price for 2006 was about US$65 per barrel.

The operator drilled the first well on 5/14/2004.  The Scanio-Sheldon Well #2 was drilled to the Massive Zone at 6,800 feet and was tested: for bypassed oil and gas pay between 5,000 and 6,800 feet; for untested oil zones in the lower 4,000 feet range; and untested gas zones down to 2,300 feet.  A total of 120 sidewall-cores/eight formation- pressure-tests/log analyses identified eight zones as having probable reserves.  The well was completed as a gas well, without yet testing the seven other zones including the main target zone.

During 2004/2005/2006, the Company completed the next four wells on the project, producing oil, gas, and condensate:

     July 2004: Scanio-Sheldon Well #4;

     July 2004: Scanio-Sheldon Well #5;

   August 2004: Scanio-Sheldon Well #3;

   August 2004: Scanio-Sheldon Well #2;

   August 2004: Scanio-Sheldon Well #1;

 February 2005: Scanio-Sheldon Well #9;

    March 2006: Scanio-Sheldon Well #6;

   August 2006: Scanio-Sheldon Well #7;

    March 2007: Scanio-Hawn Well #1.

Production revenue from the Mission River Development Project for 2005 was $258,706, derived from the combined production of the first five wells noted above.  Production revenue from the Mission River Development Project for 2006 was $334,977.58, derived from the combined production of the first seven wells noted above.

The Mission River field has nine wells on production and at May 22, 2007 was producing approximately 2.3 million cubic feet of gas and 70 barrels of oil a day.

An upgrade of the pipeline gathering system was completed in December 2006, which will allow an increase in production capacity from present production of three million cubic feet a day to eighteen million cubic feet a day.

The operator, McAlester has decided to proceed with a new deep well program and the Company has paid $149,500 for its 10% share of the cost of the first new program deep well, the Scanio-Hawn No.1 drilled to a depth of 8,670 feet. The Scanio-Hawn Well #1 well went on production March, 2007.

United States vs. Foreign Sales/Assets

During 2006, 2005 and 2004, respectively, the Company generated $777,455, $593,598 and $442,368 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA and the Mission River Development Project in Texas, USA.

At 12/31/2006 and 12/31/2005, respectively, $109,616 and $104,464 of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3.  At 12/31/2004, all proved reserves are located at the Lenox Prospects in Michigan, USA; and at 12/31/2005 and 12/31/2006, both the Lenox Prospects and the Mission River Development Project contain proven reserves.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

Years Ended 12/31/2006, 12/31/2005, 12/31/2004, 12/31/2003, and 12/31/2002

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

Reserves, 12/31/2002                                           18,383    10.0

Discoveries/Extensions:                                             0     0.0

Revisions                                                       5,604   (10.0

Production                                                     (8,854)   (0.0)

Reserves, 12/31/2003                                           15,133     0.0

Discoveries/Extensions:                                        26,700   326.0

Revisions                                                       9,173     0.0

Production                                                     (7,524)  (12.0)

Reserves, 12/31/2004                                           43,482   314.0

Discoveries/Extensions:                                             0       0

Revisions                                                      16,612   169.0

Production                                                     (7,399)  (14.0)

Reserves, 12/31/2005                                           52,695   469.0

Discoveries/Extensions:                                             0       0

Revisions                                                     (20,956) (273.0)

Production                                                     (5,066)  (53.0)

Reserves, 12/31/2006                                           26,651   143.0

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

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs_____

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2006            $6.68                $62           $3.16                   $6

2005           $11.00                $50           $3.16                   $6

2004            $7.50                $43           $0.80                   $6

2003             ---                 $30             ---                   $6

2002             ---                 $35             ---                   $6

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2007 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                  0.0     0.45

Mission River Development Project      9       0                  0.9     0.00

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2007.

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

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net______

Year                         Productive   Dry                 Productive   Dry

2007-to-date                          1      0                     0.10      0

2006                                  2      0                     0.20      0

2005                                  1      0                     0.10      0

2004                                  5      1                     0.50   0.45

2003                                  1      1                     0.225  0.45

2002                                  1      0                     0.225     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is one well to be drilled in Summer 2007.

Delivery Commitments

There are no delivery commitments as of 5/31/2007.

Plan Of Operations

Source of Funds for Fiscal 2007

The Company generated $777,455 in oil/gas revenue in Fiscal 2006 and anticipates an increase during Fiscal 2007.

The Company had working capital balance of $142,507 at 12/31/2006.

At 5/31/2007, the Company had 3,900,000 outstanding stock options with an average exercise price of $0.15.  At 5/31/2007 the Company had 2,000,000 outstanding share purchase warrants with an exercise prices of $0.15.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 5/31/2007 were preliminary.

Use of Funds for Fiscal 2007

During Fiscal 2007, the Company estimates that total general/administrative costs will be approximately $350,000.

During Fiscal 2007, the Company estimates that it will expend $500,000 on property acquisition/exploration/development.

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

Lenox Prospects, Michigan, USA

PINNACLE REEF PLAY, EAST MICHIGAN BASIN

CANADA
Montreal
Toronto
Detroit
Area shown
U.S.
Pinnacle reef
Outer platform
Middle platform
Inner platform
Bruce
Huron
Lake Huron
Ontario
Tuscola
Sanilac
Michigan
Lapeer
St. Clair
Pinnacle reef belt
Port Huron
Sarnia
Lambton
London
Elgin
Oakland
Macomb
Middlesex
Lake St. Clair
Lake Erie
Wayne
Detroit
Chatham
Windsor
Kent
Essex
0 Miles 31
0 Km 50

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

Mission River Development Project

In February 2004, the Company entered into an agreement with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas.  The Company paid 10% of the estimated drilling costs for the 12 well development drilling program and acquired a 10% working interest in the project.  The property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.  The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet.  After the first six shallow wells were drilled the working interest partners agreed to drill two deep wells in exchange for the six remaining shallow wells.  The two deep wells have been drilled to 10,400 feet and 8,600 feet and all eight wells are currently on production.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2006, 12/31/2005, and 12/31/2004 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

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

The funds raised in the equity financings discussed below have been used for the aforementioned property acquisitions and the funding of the Company’s share of oil/gas well exploration/development.  This has led to nine producing oil/gas wells; $442,368 in oil/gas revenue in Fiscal 2004, and production of 7,524 barrels of oil and 12,000 MCF of gas in Fiscal 2004; and $593,598 in oil/gas revenue in Fiscal 2005, production of 7,399 barrels of oil and 14,000 MCF of gas in Fiscal 2005, and production of 5,066 barrels of oil and 53,000 MCF of gas in Fiscal 2006.

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

During Fiscal 2006, the Company raised $93,750 through the issuance common shares pursuant to the exercise of 625,000 stock options.  Also, the Company expended $40,000 purchasing and retiring 300,000 common shares in the open market.

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

Stock-based compensation

There is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2006, 2005 and 2004.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2006, 2005 and 2004 was 43,951,326, 41,476,215 and 33,755,501, respectively.  Accordingly, the loss per share for the years ended December 31, 2006, 2005 and 2004 was ($0.01), ($0.00) and ($0.02), respectively.

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

Under Canadian GAAP, the Company was required to record asset retirement obligations as at 12/31/2006, 12/31/2005 and 12/31/2004 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494, $10,494 and $6,473.  New accounting and disclosure standards were introduced under Canadian GAAP (Note 2 to the audited financial statements) and adopted by the Company effective 1/1/2003.  Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2006, 2005, and 2004.

New accounting pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of FIN 48 on the financial position and results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company is currently in the process of evaluating the impact of SFAS 157 on the financial position and results of operations of the Company.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Results Of Operations

Fiscal 2006 Ended December 31, 2006 versus Fiscal 2005

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

The Company generated $777,455 during 2006 (versus $593,598) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $399,036 (versus $122,269) in depletion costs.  Oil/gas operating expenses were $195,070 (versus $221,664), reflecting increased production activity.  Gross Profit was $183,348 (versus $249,665).

General/Administrative (excluding stock-based compensation) expenses rose 25% to $409,264 during 2006 (versus $327,506), as expected, due to the Company’s increased investor relations costs as well as more modestly increased other costs.

Non-Cash stock-based compensation relating to the granting of stock options rose to $205,385 from $75,193, reflecting increased granting of options.

Net Loss for Fiscal 2006 was ($435,117) versus ($160,248).  Basis and Diluted Loss Per Share was ($0.01) versus ($0.01).

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

Investor Relations expenses fell by two-thirds to $53,635 from $164,344 as a result of changes to the investor relations program. Consulting/Administrative expenses fell by two-thirds to $34,750 from $107,170 reduced use of consultants.  Office/Miscellaneous expenses fell by a half to $48,760 from $83,702 due to staffing reductions.

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

Office/Miscellaneous expenses rose 73% to $107,355 from $62,040 due to the general increase in corporate activity and consulting/administrative expenses tripled to $107,170 from $34,322 as well due to general increase in corporate activity.

Liquidity and Capital Resources

Fiscal 2006 Ended December 31, 2006

Working Capital was $142,507 at 12/31/2006.

Working Capital was $157,501 at 12/31/2005.

Working Capital was a negative ($286,850) at 12/31/2004.

Working Capital was a negative ($306,989) at 12/31/2003.

Working Capital was a negative ($574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

The Company generated $777,455 in revenue from oil/gas production during Fiscal 2006.  While the Company anticipates increased revenue during Fiscal 2007 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth during the next fiscal year.  Thus, the Company expects to rely upon equity financing as its primary source of funding.

The Company has insufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2007.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

During Fiscal 2006, 625,000 stock options were exercised, raising $93,750.

Cash Provided by Fiscal 2006 Operating Activities totaled $63,933, including the ($435,117) Net Loss.  Material adjustments included depletion of $399,036, stock-based compensation of $205,385, and the ($105,371) net change in non-cash working capital items.  Cash Used in Fiscal 2006 Investing Activities totaled ($239,967), for oil/gas property expenditures.  Cash Provided by Fiscal 2006 Financing Activities totaled $37,179, the inflows from the aforementioned stock option exercises and offset by advances repaid to related parties and the open-market stock repurchases.

The Company has filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a twelve-month period.  The commencement date of the plan was be November 2006, with 300,000 shares acquired by 12/31/2006 and an additional 50,000 by 5/31/2007.

Fiscal 2005 Ended December 31, 2005

Working Capital was $157,501 at 12/31/2005.

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

Cash Used in Fiscal 2005 Operating Activities totaled ($85,103), including the ($160,248) Net Loss.  Material adjustments included depletion of $122,269, write-off of accounts payable of ($8,215), accrual of management fees of $72,000, stock-based compensation of $75,193, and the ($186,102) net change in non-cash working capital items.  Cash Used in Fiscal 2005 Investing Activities totaled ($47,096), for oil/gas property expenditures.  Cash Provided by Fiscal 2005 Financing Activities totaled $247,202, predominately from the aforementioned private placements and offset by advances repaid to related parties.

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

The Company does not have any contractual obligations as of 5/31/2007 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

May 31, 2007

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

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   55      January 1996

Neal Iverson (1)(3)              Director                 56        March 2000

Wes Franklin (4)                 Director                 60          May 2005

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

Senior Management Cash Compensation.  During Fiscal 2006 Ended 12/31/2006, the Company paid/accrued cash compensation/salary (directly and indirectly) to one Senior Management/Director totaling $80,875 to Martin Cotter.

Table No. 9 details compensation paid/accrued for Fiscal 2006/2005/2004 ended December 31st for the Senior Management and Directors.

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

                 2006  $80,875    nil      nil          0     nil     nil     nil

                 2005  $72,000    nil      nil        nil     nil     nil     nil

                 2004  $72,000    nil  $55,000  1,000,000     nil     nil     nil

---------------------------------------------------------------------------------

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

Table No. 10

Stock Option Grants in Fiscal 2006 Ended 12/31/2006

____________________________________________________________________________________

____________________________________________________________________________________

                             Percentage                   Market Value of Securities

                          Number       of    Exer.                Underlying Options

                              of    Total   Price                            on Date

                         Options  Options     Per       Grant  Expiration   of Grant

Name                     Granted  Granted   Share        Date        Date  Per Share

------------------------------------------------------------------------------------

Martin Cotter          1,500,000    55.0%   $0.15   4/10/2006   4/10/2009      $0.17

Wes Franklin                   0     0.0%

Neal Iverson             100,000     4.0%   $0.15   4/10/2006   4/10/2009      $0.17

------------------------------------------------------------------------------------

Employees/Consultants  1,125,000    41.0%

------------------------------------------------------------------------------------

TOTAL                  2,725,000   100.0%

____________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, 625,000 stock options were exercised by Senior Management, Directors and/or employees/consultants; 1,195,000 stock options expired unexercised or were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2006 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values at 12/31/2006.

Table No. 11

Aggregated Stock Options Exercises in Fiscal 2006

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

Name             Exercise   Realized      Unexercisable        Unexercisable

----------------------------------------------------------------------------

Martin Cotter           0         $0  1,500,000/    nil        $nil/    $nil

Wes Franklin            0         $0    300,000/    nil        $nil/    $nil

Neal Iverson      100,000    $15,000    200,000/    nil        $nil/    $nil

Subtotal          100,000    $15,000  2,000,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

Others            525,000    $78,750  1,880,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

TOTAL             625,000    $93,750  3,000,000/    nil        $nil/    $nil

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 9, No. 10, No. 11, and No. 12 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met four times in Fiscal 2006 and has met twice during Fiscal 2007-to-date.

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

6.D.  Employees

As of 5/31/2007, the Company had two employees, including two Senior Management.  As of 12/31/2006, 12/31/2005, and 12/31/2004, there were two, two and four employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 12 lists, as of 5/31/2007, Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 11 also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 12

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              6,896,666     15.8%

Common   Neal Iverson (2)                                    200,000      0.4%

Common   Wes Franklin                                      1,300,000      3.0%

Total Directors/Officers/5% Shareholders                   7,296,666     19.2%

------------------------------------------------------------------------------

(1)  1,500,000 represent currently exercisable stock options.

     1,000,000 represent currently exercisable warrants.

(2)    200,000 represent currently exercisable stock options.

(3)    300,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 43,708,792 shares outstanding as of 5/31/2007 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 13 as of 5/31/2007, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                               Number of Shares of   CDN$

                                            Common   Exer.      Grant  Expir’n

Name                                         Stock   Price       Date     Date

Martin P. Cotter                         1,500,000   $0.15    4/10/06  4/10/09

Neal Iverson                               100,000   $0.15   10/31/05  9/01/07

Neal Iverson                               100,000   $0.15    4/10/06  4/10/09

Wes Franklin                               300,000   $0.15    8/11/05  9/01/07

Total Officers/Directors                 2,000,000

------------------------------------------------------------------------------

Employees/Consultants                    1,900,000

Total Officers/Directors/Etc.            3,900,000

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

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2005  12/31/2004  12/31/2003

Martin P. Cotter                             4,296,666   4,296,666   3,296,666

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 4/23/2007, the Company’s shareholders’ list showed 43,708,792 common shares outstanding, with 300 registered shareholders.  77 of these shareholders were U.S. residents, holding 6,401,397 common shares (representing about 15% of the issued/outstanding shares); 222 registered shareholders were resident in Canada, holding 34,699,281 common shares (79%), and nine registered shareholders were resident in other countries, holding 2,658,114 common shares (6%).

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2006/2005/2004, the Company paid/accrued to Martin Cotter fees totalling $80,875, $72,000, and $72,000, respectively.

At 12/31/2006 and 12/31/2005, due to related parties included $nil and $16,571 owing to Martin Cotter.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2003, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2006, Fiscal 2005, and Fiscal 2004, Ended December 31st

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.  Table No. 14 lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last five fiscal years.

Table No. 14

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 5/31/2007                            362,000           $0.11   $0.08    $0.10

 4/30/2007                            225,160            0.13    0.08     0.10

 3/31/2007                            705,381            0.14    0.08     0.12

 2/28/2007                            733,706            0.13    0.10     0.12

 1/31/2007                            737,220            0.13    0.08     0.13

12/31/2006                            594,721            0.14    0.11     0.13

------------------------------------------------------------------------------

Quarterly

 3/31/2007                          2,176,307           $0.14   $0.08    $0.12

12/31/2006                          1,771,134            0.17    0.10     0.13

 9/30/2006                          3,085,165            0.21    0.13     0.16

 6/30/2006                          4,252,224            0.21    0.13     0.20

 3/31/2006                          5,681,249            0.24    0.13     0.16

12/31/2005                          2,766,408            0.17    0.096    0.14

 9/30/2005                          4,914,256            0.22    0.08     0.15

 6/30/2005                          2,026,994            0.16    0.07     0.11

 3/31/2005                          2,689,713            0.25    0.14     0.15

------------------------------------------------------------------------------

Yearly

12/31/2006                         14,789,772           $0.24   $0.10    $0.13

12/31/2005                         12,397,371            0.22    0.07     0.14

12/31/2004                         16,028,281            0.40    0.10     0.21

12/31/2003                          8,617,379            0.26    0.045    0.05

12/31/2002                          1,340,750            0.16    0.02     0.035

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

Table No. 13 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/1002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last five fiscal years.

Table No. 13

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume            High     Low  Closing

------------------------------------------------------------------------------

Monthly

 5/31/2007                            619,100           $0.12   $0.10    $0.10

 4/30/2007                            381,000            0.13    0.11     0.12

 3/31/2007                          1,396,600            0.15    0.11     0.13

 2/28/2007                          1,193,400            0.16    0.13     0.13

 1/31/2007                            859,600            0.15    0.13     0.14

12/31/2006                          1,066,000            0.14    0.13     0.14

------------------------------------------------------------------------------

Quarterly

 3/31/2007                          3,422,600           $0.16   $0.11    $0.13

12/31/2006                          2,874,700            0.17    0.13     0.14

 9/30/2006                          3,505,100            0.23    0.14     0.17

 6/30/2006                          5,669,000            0.23    0.16     0.22

 3/31/2006                         11,087,800            0.26    0.16     0.18

12/31/2005                          2,790,300            0.19    0.12     0.19

 9/30/2005                          9,570,100            0.24    0.11     0.17

 6/30/2005                          4,042,600            0.19    0.09     0.12

 3/31/2005                          6,365,200            0.29    0.16     0.18

------------------------------------------------------------------------------

Yearly

12/31/2006                         23,136,600           $0.18   $0.13    $0.14

12/31/2005                         22,768,200            0.26    0.09     0.18

12/31/2004                         40,933,200            0.50    0.15     0.28

12/31/2003                         16,468,982            0.33    0.07     0.21

12/31/2002                          8,107,321            0.30    0.05     0.09

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.H.  Document on Display

The Company’s documents can be viewed at its North American office, located at: 1687 West Broadway, #200, Vancouver, British Columbia, Canada  V6J 1X2.  The Company files reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location:  100 F Street, N.E., Washington, D.C.  20549.

10.I.  Subsidiary Information

The Company has one wholly-owned subsidiary, Portrush Petroleum (US) Corporation, incorporated in Michigan, USA on November 17, 2003.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

At the end of fiscal year ended 12/31/2006 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended December 31, 2006 and 2005       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2006            2005

------------------------------------------------------------------------------

Audit Fees                                             $25,400         $22,352

Audit Related Fees                                           0               0

Tax Fees                                                10,000          3,000

All Other Fees                                               0               0

Total                                                  $35,400         $25,352

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

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 3/26/2007

 Consolidated Balance Sheets at 12/31/2006 and 12/31/2005

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2006, 12/31/2005 and 12/31/2004

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2006, 12/31/2005 and 12/31/2004

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

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2006, 2005 and 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 26, 2007

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated March 26, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

March 26, 2007

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2006	2005

ASSETS

Current
Cash	$ 50,691	$ 189,546
Receivables	127,873	73,649
Prepaids	22,559	-

	201,123	263,195

Advances on oil and gas properties	62,599	-
Oil and gas properties (Note 3)	1,347,654	1,571,241

	$ 1,611,376	$ 1,834,436

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 58,616	$ 89,123
Due to related parties (Note 6)	-	16,571

	58,616	105,694

Future site restoration	10,494	10,494

	69,110	116,188

Shareholders' equity

Capital stock (Note 4)	13,508,437	13,398,523
Contributed surplus (Note 4)	486,968	337,747
Deficit	(12,453,139)	(12,018,022)

	1,542,266	1,718,248

	$ 1,611,376	$ 1,834,436

Nature and continuance of operations (Note 1)

Subsequent event (Note 10)

On behalf of the Board:

“Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2006	2005	2004

REVENUE
Oil and gas revenue, net of royalties	$ 777,455	$ 593,598	$ 442,368

DIRECT COSTS
Depletion	399,036	122,269	121,937
Operating expenses	195,070	221,664	145,556
Total direct costs	(594,106)	(343,933)	(267,493)

EXPENSES
Consulting and administration fees	22,882	34,750	107,170
Investor relations	75,208	53,635	164,344
Management fees – related party	80,875	72,000	72,000
Office and miscellaneous	27,161	48,760	83,702
Professional fees	154,858	58,694	60,545
Shareholder costs	16,508	25,633	23,652
Stock-based compensation	205,385	75,193	298,483
Transfer agent and regulatory fees	19,795	25,546	24,981
Travel and promotion	11,977	8,488	33,296

Total expenses	(614,649)	(402,699)	(868,173)

Loss before other items	(431,300)	(153,034)	(693,298)

OTHER ITEMS
Foreign exchange loss	(3,817)	(7,214)	-
Write-off of receivable	-	-	(73,022)

Total other items	(3,817)	(7,214)	(73,022)

Loss for the year	(435,117)	(160,248)	(766,320)

Deficit, beginning of year	(12,018,022)	(11,857,774)	(11,091,454)

Deficit, end of year	$ (12,453,139)	$ (12,018,022)	$ (11,857,774)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	43,938,176	41,572,559	33,858,626

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (435,117)	$ (160,248)	$ (766,320)
Items not affecting cash:
Depletion	399,036	122,269	121,937
Write-off of receivable	-	-	73,022
Write-off of accounts payable	-	(8,215)	-
Accrual of management fees	-	72,000	72,000
Stock-based compensation expense	205,385	75,193	298,483

Changes in non-cash working capital items:
Increase in receivables	(52,305)	(5,955)	(136,884)
(Increase) decrease in prepaids	(22,559)	5,625	(5,625)
Increase (decrease) in accounts payable and accrued liabilities	(30,507)	(185,772)	25,262

Cash provided by (used in) operating activities	63,933	(85,103)	(318,125)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from (repaid to) related parties	(16,571)	(207,031)	21,648
Proceeds from issuance of capital stock	93,750	479,175	1,973,250
Share issuance costs	-	(24,942)	(16,639)
Capital stock purchased for cancellation	(40,000)	-	-

Cash provided by financing activities	37,179	247,202	1,978,259

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	(62,599)	-	-
Oil and gas property expenditures	(177,368)	(47,096)	(1,590,572)

Cash used in investing activities	(239,967)	(47,096)	(1,590,572)

Change in cash position during year	(138,855)	115,003	69,562

Cash position, beginning of year	189,546	74,543	4,981

Cash position, end of year	$ 50,691	$ 189,546	$ 74,543

Supplemental disclosure with respect to cash flows (Note 5)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

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

	2006	2005

Working capital	$ 142,507	$ 157,501
Deficit	(12,453,139)	(12,018,022)

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

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2006, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2006

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

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $10,494 (2005 - $10,494).

Revenue recognition

Revenue from oil and gas operations is recognized in the accounts when oil and natural gas are shipped, title passes and collection of the sale is reasonably assured.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in the loss for the year.

Stock-based compensation

The Company uses the fair value-based method for stock-based compensation and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant and expensed over the period of vesting. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Any consideration paid by the option holders to purchase shares is credited to capital stock.

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2006, 2005 and 2004, the total number of potentially dilutive shares excluded from loss per share is 5,880,000, 5,362,500, 4,644,559 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

3.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2006	2005
Oil and gas properties:
U.S.A., proved	$ 2,879,005	$ 2,708,708
Canada, unproved	109,616	104,464

	2,988,621	2,813,172

Less: Accumulated depletion	(1,640,967)	(1,241,931)

	$ 1,347,654	$ 1,571,241

At December 31, 2006, the oil and gas properties include $109,616 (2005 - $104,464) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect. During fiscal 2006, the Company incurred pre-acquisition costs of $22,009 on an additional prospect located in Ontario, Canada.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.

The full cost ceiling test results as of December 31, 2006 resulted in no impairment of evaluated oil and gas properties. The future prices used in the December 31, 2006 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2007	$ 8.56	$ 75.74
2008	9.16	73.41
2009	8.97	69.92
2010	8.74	65.84
2011	8.97	61.76

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
100,000,000 common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2003	26,693,667	$ 10,534,248	$ 270,552

Exercise of options	1,050,000	110,000	-
Exercise of warrants	7,680,000	1,090,200	-
Finders’ fees	318,750	63,750	-
Private placements	4,600,000	920,000	-
Contributed surplus on exercise of warrants and options	-	216,352	(216,352)
Stock-based compensation	-	-	298,483
Share issuance costs	-	(80,389)	-

Balance, December 31, 2004	40,342,417	12,854,161	352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	13,398,523	337,747

Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968

Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	$ 13,508,437	$ 486,968

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

During the year ended December 31, 2006, the Company issued the following common shares:

i)

625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

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

On December 7, 2005, the Company cancelled 103,125 common shares that were held in escrow.

During the year-ended December 31, 2004 the Company issued the following common shares:

i)

In June 2004, the Company issued 3,100,000 units at $0.20 per unit for total proceeds of $620,000. Each unit consisted of one common share and one non-transferable share purchase warrant. A total of eight warrants entitle the holder to acquire one additional common share for $0.20 until June 2, 2006. The Company issued 225,000 common shares at a value of $45,000 as a finder’s fee.

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

Common shares returned to treasury

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. As at December 31, 2006, the Company had purchased 300,000 common shares for $40,000 to return to treasury. Subsequent to December 31, 2006 these shares were cancelled.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2006:

	Number of Shares	Exercise Price	Expiry Date
Options	250,000	$ 0.15	January 12, 2007
	305,000	0.15	April 27, 2007
	100,000	0.15	August 11, 2007
	600,000	0.15	September 1, 2007
	150,000	0.15	December 15, 2007
	300,000	0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009

Warrants	2,000,000	0.15	September 14, 2007

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2003	8,737,059	$ 0.15	950,000	$ 0.10
Granted	387,500	0.20	3,300,000	0.15
Exercised	(7,680,000)	0.14	(1,050,000)	0.10
Expired/cancelled	-	-	-	-
Outstanding, December 31, 2004	1,444,559	0.23	3,200,000	0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15
Outstanding, December 31, 2005	2,387,500	0.16	2,975,000	0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15
Outstanding, December 31, 2006	2,000,000	$ 0.15	3,880,000	$ 0.15
Number currently exercisable	2,000,000	$ 0.15	3,805,000	$ 0.15

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

4.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation

During the year ended December 31, 2006, the Company granted 2,725,000 (2005 – 1,349,500; 2004 – 3,300,000) stock options to directors and consultants at a weighted average fair value of $0.08 (2005 - $0.06; 2004 - $0.09) per option. As at December 31, 2006, 2,650,000 of these options had vested with an attributed stock-based compensation expense of $205,385 (2005 - $75,193; 2004 - $298,483) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2006	2005	2004

Risk-free interest rate	4.1%	3.4%	2.4%
Expected life of options	1.4 years	2 years	2 years
Annualized volatility	93%	81%	160%
Dividend rate	0.00%	0.00%	0.00%

5.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2006	2005	2004

Cash paid during the year for interest	$ -	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

During the year ended December 31, 2006 the Company incurred $1,919 in recoveries through receivables.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

6.

RELATED PARTY TRANSACTIONS

The Company paid or accrued management fees of $80,875 (2005 - $72,000; 2004 - $72,000) to a director of which, $20,527 is included in prepaid expenses as at December 31, 2006 (December 31, 2005 – $Nil)

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2006	2005	2004

Loss for the year	$ (435,117)	$ (160,248)	$ (766,320)

Expected income taxes (recovery)	$ (157,870)	$ (54,794)	$ (272,810)
Non-deductible items for income tax purposes	209,857	56,503	43,410
Other items deductible for income tax purposes	(224,401)	(108,310)	(56,285)
Unrecognized benefits of non-capital losses	172,414	106,601	285,685

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2006	2005

Future income tax assets:
Oil and gas properties	$ 803,779	$ 640,187
Mineral property and related exploration expenditures	83,016	91,371
Financing fees	18,116	32,959
Operating losses available for future periods	702,674	658,197

	1,607,585	1,422,714
Valuation allowance	(1,607,585)	(1,422,714)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

7.

INCOME TAXES (cont’d…..)

The Company has incurred operating losses of approximately $2,140,000 in Canada which, if unutilized, will expire through 2026. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

8.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $109,616 (2005 - $104,464) and the total amount of capital assets attributable to the U.S.A. is $1,238,038 (2005 - $1,466,777).

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

10.

SUBSEQUENT EVENT

Subsequent to December 31, 2006, the Company purchased an additional 50,000 of its own common shares for $6,375.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2006	2005

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 1,611,376	$ 1,834,436

Total liabilities under Canadian GAAP and United States GAAP	$ 69,110	$ 116,188

Capital stock, common shares returned to treasury and contributed surplus	13,995,405	13,736,270
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	14,754,701	14,495,566

Deficit under Canadian GAAP	(12,453,139)	(12,018,022)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Deficit under United States GAAP	(13,212,435)	(12,777,318)

Total shareholders' equity under United States GAAP	1,542,266	1,718,248

Total liabilities and shareholders' equity under United States GAAP	$ 1,611,376	$ 1,834,436

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

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2006, 2005 and 2004.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2006, 2005 and 2004.

For the year ended December 31, 2002 and prior, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2006, 2005 and 2004 was 43,951,326, 41,476,215 and 33,755,501, respectively.  Accordingly, the loss per share for the years ended December 31, 2006, 2005 and 2004 was $(0.01), $(0.00) and $(0.02), respectively.

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

Under Canadian GAAP, the Company was required to record asset retirement obligations as at December 31, 2005 for estimated future net costs of well abandonment and site restoration including removal of production facilities at the end of their useful life of $10,494 (2005 - $10,494). New accounting and disclosure standards were introduced under Canadian GAAP (Note 2) and adopted by the Company effective January 1, 2003. Accordingly, there is no difference between Canadian GAAP and United States GAAP as at December 31, 2006, 2005 and 2004.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2006

11.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont'd…)

Recent accounting pronouncements

In July 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting and reporting for uncertainties in income tax law.  FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.  FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of FIN 48 on the financial position and results of operations of the Company.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.  The Company is currently in the process of evaluating the impact of SFAS 157 on the financial position and results of operations of the Company.

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

Portrush Petroleum Corporation;    SEC #000-27768

Registrant

June 26, 2007       By  s/s Martin Cotter____________________________

Date                       Martin Cotter, President/Director

June 26, 2007        By s/s Neal Iverson_____________________________

Date                       Neal Iverson, Director