Form 20-F
period 2007-12-31
PORTRUSH PETROLEUM CORP
filed 2008-06-30
CIK 1008112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Fiscal Year Ended December 31, 2007

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

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  45,262,363

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

Yes [ ]  No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]  Accelerated filer [ ]  Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes [ ] No [X]

Index to Exhibits on Page 52

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Introduction.............................................................  3

PART I

PART II

Item 13. Default, Dividend Arrearages and Delinquencies.................  50

Item 14. Material Modifications to the Rights of Security Holders and

Item 16A.  Audit Committee Financial Expert                               51

Item 16B.  Code of Ethics                                                 51

Item 16C.  Principal Accountant Fees and Services                         51

Item 16D.  Exemptions from the Listing Standards for Audit Committees     52

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                          52

PART III

Item 17. Financial Statements............................................ 52

Item 18. Financial Statements............................................ 52

Item 19. Exhibits........................................................ 52

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

BUSINESS OF PORTRUSH PETROLEUM CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  The Company maintains: a 22.5% working interest in the Lenox Prospects, a producing oil/gas property in Michigan; a 10% working interest (7.5% net revenue interest) in the Mission River Development Project, a producing oil/gas property in Texas; an 89% working interest in the Waubuno Prospect in Ontario, Canada.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

 --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

  --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for years ended December 31st 2007/2006/2005 was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2004/2003 ended December 31st was derived from audited financial statements of the Company, not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

__________________________________________________________________________________

__________________________________________________________________________________

                             Year        Year        Year        Year        Year

                            Ended       Ended       Ended       Ended       Ended

                       12/31/2007  12/31/2006  12/31/2005  12/31/2004  12/31/2003

----------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                  $393        $777        $594        $442        $415

Operating Income (Loss)    ($1330)      ($431)      ($153)      ($693)      ($651)

Net Income (Loss)          ($1346)      ($435)      ($160)      ($766)      ($747)

(Loss) per Share           ($0.03)     ($0.01)     ($0.01)     ($0.02)     ($0.03)

Dividends Per Share         $0.00       $0.00       $0.00       $0.00       $0.00

Wtd. Avg. Shares (000)      44634       43938       41573       33859       22236

Period-end Shares O/S (000) 45262       43759       43434       40342       26694

----------------------------------------------------------------------------------

Working Capital              ($91)       $143        $158       ($287)      ($307)

Oil/Gas Properties           $514        1348        1571        1642         174

Long-Term Obligations         $36          10          10           6           6

Capital Stock              $13590       13508       13399       12854       10534

Shareholders’ Equity         $387        1542        1718        1349        (140)

Total Assets                 $620        1611        1834        1790         183

----------------------------------------------------------------------------------

US GAAP

Loss Per Share             ($0.03)     ($0.01)     ($0.01)

Wtd. Avg. Shares (000)      44634       43951       41476

----------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2007 was ($14,558,039).

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

     Canadian GAAP was $759,296 at 12/31/2007 and 12/31/2006.

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High      Low   Close

May 2008                                                 1.02     0.98    0.99

April 2008                                               1.03     1.00    1.01

March 2008                                               1.03     0.98    1.03

February 2008                                            1.02     0.97    0.97

January 2008                                             1.03     0.99    1.00

December 2007                                            1.02     0.98    1.00

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2007                    1.07     1.19     0.92    0.99

Fiscal Year Ended 12/31/2006                    1.13     1.18     1.11    1.16

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

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

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems

The Company has a history of losses: ($1,345,604), ($435,117), and ($160,248) in Fiscal Years 2007/2006/2005.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There are 100 million common shares authorized; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.07 (low) to CDN$0.13 (high) during the period from 1/1/2007 to 12/31/2007, trading at CDN$0.09 on 12/31/2007; the closing price of our shares was CDN$0.09 on 5/31/2008. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Portrush Petroleum Corporation (hereinafter, together with its subsidiary, is also referred to as the “Company”) in engaged in the exploration for and production of oil/gas.  Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects), and two oil/gas properties during 2001.  The less promising properties have been disposed of and during 2002-2003 focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Mission River Development Project was acquired in January 2004.  A 45% working interest in the Chico Martinez Field, a producing oil/gas property in California, was acquired in February 2008.  An 89% working interest in the Waubuno Prospect, an oil/gas exploration property in Ontario, Canada, was acquired in early 2007.

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

 Facsimile: 604-648-9568.

The contact person is: Neal Iverson, Director

The Company's fiscal year ends December 31st.

The Company has one wholly-owned subsidiary: Portrush Petroleum (US) Corporation, incorporated in Michigan, USA, on 11/17/2003.

The Company's common shares trade on the TSX Venture Exchange in Canada under the symbol “PSH”, on the OTC Bulletin Board in the USA under the symbol “PRRPF”; and on the Berlin Stock Exchange in Europe under the symbol PUQ.BE.

The Company has an unlimited number of no-par common shares authorized.  At 12/31/2007, the end of the Company's most recent fiscal year, there were 45,262,363 common shares issued and outstanding.  At 5/31/2008, there were 45,262,363 shares issued and outstanding.

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

Property Acquisitions

Fiscal 2007: Waubuno Prospect, Ontario, Canada

Fiscal 2006: None

Fiscal 2005: None

Fiscal 2004: Mission River Development Project, Texas

Fiscal 2003: Lenox North Prospects, Michigan

Fiscal 2001: Rock Springs Prospects, Wyoming

Fiscal 2000: Lambton/Kent Counties = Michigan Basin Property, Ontario

             Cranberry-Botha Prospects, Alberta

             Lenox Prospects, Michigan

Property/Asset Dispositions

Fiscal 2008-to-Date: None

Fiscal 2007: None

Fiscal 2006: None

Fiscal 2005: None

Fiscal 2004: None

Fiscal 2003: None

Fiscal 2002: Rock Springs Prospects, Wyoming

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Capital Expenditures

Fiscal 2007: $  314,277 for oil/gas property acquisition/exploration/advances

Fiscal 2006: $  239,967 for oil/gas property acquisition/exploration/advances

Fiscal 2005: $   47,096 for oil/gas property acquisition/exploration

Fiscal 2004: $1,590,572 for oil/gas property acquisition/exploration

Fiscal 2003: $  391,138 for oil/gas property acquisition/exploration

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

______________________________________________________________________________

Year   Nature of Share Issuance      Number of Shares           Capital Raised

------------------------------------------------------------------------------

2008-to-date: None

2007:  Private Placement             1,500,000 Units                  $150,000

2006:  Stock Option Exercises          625,000 Shares                 $ 93,750

2005:  Exercise of Stock Options     1,194,500 Shares                 $179,175

       Private Placement             2,000,000 Units                  $300,000

2004:  Private Placement             3,100,000 Units                  $620,000

       Private Placement             1,500,000 Shares                 $300,000

       Exercise of Warrants          7,680,000 Shares               $1,090,200

       Exercise of Stock Options     1,050,000 Shares                 $110,000

2003:  Convertible Debt Offering     8% Convertible Debentures (1)    $180,000

       Private Placement             2,100,000 Units                  $210,000

       Private Placement             2,037,059 Units                  $346,300

       Exercise of Warrants            946,000                        $141,900

       Exercise of Stock Options        50,000 Shares                 $  5,000

------------------------------------------------------------------------------

(1) Converted to 1,500,000 common shares during FY2003.

______________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company – 2007/2006/2005/2004/2003/2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada; the Company has written off its investment in the project.  In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA; this project was abandoned in August 2002.  In September 2003, the Company acquired the Lenox North Prospects.  In February 2004, the Company acquired the Mission River Development Project in Texas, USA.  In November 2004, the Company acquired a 5% working interest in a prospect located in Ontario, Canada, in exchange for funding 50% of the project costs by paying US$120,000; the Company will receive a payout of all costs incurred plus a 5% working interest in the project.  In early 2007, the Company acquired an 89% working interest in the Waubuno Prospect, an oil/gas exploration property in Ontario, Canada.

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

The focus of the Company's operations remains the Lenox Prospects where the Company has a 22.5% working interest.  A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second producing well, the Martin #1-21, is a 600-foot step-out from the discovery well.  A 2-D seismic program has been completed.  The Shmude LaTorre 1-20 well, located north of the other wells, encountered a gas charged zone up-hole of the Reef formation.  Management anticipates that drilling expenditures on this property will not be significant during 2008.

At present, the Company has two wells on production currently producing at a combined rate of twenty barrels of oil per day, with a small amount of gas being flared.

Production revenue for 2002 was $302,915, primarily derived from the Richards #1-20 well at the Lenox Prospects that went on stream in January 2002.  Production revenue for 2003 was $415,244, derived from the combined production of the Richards #1-20 and the Martin #1-21 (placed on production in April 2003), both located at the Lenox Prospects.  Production revenue from the Lenox Prospects for 2004 was $349,550, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2005 was $330,187, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2006 was $204,742, derived from the combined production of the Richards #1-20 and the Martin #1-21.  Production revenue from the Lenox Prospects for 2007 was $115,965, derived from the combined production of the Richards #1-20 and the Martin #1-21.

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

Mission River Development Project

In February 2004, the Company entered into an agreement with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas.  The Company paid 10% of the estimated drilling costs for the 12 well development drilling program and acquired a 10% working interest in the project.  he property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.  The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet.  After the first six shallow wells were drilled the working interest partners agreed to drill two deep wells in exchange for the six remaining shallow wells.  The two deep wells have been drilled to 10,400 feet and 8,600 feet and all eight wells are currently on production.

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

During 2004/2005/2006/2007/2008, the Company completed the following wells on the project, producing oil, gas, and condensate:

     July 2004: Scanio-Sheldon Well  #4;

     July 2004: Scanio-Sheldon Well  #5;

   August 2004: Scanio-Sheldon Well  #3;

   August 2004: Scanio-Sheldon Well  #2;

   August 2004: Scanio-Sheldon Well  #1;

 February 2005: Scanio-Sheldon Well  #9;

    March 2006: Scanio-Sheldon Well  #6;

   August 2006: Scanio-Sheldon Well  #7;

    March 2007: Scanio-Hawn Well #1;

 November 2007: Scanio-Sheldon Well  #8;

     June 2008  Scanio-Sheldon Well #10

Production revenue from the Mission River Development Project for 2005 was $258,706, derived from the combined production of the first five wells noted above.  Production revenue from the Mission River Development Project for 2006 was $334,978, derived from the combined production of the first seven wells noted above.  Production revenue from the Mission River Development Project for 2007 was $278,568, derived from the combined production of the eight wells noted above.

The Mission River field has nine wells on production; and at 5/31/2008 was producing approximately 1.6 million cubic feet of gas and 50 barrels of oil a day.

An upgrade of the pipeline gathering system was completed in December 2006, which allowed an increase in production capacity from three million cubic feet a day to eighteen million cubic feet a day.

The operator, McAlester has decided to proceed with a new deep well program and the Company has will pay for its 10% share of the cost of the new program deep well program expected to be approximately $100,000 per well.

Waubuno Prospect

In late 2006, the Company began review the Waubuno Prospect, another pinnacle reef project located in Moore Township, Lambton County, south-western Ontario, Canada.  The prospect is located in the heart of a gas storage area on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.  The Company has negotiated leases and during 2006, the Company incurred net acquisition costs of $20,009 during Fiscal 2006.  In early 2007, the Company was granted a drill permit for this prospect and during 2007, the Company paid net acquisition costs of $230,480.  The Company holds an 89% working interest in the property.

The Company has an ongoing relationship with Hadley Resources Limited (Canada and USA) in exploring, firstly with success at Lenox in Michigan and more recent ongoing exploration at Waubuno in Southwestern Ontario.

In December 2007, the Company completed drilling the Waubuno Prospect to a total depth of 729 meters without encountering a pinnacle reef.  The well encountered a number of "reef proximity indicators" including two zones of reef derived "Sucrosic Dolomite" in the upper A1 Carbonate formation.  The lower zone with 11.8 feet of thickness gave up good oil showings while drilling.  The Neutron-Density logs indicate porosity in the 6.0% range but with poor permeability and not suitable for completion.  "Fracturing stimulation" is not allowed on wells that are drilled adjacent to gas storage reservoirs so this was not an option for the Company.

The well is considered a near miss of a pinnacle reef.  The 2D Seismic anomaly on which it was drilled is considered "sideswipe" to a pinnacle.  The well is presently being saved in anticipation of directionally drilling in the direction of the pinnacle subject to the seismic results.  The prospect is located on trend and mid-point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno.

In May 2008, the Company completed a 3D seismic survey over the lands to pinpoint a drillable anomaly.  The Company waiting on the Geophysical Report and expects to have a review in early Summer 2008.

The Company is reviewing 3D Seismic and geological based anomalies in Southern Ontario and Michigan with Hadley Resources Limited (Canada).  The Company recently negotiated an agreement with Hadley to pursue leasing activity on an oil prospect in Enniskillen Township within an oil prone area where three drilled 3D Seismic anomalies resulted in three oil discoveries.  The Company has been successful in securing the key lease on which a well would be drilled.  The Company is reviewing additional Hadley prospects in Lambton County for possible acquisition through leasing.  The price for entry is attractive since the prospects when fully leased are drill ready and no additional seismic expense is contemplated. Gas delivery lines are nearby and oil is trucked to the Imperial Oil Refinery in Sarnia.

Chico Martinez Field

In February 2008, the Company entered into an option agreement whereby it could acquire and develop an 89% interest in the Chico Martinez Oil Field, Kern County, California.  The Chico Martinez Field is a 640-acre tract in the San Joaquin Basin, California.  The Company completed its review of the development plans for the Chico Martinez project and declined further involvement in the project.

United States vs. Foreign Sales/Assets

During 2007, 2006 and 2005, respectively, the Company generated $392,534, $777,455, and $593,598 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA and the Mission River Development Project in Texas, USA.

At 12/31/2007 and 12/31/2006, respectively, $335,087 and $109,616 of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in Table No. 3.  At 12/31/2004, all proved reserves are located at the Lenox Prospects in Michigan, USA; and at 12/31/2005, 12/31/2006, and 12/31/2007, both the Lenox Prospects and the Mission River Development Project contain proven reserves.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

------------------------------------------------------------------------------

Reserves, 12/31/2002                                           18,383    10.0

Discoveries/Extensions:                                             0     0.0

Revisions                                                       5,604   (10.0

Production                                                     (8,854)   (0.0)

Reserves, 12/31/2003                                           15,133     0.0

Discoveries/Extensions:                                        26,700   326.0

Revisions                                                       9,173     0.0

Production                                                     (7,524)  (12.0)

Reserves, 12/31/2004                                           43,482   314.0

Discoveries/Extensions:                                             0       0

Revisions                                                      16,612   169.0

Production                                                     (7,399)  (14.0)

Reserves, 12/31/2005                                           52,695   469.0

Discoveries/Extensions:                                             0       0

Revisions                                                     (20,956) (273.0)

Production                                                     (4,162)  (53.0)

Reserves, 12/31/2006                                           27,577   143.0

Revisions                                                     (20,932)  (93.0)

Production                                                     (3,033)  (31.0)

Reserves, 12/31/2007                                            3,612    19.0

______________________________________________________________________________

______________________________________________________________________________

A

Average sales price per unit and average production cost for oil and gas produced during the periods are shown in Table No. 4.  Production costs are allocated based on the weighted average of oil and gas sales.  In 2003 and 2002, production was primarily crude oil.

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2007            $6.93                $64           $0.80                   $6

2006            $6.68                $62           $3.16                   $6

2005           $11.00                $50           $3.16                   $6

2004            $7.50                $43           $0.80                   $6

2003             ---                 $30             ---                   $6

2002             ---                 $35             ---                   $6

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2008 were as follows:

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

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in Table No. 6, as of 5/31/2008.

Table No. 6

Productive/Undeveloped Acreage

______________________________________________________________________________

______________________________________________________________________________

                            Productive Acreage           Undeveloped Acreage

                         Gross Acres   Net Acres       Gross Acres   Net Acres

Michigan, USA                  160.0        37.5               200        45.0

Texas, USA                     240.0        24.0               540        54.0

Ontario, Canada                  0.0         0.0               150       133.5

______________________________________________________________________________

______________________________________________________________________________

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net

Year                         Productive   Dry                 Productive   Dry

2008-to-date                          1      0                     0.10      0

2007                                  2      1                     0.20      1

2006                                  2      0                     0.20      0

2005                                  1      0                     0.10      0

2004                                  5      1                     0.50   0.45

2003                                  1      1                     0.225  0.45

2002                                  1      0                     0.225     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is two well to be drilled in Summer 2008.

Delivery Commitments

There are no delivery commitments as of 5/31/2008.

Plan Of Operations

Source of Funds for Fiscal 2008

The Company generated $392,534 in oil/gas revenue in Fiscal 2007 and anticipates an increase during Fiscal 2008.

The Company had a negative working capital balance of ($91,000) at 12/31/2007.

At 6/15/2008, the Company had 4,400,000 outstanding stock options with exercise prices ranging from $0.10 to $0.15.  At 5/31/2008 the Company had 1,500,000 outstanding share purchase warrants with an exercise prices of $0.12.

During fiscal 2007, the Company established a credit facility with a bank in Texas, USA.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 6/15/2008 were preliminary.

Use of Funds for Fiscal 2008

During Fiscal 2008, the Company estimates that total general/administrative costs will be approximately $400,000.  During Fiscal 2008, the Company estimates that it will expend $500,000 on property acquisition/exploration/development.

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

The Company has three principal projects: the Lenox Prospects, the Mission River Prospects, and the Waubuno Prospect (discussed in ITEM #4B).

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

In July 2007, the Company completed a private placement of 1,500,000 Units at a price of $0.10.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $0.12 for a period of twenty-four months.  A $5,357 finders fee was paid through the issuance of 53,571 common shares.  All shares and warrants issued from this offering were be subject to a four month hold period.

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

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes.  Any impairment loss as a result of the ceiling test to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes.  Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007, 2006 and 2005.

Stock-based compensation

There is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2007, 2006 and 2005.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2007, 2006 and 2005 was 44,633,841, 43,951,326, and 41,476,215, respectively.  Accordingly, the loss per share for the years ended December 31, 2007, 2006 and 2005 was ($0.03), ($0.01) and ($0.01), respectively.

New accounting pronouncements

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

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after 11/15.2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before 11/15/2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.

The Company does not expect that the adoption of these new accounting pronouncements will have a significant effect on its financial statements.

Results Of Operations

Fiscal 2007 Ended December 31, 2007 versus Fiscal 2006

The Company generated $392,534 during 2007 (versus $777,455) in oil/gas revenue from the Lenox Prospects and Mission River project.  Revenue decreased due to decreased production from the Lenox and Mission River projects.  Offsetting this revenue was $1,233,325  (versus $399,036) in depletion costs; the ceiling test calculation determined that the net book value of the Company’s assets in the USA exceeded net future cash flows from proven reserves and, accordingly, the Company recorded extra depletion of $1,049,683 during 2007.  Oil/gas operating expenses were $94,912 (versus $195,070), reflecting reduced production activity.  Gross Profit (loss) was ($935,703) versus $183,349.

General/Administrative (excluding stock-based compensation) expenses fell 15% to $347,180 during 2007 (versus $409,264), as expected, due to the Company’s decreased exploration and development activity, fund raising, and investor relations effort.  Professional Fees fell 41% to $91,377 from $154,858 and investor Relations expenses fell 41% to $44,355 from $75,208.

Office/Miscellaneous expenses doubled to $53,657 from $27,161 due to increased rent expense.

Non-Cash stock-based compensation relating to the granting of stock options fell to $46,671 from $205,385, reflecting decreased granting of options.

Net Loss for Fiscal 2007 was ($1,345,604) versus ($435,117).  Basic and Diluted Loss Per Share was ($0.03) versus ($0.01).

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

The Company generated $777,455 during 2006 (versus $593,598) in oil/gas revenue from the Lenox Prospects and Mission River project.  Offsetting this revenue was $399,036 (versus $122,269) in depletion costs.  Oil/gas operating expenses were $195,070 (versus $221,664), reflecting increased production activity.  Gross Profit was $183,349 (versus $249,665).

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

Net Loss for Fiscal 2005 was ($160,248) versus ($766,320).  Basis and Diluted Loss Per Share was ($0.01) versus ($0.02).

Liquidity and Capital Resources

Fiscal 2007 Ended December 31, 2007

Working Capital was a negative ($91,000) at 12/31/2007

Working Capital was $142,507 at 12/31/2006.

Working Capital was $157,501 at 12/31/2005.

Working Capital was a negative ($286,850) at 12/31/2004.

Working Capital was a negative ($306,989) at 12/31/2003.

Working Capital was a negative ($574,732) at 12/31/2002.

Working Capital was a negative ($1,018,261) at 12/31/2001.

The Company generated $392,534 in revenue from oil/gas production during Fiscal 2007.  While the Company anticipates increased revenue during Fiscal 2008 and beyond, profitability from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth during the next fiscal year.  Thus, the Company expects to rely upon equity financing as its primary source of funding.

The Company has insufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2008.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

During Fiscal 2007: the Company completed a private placement of 1,500,000 units, raising $150,000.

Cash Provided by Fiscal 2007 Operating Activities totaled $51,406, including the ($1,345,604) Net Loss.  Material adjustments included depletion of $1,233,326, non-cash stock-based compensation of $46,671, and the $117,013 net change in non-cash working capital items.  Cash Used in Fiscal 2007 Investing Activities totaled ($314,277), for oil/gas property expenditures.  Cash Provided by Fiscal 2007 Financing Activities totaled $246,797, the inflows from the aforementioned private placement and a $103,047 loan payable from its bank credit facility; offset by $6,250 used to acquire and cancel 500,000 common shares.

Fiscal 2006 Ended December 31, 2006

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

The Company does not have any contractual obligations as of 5/31/2008 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

May 31, 2008

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

Senior Management Cash Compensation.  During Fiscal 2007 Ended 12/31/2007, the Company paid/accrued cash compensation/salary (directly and indirectly) to one Senior Management/Director totaling $79,900 to Martin Cotter.

Table No. 9 details compensation paid/accrued for Fiscal 2007/2006/2005 ended December 31st for the Senior Management and Directors.

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

                 2007  $79,900    nil      nil        0   500,000     nil     nil

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

Table No. 10

Stock Option Grants in Fiscal 2007 Ended 12/31/2007

____________________________________________________________________________________

____________________________________________________________________________________

                               Percentage                 Market Value of Securities

                          Number       of    Exer.                Underlying Options

                              of    Total   Price                            on Date

                         Options  Options     Per       Grant  Expiration   of Grant

Name                     Granted  Granted   Share        Date        Date  Per Share

------------------------------------------------------------------------------------

Martin Cotter            500,000    55.0%   $0.10   8/09/2007   8/09/2010      $0.09

Neal Iverson              50,000     3.1%   $0.10   8/09/2007   8/09/2010      $0.09

Neal Iverson              50,000     3.1%   $0.10  10/04/2007  10/04/2010      $0.07

Wesley Franklin          300,000    18.5%   $0.10  10/04/2007  10/04/2010      $0.07

-------------------------------------------------------------------------------------

Employees/Consultants    725,000    21.3%

------------------------------------------------------------------------------------

TOTAL                  1,625,000   100.0%

____________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by Senior Management, Directors and/or employees/consultants; 1,405,000 stock options expired unexercised or were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2007 by the Company’s Senior Management and Directors.  It also gives information concerning stock option values at 12/31/2007.

Table No. 11

Aggregated Stock Options Exercises in Fiscal 2007

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

Martin Cotter           0         $0  2,000,000/    nil        $nil/    $nil

Wes Franklin            0         $0    300,000/    nil        $nil/    $nil

Neal Iverson            0         $0    200,000/    nil        $nil/    $nil

Subtotal                0         $0  2,500,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

Others                  0         $0  1,600,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

TOTAL                 NIL       $nil  4,100,000/    nil        $nil/    $nil

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 9, No. 10, No. 11, and No. 12 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met four times in Fiscal 2007 and has met once during Fiscal 2008-to-date.

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

6.D.  Employees

As of 5/31/2008, the Company had two employees, including two Senior Management.  As of 12/31/2007 and 12/31/2006, there were two and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 12 lists, as of 5/31/2008, Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  Table No. 11 also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 12

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              4,896,666     10.8%

Common   Neal Iverson (2)                                    200,000     <0.1%

Common   Wes Franklin                                      1,300,000      2.9%

Total Directors/Officers/5% Shareholders                   6,396,666     13.8%

------------------------------------------------------------------------------

(1)  2,000,000 represent currently exercisable stock options.

(2)    200,000 represent currently exercisable stock options.

(3)    300,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 45,262,325 shares outstanding as of 5/31/2008 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 13 as of 5/31/2008, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                              Number of Shares of   CDN$

                                           Common   Exer.      Grant   Expir’n

Name                                        Stock   Price       Date      Date

Martin P. Cotter                        1,500,000   $0.15    4/10/06   4/10/09

Martin P. Cotter                          500,000   $0.10    8/09/07   8/09/10

Neal Iverson                              100,000   $0.15    4/10/06   4/10/09

Neal Iverson                               50,000   $0.10    8/09/07   8/09/10

Neal Iverson                               50,000   $0.10   10/04/07  10/04/10

Wes Franklin                              300,000   $0.10   10/04/07  10/04/07

Total Officers/Directors                2,500,000

------------------------------------------------------------------------------

Employees/Consultants                   1,600,000

Total Officers/Directors/Etc.           4,100,000

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

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2007  12/31/2006  12/31/2005

Martin P. Cotter                             4,896,666   4,296,666   4,296,666

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/30/2008, the Company’s shareholders’ list showed 45,262,363 common shares outstanding, with 64 registered shareholders.  30 of these shareholders were U.S. residents, holding 8,,626,171 common shares (representing about 19% of the issued/outstanding shares); 28 registered shareholders were resident in Canada, holding 35,750,621 common shares (79%), and six registered shareholders were resident in other countries, holding 885,571 common shares (2%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1300 beneficial owners of its common shares.

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2007/2006/2005, the Company paid/accrued to Martin Cotter fees totalling $79,000, $80,875, and $72,000, respectively.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2004, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

for Fiscal 2007, Fiscal 2006, and Fiscal 2005, Ended December 31st

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

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 5/31/2008                            650,400           $0.11   $0.07    $0.08

 4/30/2008                             62,600            0.11    0.07     0.10

 3/31/2008                            613,200            0.13    0.07     0.07

 2/28/2008                          1,563,600            0.15    0.09     0.09

 1/31/2008                          2,377,300            0.13    0.06     0.09

12/31/2007                          1,576,600            0.12    0.06     0.12

------------------------------------------------------------------------------

Quarterly

 3/31/2008                          4,554,100           $0.15   $0.06    $0.07

12/31/2007                          3,410,561            0.14    0.05     0.12

 9/30/2007                          1,569,582            0.11    0.05     0.08

 6/30/2007                            809,160            0.13    0.08     0.10

 3/31/2007                          2,176,307            0.14    0.08     0.12

12/31/2006                          1,771,134            0.17    0.10     0.13

 9/30/2006                          3,085,165            0.21    0.13     0.16

 6/30/2006                          4,252,224            0.21    0.13     0.20

 3/31/2006                          5,681,249            0.24    0.13     0.16

------------------------------------------------------------------------------

Yearly

12/31/2007                          7,965,610           $0.14   $0.05    $0.12

12/31/2006                         14,789,772            0.24    0.10     0.13

12/31/2005                         12,397,371            0.22    0.07     0.14

12/31/2004                         16,028,281            0.40    0.10     0.21

12/31/2003                          8,617,379            0.26    0.045    0.05

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

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume            High     Low  Closing

------------------------------------------------------------------------------

Monthly

 5/31/2008                          1,346,600           $0.11   $0.08    $0.09

 4/30/2008                            661,000            0.11    0.08     0.09

 3/31/2008                          1,969,400            0.11    0.08     0.08

 2/28/2008                          2,835,900            0.14    0.08     0.10

 1/31/2008                          2,772,700            0.12    0.07     0.10

12/31/2007                          1,915,900            0.12    0.09     0.09

------------------------------------------------------------------------------

Quarterly

 3/31/2008                          7,578,000           $0.14   $0.07    $0.08

12/31/2007                          4,858,500            0.12    0.12     0.09

 9/30/2007                          2,333,800            0.12    0.07     0.07

 6/30/2007                          1,499,600            0.13    0.10     0.12

 3/31/2007                          3,422,600            0.16    0.11     0.13

12/31/2006                          2,874,700            0.17    0.13     0.14

 9/30/2006                          3,505,100            0.23    0.14     0.17

 6/30/2006                          5,669,000            0.23    0.16     0.22

 3/31/2006                         11,087,800            0.26    0.16     0.18

------------------------------------------------------------------------------

Yearly

12/31/2006                         12,041,500           $0.16   $0.07    $0.09

12/31/2005                         22,768,200            0.26    0.09     0.18

12/31/2004                         40,933,200            0.50    0.15     0.28

12/31/2003                         16,468,982            0.33    0.07     0.21

12/31/2002                          8,107,321            0.30    0.05     0.09

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

At the end of fiscal year ended 12/31/2007 (the “Evaluation Date”), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15e under the Exchange Act).  Based upon that evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of the Evaluation Date, concluded that the Company’s disclosure controls and procedures were effective to ensure that information the Company is required to disclose in the reports that it files or submits with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company’s internal control over financial reporting that occurred during the Company’s Fiscal Year Ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

______________________________________________________________________________

Fiscal Year ended December 31, 2007 and 2006       Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2007            2006

------------------------------------------------------------------------------

Audit Fees                                             $24,500         $25,400

Audit Related Fees                                           0               0

Tax Fees                                                 2,550          11,000

All Other Fees                                               0               0

Total                                                  $27,050         $36,400

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

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 4/23/2008

 Consolidated Balance Sheets at 12/31/2007 and 12/31/2006

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2007, 12/31/2006 and 12/31/2005

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2007, 12/31/2006 and 12/31/2005

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

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 23, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 23, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 23, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2007	2006

ASSETS

Current
Cash	$ 34,617	$ 50,691
Receivables	46,949	127,873
Prepaids	24,183	22,559

	105,749	201,123

Advances on oil and gas properties	-	62,599
Oil and gas properties (Note 4)	514,105	1,347,654

	$ 619,854	$1,611,376

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 93,702	$ 58,616
Loan payable (Note 5)	103,047	-

	196,749	58,616

Future site restoration (Note 6)	36,022	10,494

	232,771	69,110

Shareholders' equity
Capital stock (Note 7)	13,590,071	13,508,437
Contributed surplus (Note 7)	595,755	486,968
Deficit	(13,798,743)	(12,453,139)

	387,083	1,542,266

	$ 619,854	$ 1,611,376

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

/s/ Martin Cotter	Director	/s/ Neil Iverson	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

REVENUE
Oil and gas revenue, net of royalties	$ 392,534	$ 777,455	$ 593,598

DIRECT COSTS
Depletion	1,233,325	399,036	122,269
Operating expenses	94,912	195,070	221,664

Total direct costs	(1,328,237)	(594,106)	(343,933)

EXPENSES
Consulting and administration fees	29,419	22,882	34,750
Interest expense	2,337	-	-
Investor relations	44,355	75,208	53,635
Management fees – related party	79,900	80,875	72,000
Office and miscellaneous	53,657	27,161	48,760
Professional fees	91,377	154,858	58,694
Shareholder costs	13,272	16,508	25,633
Stock-based compensation	46,671	205,385	75,193
Transfer agent and regulatory fees	22,219	19,795	25,546
Travel and promotion	10,644	11,977	8,488

Total expenses	(393,851)	(614,649)	(402,699)

LOSS BEFORE OTHER ITEM	(1,329,554)	(431,300)	(153,034)

OTHER ITEM
Foreign exchange loss	(16,050)	(3,817)	(7,214)

Loss and comprehensive loss for the year	(1,345,604)	(435,117)	(160,248)

Deficit, beginning of year	(12,453,139)	(12,018,022)	(11,857,774)

Deficit, end of year	$(13,798,743)	$(12,453,139)	$(12,018,022)

Basic and diluted loss per share	$ (0.03)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	44,633,841	43,938,176	41,572,559

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2007	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year	$(1,345,604)	$ (435,117)	$ (160,248)
Items not affecting cash:
Depletion	1,233,326	399,036	122,269
Write-off of accounts payable	-	-	(8,215)
Accrual of management fees	-	-	72,000
Stock-based compensation expense	46,671	205,385	75,193

Changes in non-cash working capital items:
(Increase) decrease in receivables	83,551	(52,305)	(5,955)
(Increase) decrease in prepaids	(1,624)	(22,559)	5,625
Increase (decrease) in accounts payable and accrued liabilities	35,086	(30,507)	(185,772)

Cash provided by (used in) operating activities	51,406	63,933	(85,103)

CASH FLOWS FROM FINANCING ACTIVITIES
Repaid to related parties	-	(16,571)	(207,031)
Loan payable	103,047	-	-
Proceeds from issuance of capital stock	150,000	93,750	479,175
Share issuance costs	-	-	(24,942)
Capital stock purchased for cancellation	(6,250)	(40,000)	-

Cash provided by financing activities	246,797	37,179	247,202

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	-	(62,599)	-
Oil and gas property recoveries	61,355	-	-
Oil and gas property expenditures	(375,632)	(177,368)	(47,096)

Cash used in investing activities	(314,277)	(239,967)	(47,096)

Change in cash during the year	(16,074)	(138,855)	115,003

Cash, beginning of year	50,691	189,546	74,543

Cash, end of year	$ 34,617	$ 50,691	$ 189,546

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

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

	2007	2006

Working capital (deficiency)	$ (91,000)	$ 142,507
Deficit	(13,798,743)	(12,453,139)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiary. Significant inter-company transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the year.  Actual results could differ from these estimates. Significant accounts that require estimates relate to the impairment and depletion of oil and gas property interests, valuation allowances for future income tax assets, stock-based compensation and the valuation of warrants in private placements.

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2007, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

DECEMBER 31, 2007

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2007, 2006 and 2005, the total number of potentially dilutive shares excluded from loss per share is 5,500,000, 5,880,000, 5,362,500 respectively.

Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008.  The Company will adopt the requirements commencing in the interim period ended March 31, 2008 and is currently considering the impact this will have on the Company’s financial statements.

Assessing going concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Recent accounting pronouncements (cont’d…)

Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges.

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

Capital disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed.

International financial reporting standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The ASB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the ACSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the CICA relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3. CHANGE IN ACCOUNTING POLICY (cont’d…)

Financial instruments – recognition and measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

• Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income until the gain or loss is recognized in income.

• Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings in the period in which they arise.

• All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income.

In accordance with this new standard, the Company has classified its financial instruments as follows:

• Cash is classified as held-for-trading.

• Receivables are classified as loans and receivables.

• Accounts payable and accrued liabilities and loan payable are classified as other liabilities.

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities and loans payable approximate their fair values due to their short term nature.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

3. CHANGE IN ACCOUNTING POLICY (cont’d…)

Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

Comprehensive income (Section 1530)

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. The presentation of “accumulated other comprehensive loss” in the shareholders’ equity section of the consolidated balance sheet is not required because the closing balance is nil.

4. OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2007	2006

Oil and gas properties:
U.S.A., proved	$ 3,053,310	$ 2,879,005
Canada, unproved	335,087	109,616

	3,388,397	2,988,621

Less: Accumulated depletion	(2,874,292)	(1,640,967)

	$ 514,105	$ 1,347,654

At December 31, 2007, the oil and gas properties include $335,087 (2006 - $109,616) relating to unproved properties that have been excluded from the depletion calculation.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

4. OIL AND GAS PROPERTIES (cont’d…)

Ontario prospects, Canada

The Company entered into an agreement to acquire a 5% working interest in a prospect located in Ontario, Canada in exchange for funding 50% of the project costs by paying US$120,000. The Company will receive a payout of all costs incurred plus a 5% working interest in the prospect.

During fiscal 2007, the Company paid net acquisition costs of $252,489 (2006 - $22,009) on an additional prospect located in Ontario, Canada. The Company has a 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2007, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $1,049,683 included in accumulated depletion.

The full cost ceiling test results as of December 31, 2007 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2007 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2008	$ 7.00	$ 76.93
2009	7.54	69.92
2010	7.45	71.49
2011	7.40	67.39

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

5. LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.

As at December 31, 2007, the Company had taken advances on the loan payable of $103,047 (US$98,732) bearing interest rates ranging from 7.25% to 8.25% per annum.   Subsequent to December 31, 2007, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$350,000.

6. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2007	2006

Asset retirement obligation, beginning of year	$ 10,494	$ 10,494
Liabilities incurred	25,528	-

Asset retirement obligation, end of year	$ 36,022	$ 10,494

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $52,739 (2006 - $10,494). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2008 and 2011.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2004	40,342,417	$ 12,854,161	$ 352,683
Exercise of options	1,194,500	179,175	-
Private placement	2,000,000	300,000	-
Escrow shares cancelled	(103,125)	(31,556)	31,556
Contributed surplus on exercise of options	-	121,685	(121,685)
Stock-based compensation	-	-	75,193
Share issuance costs	-	(24,942)	-

Balance, December 31, 2005	43,433,792	13,398,523	337,747
Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968
Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	13,508,437	486,968
Private placement	1,500,000	150,000	-
Finder’s fee	53,571	5,357	-
Stock-based compensation	-	-	46,671
Purchased for cancellation	(50,000)	(6,250)	-
Reclassification on cancellation	-	(62,116)	62,116
Share issuance costs	-	(5,357)	-

Balance, December 31, 2007	45,262,363	$ 13,590,071	$ 595,755

Common shares returned to treasury

On December 7, 2005, the Company cancelled 103,125 common shares that were held in escrow.

On November 14, 2006, the Company filed a notice of intention to undertake a normal course issuer bid with the British Columbia Securities Commission for up to 5% of the Company’s issued share capital (2,200,000 common shares) over a 12 month period. The issuer bid was approved by the TSX Venture Exchange. During fiscal 2007, the Company purchased 50,000 (2006 – 300,000) common shares for $6,250 (2006 - $40,000) to return to treasury.  These 350,000 common shares were cancelled during fiscal 2007 resulting in a reclassification of $62,116 from capital stock to contributed surplus.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

During the year ended December 31, 2007, the Company issued the following units:

i) 1,500,000 units at $0.10 per unit for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.12 per share expiring July 6, 2009. The Company issued 53,571 common shares valued at $5,357 as Finder’s Fees.

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

Stock options and warrants

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

The following incentive stock options and share purchase warrants were outstanding at December 31, 2007:

	Number of Shares	Exercise Price	Expiry Date

Options	300,000	$ 0.18	June 8, 2008
	1,600,000	0.15	April 10, 2009
	300,000	0.15	April 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010

Warrants	1,500,000	0.12	July 6, 2009

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

Outstanding, December 31, 2004	1,444,559	$ 0.23	3,200,000	$ 0.15
Granted	2,000,000	0.15	1,349,500	0.15
Exercised	-		(1,194,500)	0.15
Expired/cancelled	(1,057,059)	0.12	(380,000)	0.15

Outstanding, December 31, 2005	2,387,500	0.16	2,975,000	0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15

Outstanding, December 31, 2006	2,000,000	0.15	3,880,000	0.15
Granted	1,500,000	0.12	1,625,000	0.10
Expired/cancelled	(2,000,000)	0.15	(1,405,000)	0.15

Outstanding, December 31, 2007	1,500,000	$ 0.12	4,100,000	$ 0.13

Number currently exercisable	1,500,000	$ 0.12	4,100,000	$ 0.13

Stock-based compensation

During the year ended December 31, 2007, the Company granted 1,625,000 (2006 – 2,725,000; 2005 – 1,349,500) stock options to directors and consultants at a weighted average fair value of $0.03 (2006 - $0.08; 2005 - $0.06) per option. As at December 31, 2007, all of these options had vested with an attributed stock-based compensation expense of $46,671 (2006 - $205,385; 2005 - $75,193) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d…)

The following weighted average assumptions were used in the valuation of stock options granted:

	2007	2006	2005

Risk-free interest rate	4.5%	4.1%	3.4%
Expected life of options	3 years	1.4 years	2 years
Annualized volatility	52%	93%	81%
Dividend rate	0.00%	0.00%	0.00%

8. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Cash paid during the year for interest	$ 2,337	$ -	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2007 included:

a) Recognizing $2,627 in oil and gas recoveries through receivables.

b) Issuing 53,571 common shares at a value of $0.10 to pay $5,357 as finder’s fees for a private placement.

c) Incurring oil and gas property expenditures through advances paid previously of $62,599.

d) Reclassifying $62,116 from capital stock to contributed surplus on the purchase and cancellation of 350,000 common shares

e) Accruing future site restoration costs of $34,550

During the year ended December 31, 2006 the Company recognized $1,919 in oil and gas recoveries through receivables.

Significant non-cash transactions during the year ended December 31, 2005 included:

a) The accrual of future site restoration costs of $4,021.

b) The cancellation of 103,125 escrow shares with a value of $31,556.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

9. RELATED PARTY TRANSACTIONS

The Company paid management fees of $79,900 (2006 - $80,875; 2005 - $72,000) to a director.  Included in prepaid expenses as at December 31, 2007 is management fees of $21,533 (December 31, 2006 – $20,527).

Amounts due to related parties are non-interest bearing, unsecured and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

10. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss for the year	$ (1,345,604)	$ (435,117)	$ (160,248)

Expected income tax recovery	$ (457,854)	$ (157,870)	$ (54,794)
Non-deductible items for income tax purposes	435,255	209,857	56,503
Other items deductible for income tax purposes	(68,352)	(224,401)	(108,310)
Unrecognized benefits of non-capital losses	90,951	172,414	106,601

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets:
Oil and gas properties	$ 450,114	$ 803,779
Mineral property and related exploration expenditures	214,605	83,016
Financing fees	7,035	18,116
Operating losses available for future periods	645,483	702,674

	1,317,237	1,607,585
Valuation allowance	(1,317,237)	(1,607,585)

Net future income tax asset	$ -	$ -

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

10. INCOME TAXES (cont’d…)

The Company has incurred operating losses of approximately $2,391,000 in Canada which, if unutilized, will expire through 2027. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

11. SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $335,087 (2006 - $109,616) and the total amount of capital assets attributable to the U.S.A. is $179,388 (2006 - $1,238,038).

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company:

a) Negotiated an option to acquire up to a 90% interest in leases in the Chico Martinez oil field in Kern County, California, in conjunction with Petromark Energy Group.  The Company is currently evaluating the property, the development plans for the project and the final interest the Company may acquire.

b) Granted stock options to acquire 600,000 common shares exercisable at $0.10 per share expiring on January 23, 2010.

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Consolidated financial statement balances under United States GAAP

	2007	2006

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 619,854	$ 1,611,376

Total liabilities under Canadian GAAP and United States GAAP	$ 232,771	$ 69,110

Capital stock, common shares returned to treasury and contributed surplus	14,185,826	13,995,405
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	14,945,122	14,754,701

Deficit under Canadian GAAP	(13,798,743)	(12,453,139)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)

Deficit under United States GAAP	(14,558,039)	(13,212,435)

Total shareholders' equity under United States GAAP	387,083	1,542,266

Total liabilities and shareholders' equity under United States GAAP	$ 619,854	$ 1,611,376

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statements of operations and cash flows.

Oil and gas properties

Under both United States and Canadian GAAP, property, plant and equipment must be assessed for potential impairment.

Under Canadian GAAP, a ceiling test is applied to ensure that capitalized costs for oil and gas properties and equipment do not exceed the sum of estimated undiscounted, future net revenues from proven reserves less the cost incurred or estimated to develop those reserves, interest and general and administration costs, and an estimate for restoration costs and applicable taxes. Any impairment loss as a result of the ceiling test is to be measured as the amount by which the carrying amount of the asset exceeds the expected future cash flows discounted using a risk free interest rate.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Oil and gas properties (cont’d…)

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007, 2006 and 2005.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2007, 2006 and 2005.

For the year ended December 31, 2002 and prior, for United States GAAP purposes, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.

Loss per share

Under both Canadian GAAP and United States GAAP basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States GAAP, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States GAAP for the years ended December 31, 2007, 2006, and 2005 was 44,633,841, 43,951,326 and 41,476,215, respectively.  Accordingly, the loss per share for the years ended December 31, 2007, 2006, and 2005 was $(0.03), $(0.01) and $(0.01), respectively.

Recent accounting pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within that fiscal year.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2007

14. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

Recent accounting pronouncements (cont’d…)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option.  However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities.  SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”.

The Company does not expect that the adoption of these new accounting pronouncements will have a significant effect on its financial statements.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC # 000-27768

Registrant

June 27, 2008      By  s/s Martin Cotter

Date                       Martin Cotter, President/Director

June 27, 2008       By s/s Neal Iverson

Date                       Neal Iverson, Director