Form 20-F
period 2008-12-31
PORTRUSH PETROLEUM CORP
filed 2009-06-30
CIK 1008112

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Fiscal Year Ended December 31, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 000-27768

Portrush Petroleum Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

 (Address of principal executive offices)

Neal Iverson:: 604-687-2923; info@portrushpetroleum.com; 595 Howe Street #700,, Vancouver, BC  V6C 2T5

(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.	45,614,530
Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes [ ]	No [X]
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	Yes [ ]	No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days

	Yes [X]	No [ ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ]	Non-accelerated filer [X]
Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:
U.S. GAAP [ ] International Financial Reporting Standards as issued by International Accounting Standards Board [ ]		Other [X]
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:	Item 17 [X]	Item 18 [ ]
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	Yes [ ]	No [X]

Index to Exhibits on Page 52

PORTRUSH PETROLEUM CORPORATION

FORM 20-F ANNUAL REPORT

FISCAL 2008 ENDED DECEMBER 31, 2008

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

BUSINESS OF PORTRUSH PETROLEUM CORPORATION

The Company is in the business of acquiring, exploring, and developing (when appropriate) oil/gas properties.  The Company maintains: a 22.5% working interest in the Lenox Prospects, a producing oil/gas property in Michigan, USA; a 10% working interest (7.5% net revenue interest) in the Mission River Development Project, a producing oil/gas property in Texas, USA; an 65% working interest in the Waubuno Prospect in Ontario, Canada.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

 --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

  --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for years ended December 31st 2008/2007/2006 was derived from the financial statements of the Company that have been audited by Davidson & Company LLP, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2005/2004 ended December 31st was derived from audited financial statements of the Company, not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

__________________________________________________________________________________

__________________________________________________________________________________

                             Year        Year        Year        Year        Year

                            Ended       Ended       Ended       Ended       Ended

                       12/31/2008  12/31/2007  12/31/2006  12/31/2005  12/31/2004

----------------------------------------------------------------------------------

Canadian GAAP

Net Revenue                  $670        $393        $777        $594        $442

Operating Income (Loss)     ($336)     ($1330)      ($431)      ($153)      ($693)

Net Income (Loss)           ($410)     ($1346)      ($435)      ($160)      ($766)

(Loss) per Share           ($0.01)     ($0.03)     ($0.01)     ($0.01)     ($0.02)

Dividends Per Share         $0.00       $0.00       $0.00       $0.00       $0.00

Wtd. Avg. Shares (000)      45287       44634       43938       41573       33859

Period-end Shares O/S (000) 45615       45262       43759       43434       40342

----------------------------------------------------------------------------------

Working Capital             ($642)       ($91)       $143        $158       ($287)

Oil/Gas Properties           $841        $514        1348        1571        1642

Long-Term Obligations         $59         $36          10          10           6

Capital Stock              $13609      $13590       13508       13399       12854

Shareholders’ Equity         $140        $387        1542        1718        1349

Total Assets                $1029        $620        1611        1834        1790

----------------------------------------------------------------------------------

US GAAP

Net Loss                   ($ 426)    ($1,346)

Loss Per Share             ($0.01)     ($0.03)

----------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation under US GAAP to 12/31/2008 was ($14,984,156).

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High      Low   Close

May 2009                                                 1.19     1.10    1.11

April 2009                                               1.26     1.20    1.20

March 2009                                               1.29     1.22    1.26

February 2009                                            1.27     1.22    1.27

January 2009                                             1.27     1.18    1.24

December 2008                                            1.30     1.20    1.22

------------------------------------------------------------------------------

Fiscal Year Ended 12/31/2008                    1.07     1.30     1.02    1.22

Fiscal Year Ended 12/31/2007                    1.07     1.19     0.92    0.99

Fiscal Year Ended 12/31/2006                    1.13     1.18     1.11    1.16

Fiscal Year Ended 12/31/2005                    1.21     1.27     1.16    1.17

Fiscal Year Ended 12/31/2004                    1.30     1.40     1.18    1.20

Fiscal Year Ended 12/31/2003                    1.38     1.57     1.29    1.29

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

Corporate Risks

Investors may be disadvantaged because the Company is incorporated in Canada, which has different laws.

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.

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

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Passive Foreign Investment Company (“PFIC”) designation could lead to an adverse tax situation for U.S. investors.

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

Risks Relating to Financial Condition

Going concern assumption used by management highlights doubts on the Company’s ability to successfully continue.

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

The Company’s History of Operating Losses is likely to continue leading to need for additional potentially unavailable financings and related problems.

The Company has a history of losses: ($409,924), ($1,345,604), and ($435,117) in Fiscal Years 2008/2007/2006.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital may need to be available to help maintain and to expand work on the Company’s principal exploration/development property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration/development efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There are 100 million common shares authorized; and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

The Company’s Need for Additional Financing to Finish Property Exploration/Development could lead to the Company’s inability to finish proposed property exploitation and/or loss of properties.

The Company is engaged in the business of exploiting oil/gas properties.  The Company believes it may have insufficient funds to undertake its planned operations and exploration projects during Fiscal 2009; additional financing will be required to continue exploration and to develop the oil/gas properties identified and to place new wells into commercial production.  The exploitation of the Company’s oil/gas properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s oil/gas properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

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

Risks Relating to Management and Specific Operations

The Company’s Articles of Continuation contain provisions indemnifying its officers and directors against all costs, charges and expenses incurred by them.

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

Key management employees may fail to properly carry out their duties or may leave which could negatively impact corporate operations and/or stock pricing.

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration/development projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Directors and its Senior Management, including its President/CEO/CFO, Martin Cotter; and its Corporate Secretary, Neal Iverson.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors are associated with other resource companies and such conflicts of interest and/or lack of attention to corporate affairs could have a negative impact on corporate operations and/or stock pricing.

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

Risks Relating to the Company’s Common Shares

Principal Stockholders, Officers and Directors have substantial control regarding stock ownership; this concentration could lead to conflicts of interest and difficulties in the “public” investors effecting corporate changes, and could adversely affect the Company’s stock prices.

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

Employee/Director/Consultant Stock Options could lead to greater concentration of stock ownership among insiders and could lead to dilution of stock ownership which could lead to depressed stock prices.

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

Low Stock Market Prices and Volume Volatility for the Company’s common shares create a risk that investors might not be able to effect purchases/sales at prices that accurately reflect corporate value.

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

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.03 (low) to CDN$0.11 (high) during the period from 1/1/2008 to 12/31/2008, trading at CDN$0.05 on 12/31/2008; the closing price of our shares was CDN$0.03 on 5/31/2009. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

Portrush Petroleum Corporation (hereinafter, together with its subsidiary, is also referred to as the “Company”) in engaged in the exploration for and production of oil/gas.  Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects), and two oil/gas properties during 2001.  The less promising properties have been disposed of and during 2002-2003 focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Mission River Development Project was acquired in January 2004.  A 45% working interest in the Chico Martinez Field, a producing oil/gas property in California, was acquired in February 2008 and abandoned later in 2008; a 65% working interest in the Waubuno Prospect, an oil/gas exploration property in Ontario, Canada, was acquired in early 2007.

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

The Company has an unlimited number of no-par common shares authorized.  At 12/31/2008, the end of the Company's most recent fiscal year, there were 45,614,530 common shares issued and outstanding.  At 5/31/2009, there were 45,614,530 shares issued and outstanding.

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

Property Acquisitions

Fiscal 2008: Chico Martinez Field, California, USA

Fiscal 2007: Waubuno Prospect, Ontario, Canada

Fiscal 2006: None

Fiscal 2005: None

Fiscal 2004: Mission River Development Project, Texas

Fiscal 2003: Lenox North Prospects, Michigan

Fiscal 2001: Rock Springs Prospects, Wyoming

Fiscal 2000: Lambton/Kent Counties = Michigan Basin Property, Ontario

             Cranberry-Botha Prospects, Alberta

             Lenox Prospects, Michigan

Property/Asset Dispositions

Fiscal 2008: Chico Martinez Field, California, USA

Fiscal 2007: None

Fiscal 2006: None

Fiscal 2005: None

Fiscal 2004: None

Fiscal 2003: None

Fiscal 2002: Rock Springs Prospects, Wyoming

Fiscal 2001: Lambton/Kent Counties = Michigan Basin Property, Ontario

Capital Expenditures

Fiscal 2008: $  504,290 for oil/gas property acquisition/exploration/advance

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

2008:  Private Placement               333,500 Units                  $ 20,010

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

______________________________________________________________________________

4.B.  BUSINESS OVERVIEW

Business of the Company – 2008/2007/2006/2005/2004/2003/2002/2001/2000

In April/May 2000, the Company acquired the Lambton/Kent Prospects in Ontario, Canada.  In June 2000, the Company acquired the Lenox Prospects in Michigan, USA.  In January 2001, the Company acquired the Cranberry-Botha Property in Alberta, Canada; the Company has written off its investment in the project.  In September 2001, the Company acquired the Rock Springs Property in Wyoming, USA; this project was abandoned in August 2002.  In September 2003, the Company acquired the Lenox North Prospects.  In February 2004, the Company acquired the Mission River Development Project in Texas, USA.  In November 2004, the Company acquired a 5% working interest in a prospect located in Ontario, Canada, in exchange for funding 50% of the project costs by paying US$120,000; the Company will receive a payout of all costs incurred plus a 5% working interest in the project.  In early 2007, the Company acquired a 65% working interest in the Waubuno Prospect, an oil/gas exploration property in Ontario, Canada.  In February 2008, the Company entered into an option agreement whereby it could acquire and develop an 89% interest in the Chico Martinez Oil Field, Kern County, California; the Company completed its review of the development plans for the Chico Martinez project and declined further involvement in the project.

Lenox Prospects, Michigan, USA

The Michigan Basis contains extensive belts of organic reefs composed of carbonate rocks (limestone and dolomite) formed under shallow seas in the Silurian period.  These oil/gas-filled reefs are the principal targets for exploration companies in the basin.  The Company is now in a position to form relationships with the industry partners to evaluate other Silurian reef projects in the basin.  The Company will avoid exposing itself to unnecessary risks in pursuing these opportunities.

A successful well was brought into production in January 2002 and a second well was completed in January 2003.  The initial producing well, Richards #1-20, was drilled to a total depth of 3,000 feet and intersected the Brown Niagaran reef anomaly at approximately 2,900 feet.  The second producing well, the Martin #1-21, is a 600-foot step-out from the discovery well.  Management anticipates that drilling expenditures on this property will not be significant during 2009.  Production from the two wells is no longer considered material.

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

Production revenue from the Lenox Prospects for 2008 was $110,894, derived from the combined production of the Richards #1-20 and the Martin #1-21.

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

Mission River Development Project

In February 2004, the Company entered into an agreement with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas.  The Company paid 10% of the estimated drilling costs for the 12 well development drilling program and acquired a 10% working interest in the project.  he property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.  The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet.  After the first six shallow wells were drilled the working interest partners agreed to drill two deep wells in exchange for the six remaining shallow wells.  The two deep wells have been drilled to 10,400 feet and 8,600 feet.

In October 2004, the Company did not exercise its right to acquire up to an additional 19% interest in the Mission River Development Project.

Natural gas in the area is typically sold into the local spot market at an estimated discount of US$0.50/mcf, relative to the Henry Hub price.  The Henry Hub price for 2008 was about US$9.32 per Mmbtu.  A compression fee may be applied to the wellhead price.  The operating costs of a typical gas well are estimated to be US$3,500 per month.  Crude oil in the area is trucked to a local refinery and nets an estimated wellhead price of Cushing Spot less a US$1.50/barrel discount.  The Cushing Spot price for 2008 was about US$100 per barrel.

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

During 2004/2005/2006/2007/2008/2009, Company completed the following wells on the project, producing oil, gas, and condensate:

     July 2004: Scanio-Sheldon Well  #4;

     July 2004: Scanio-Sheldon Well  #5;

   August 2004: Scanio-Sheldon Well  #3;

   August 2004: Scanio-Sheldon Well  #2;

   August 2004: Scanio-Sheldon Well  #1;

 February 2005: Scanio-Sheldon Well  #9;

    March 2006: Scanio-Sheldon Well  #6;

   August 2006: Scanio-Sheldon Well  #7;

    March 2007: Scanio-Hawn Well #1;

 November 2007: Scanio-Sheldon Well  #8;

     June 2008  Scanio-Sheldon Well #10

   August 2008: Scanio-Shelton Well #9,#11, #12

Production revenue from the Mission River Development Project for 2005 was $258,706, derived from the combined production of the first five wells noted above.  Production revenue from the Mission River Development Project for 2006 was $334,978, derived from the combined production of the first seven wells noted above.  Production revenue from the Mission River Development Project for 2007 was $278,568, derived from the combined production of the eight wells noted above.  Production revenue from the Mission River Development Project for 2008 was $558,816.

The Mission River field has nine wells on production; and at 5/31/2009 was producing approximately 2.5 million cubic feet of gas and 90 barrels of oil a day.

An upgrade of the pipeline gathering system was completed in December 2006, which allowed an increase in production capacity from three million cubic feet a day to eighteen million cubic feet a day.

The operator, McAlester has decided to proceed with a new three-well program.  The Company will not participate in this program.

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

The well is considered a near miss of a pinnacle reef. The 2-D Seismic anomaly on which it was drilled is considered “sideswipe” to a pinnacle. The Company planned a more sophisticated 3-D Seismic survey over the lands to pinpoint a drillable anomaly. This survey was completed in May 2008 and received a favorable geophysical report and interpretation from its consultants in Calgary, Alberta. The Company finished drilling the second well in late December and must now decide to complete or abandon the well.

The prospect is on trend and mid point between two pinnacle reef gas storage pools, Kimball Colinville and Waubuno and it is favourably located with respect to a Union Gas Pipeline tie-in located on the Kimball Side Road approximately 1.55 miles from the prospect.

Portrush commissioned a Calgary based Petrophysical Consulting firm to conduct a review of the Moore 6-12-III #2 well on its Waubuno property in Moore (St. Clair) Township, Lambton County, Southwestern Ontario which was drilled in December 2008. The review focused on log calculations and an oil show observed during drilling at the top of the main potentially productive porosity interval. The results will be considered preliminary until such time as the well is placed on production. The Company holds an 89% WI in the project.

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

United States vs. Foreign Sales/Assets

During 2008, 2007 and 2006, respectively, the Company generated $669,710, $392,534, and $777,455 in oil/gas production revenue, from the Lenox Prospects in Michigan, USA and the Mission River Development Project in Texas, USA.

At 12/31/2008 and 12/31/2007, respectively, $563,231 and $335,087 of the Company’s capital assets were located in Canada; the remainder were located in the United States, principally the Lenox Prospects, Lenox North Prospects, and the Mission River Development Project.

Oil/Gas Operations

Summary of the Company’s appraised interests in oil and gas reserves after royalties is contained in the following table.  At 12/31/2004, all proved reserves are located at the Lenox Prospects in Michigan, USA; and at 12/31/2006, 12/31/2007, and 12/31/2008, both the Lenox Prospects and the Mission River Development Project contain proven reserves.

Table No. 3

Supplemental Information on Oil and Gas Producing Activities

Schedule of Changes in Reserves

______________________________________________________________________________

______________________________________________________________________________

                                                                  Oil     Gas

                                                                  SBL    MMcf

------------------------------------------------------------------------------

Reserves, 12/31/2003                                           15,133     0.0

Discoveries/Extensions:                                        26,700   326.0

Revisions                                                       9,173     0.0

Production                                                     (7,524)  (12.0)

Reserves, 12/31/2004                                           43,482   314.0

Discoveries/Extensions:                                             0       0

Revisions                                                      16,612   169.0

Production                                                     (7,399)  (14.0)

Reserves, 12/31/2005                                           52,695   469.0

Discoveries/Extensions:                                             0       0

Revisions                                                     (20,956) (273.0)

Production                                                     (4,162)  (53.0)

Reserves, 12/31/2006                                           27,577   143.0

Revisions                                                     (20,932)  (93.0)

Production                                                     (3,033)  (31.0)

Reserves, 12/31/2007                                            3,612    19.0

Discoveries/Extensions:                                           386    49.0

Technical Revisions                                             1,379    23.0

Economic Factors                                               (1,459)    0.0

Production                                                     (2,983)  (48.0)

Reserves, 12/31/2008                                              935    43.0

______________________________________________________________________________

______________________________________________________________________________

Average sales price per unit and average production cost for oil and gas produced during the periods are shown in the following table.  Production costs are allocated based on the weighted average of oil and gas sales.

Table No. 4

Product Pricing and Production Costs

______________________________________________________________________________

______________________________________________________________________________

               Average Sales Price               Average Production Costs_____

Year    Gas (per mcf)   Liquids (per bbl)   Gas (per mcf)    Liquids (per bbl)

2008            $9.25                $98           $0.80                   $6

2007            $6.93                $64           $0.80                   $6

2006            $6.68                $62           $3.16                   $6

2005           $11.00                $50           $3.16                   $6

2004            $7.50                $43           $0.80                   $6

______________________________________________________________________________

______________________________________________________________________________

Productive wells as of 5/31/2009 were as follows:

Table No. 5

Productive Wells

______________________________________________________________________________

______________________________________________________________________________

                                     Gross Wells                   Net Wells

                                     Gas     Oil                 Gas       Oil

Lenox Prospects                        0       2                  0.0     0.45

Mission River Development Project      7       2                  0.525   0.15

______________________________________________________________________________

______________________________________________________________________________

Total developed and undeveloped acreage interests owned by the Company is summarized by geographic area in the following table, as of 5/31/2009.

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

Productive and dry wells drilled during the following fiscal periods:

Table No. 7

Drilling Activity

______________________________________________________________________________

______________________________________________________________________________

                                   Gross                             Net

Year                         Productive   Dry                 Productive   Dry

2009-to-date                          0      1                     0.00   0.89

2008                                  4      1                     0.40   0.89

2007                                  2      1                     0.20      1

2006                                  2      0                     0.20      0

2005                                  1      0                     0.10      0

2004                                  5      1                     0.50   0.45

2003                                  1      1                     0.225  0.45

2002                                  1      0                     0.225     0

______________________________________________________________________________

______________________________________________________________________________

Present Activities

There is one well yet to be drilled in Calendar 2009.

Delivery Commitments

There are no delivery commitments as of 5/31/2009.

Plan Of Operations

Source of Funds for Fiscal 2009

The Company generated $669,710 in oil/gas revenue in Fiscal 2008 and anticipates a decrease during Fiscal 2009.

The Company had a negative working capital balance of ($641,745) at 12/31/2008.

At 5/31/2009, the Company had 2,600,000 outstanding stock options with exercise prices ranging from $0.10 to $0.15.  At 5/31/2009 the Company had 6,233,500 outstanding share purchase warrants with an exercise prices ranging from $0.05 to $0.12.

During Fiscal 2007, the Company established a $300,000 credit facility with a bank in Texas, USA.  During Fiscal 2008, the Company transferred the loan to the Texas Community Bank under the same terms with an increased credit facility of US$450,000.  The loan payable is secured by the Company’s interests in the Mission River property in Texas, USA.  At 3/31/2009, the Company had taken advances on the loan payable of $550,260 (US$450,000) bearing interest rates at prime plus one-half percent per annum.

The Company has had discussions with third parties about additional equity offerings; but, the talks as of 5/31/2009 were preliminary.

Use of Funds for Fiscal 2009

During Fiscal 2009, the Company estimates that total general/administrative costs will be approximately $450,000.  During Fiscal 2009, the Company estimates that it will expend $500,000 on property acquisition/exploration/development.

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

Mission River Development Project

In February 2004, the Company entered into an agreement with the McAlester Fuel Company of Houston, Texas to develop the Mission River Project situated in Refugio and Goliad Counties, Gulf Coast, Texas.  The Company paid 10% of the estimated drilling costs for the 12 well development drilling program and acquired a 10% working interest in the project.  The property is subject to a 25% royalty. The property is crossed over by a natural gas pipeline and can be serviced by two natural gas transmission systems.  The initial twelve (12) well program was designed to test bypassed oil and gas payzones in the traditional producing intervals from 5,000 to 6,400 feet.  After the first six shallow wells were drilled the working interest partners agreed to drill two deep wells in exchange for the six remaining shallow wells.  The two deep wells have been drilled to 10,400 feet and 8,600 feet.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2008, 12/31/2007, and 12/31/2006 should be read in conjunction with the Company’s consolidated financial statements and notes thereto.

Overview

Without any material properties at 12/31/1999, the Company acquired interests in five oil/gas properties during 2000 (including the Lenox Prospects) and two oil/gas properties during 2001.  The less promising properties have been disposed of and during 2002-2003 focused its efforts on the oil/gas producing Lenox Property in Michigan, USA.  The Lenox North Property was acquired in September 2003; the Mission River Development Project was acquired in January 2004; the Waubuno Prospect was acquired in June 2006; and the Chico Martinez Field was optioned in February 2008 (abandoned later in 2008).

The funds raised in the equity financings discussed below have been used for the aforementioned property acquisitions and the funding of the Company’s share of oil/gas well exploration/development.  This has led to nine producing oil/gas wells: $777,455 in oil/gas revenue in Fiscal 2006, production of 5,066 barrels of oil and 53,000 MCF of gas in Fiscal 2006; $392,534 in oil/gas revenue in Fiscal 2007, production of 3,033 barrels of oil and 31,000 MCF of gas in Fiscal 2008; and $669,710 in oil/gas revenue in Fiscal 2008, production of 2,983 barrels of oil and 48,000 MCF of gas in Fiscal 2008.

Financings

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

In July 2007, the Company completed a private placement of 1,500,000 Units at a price of $0.10.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at $0.12 for a period of twenty-four months.  A $5,357 finders fee was paid through the issuance of 53,571 common shares.  All shares and warrants issued from this offering were subject to a four-month hold period.

In November 2008, the Company completed a non-brokered private placement of 333,500 units at $0.06 per unit consisting of one common share and one share purchase warrant with each warrant exercisable at $0.10 per share until 11/17/2010.  Finder’s fee of 18,667 common shares are payable to MHT Corporate Services Ltd.

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

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007 and 2006.

Stock-based compensation

There is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2008, 2007 and 2006.

Recent accounting pronouncements

In December 2007, the Emerging Issues Task Force (EITF”) met and ratified EITF No.07-01, Accounting for Collaborative Arrangements, in order to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This EITF is effective for financial statements issued for fiscal years beginning after December15, 2008, and interim periods within those fiscal years. This EITF is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently assessing the impact of this EITF to our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.

SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. Early adoption is permitted. We are currently reviewing the provisions of SFAS No. 161 and have not yet adopted the statement. However, as the provisions of SFAS No. 161 are only related to disclosure of derivative and hedging activities, we do not believe the adoption of SFAS No. 161 will have a material impact on our consolidated operating results, financial position, or cash flows.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Financial Statements.

Results Of Operations

Fiscal 2008 Ended December 31, 2008 versus Fiscal 2007

The Company generated $669,710 during 2008 (versus $392,534) in oil/gas revenue from the Lenox Prospects and Mission River project.  Revenue increased due to increased production from the Lenox and Mission River projects; and higher product prices during the first part of 2008.  Offsetting this revenue was $250,148 (versus $1,233,325) in depletion costs; the ceiling test calculation determined that the net book value of the Company’s assets in the USA exceeded net future cash flows from proven reserves and, accordingly, the Company recorded extra depletion of $1,049,683 during 2007.  Oil/gas operating expenses were $169,080 (versus $94,912), reflecting increased production activity.  Gross Profit (loss) was (250,482) versus ($935,703).

General/Administrative (excluding stock-based compensation) expenses increased 58% to $548,383 during 2008 (versus $347,180), as expected, due to the Company’s increased exploration and development activity.  Tight control over costs resulted in: Management Fees To Related Party falling 4% to $76,280; Professional Fees fell 3% to $88,230; and the Company expended $100,000 optioning a property in California where the option was not exercised and the costs were charged to operations.

Non-Cash stock-based compensation relating to the granting of stock options fell slightly to $38,249.

Interest Expense rose tenfold to $29,739 reflecting increased use of the bank line of credit established July 2007 and increases to US$450,000 during 2008.

Net Loss for Fiscal 2008 was ($409,924) versus ($1,345,604).  Basic and Diluted Loss Per Share was ($0.01) versus ($0.03).

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

General/Administrative (excluding stock-based compensation) expenses fell 15% to $347,180 during 2007 (versus $409,264), as expected, due to the Company’s decreased exploration and development activity, fund raising, and investor relations’ effort.  Professional Fees fell 41% to $91,377 from $154,858 and investor Relations expenses fell 41% to $44,355 from $75,208.

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

Net Loss for Fiscal 2006 was ($435,117) versus ($160,248).  Basis and Diluted Loss Per Share was ($0.01) versus ($0.01).

Liquidity and Capital Resources

Fiscal 2008 Ended December 31, 2008

Working Capital was a negative ($641,725) at 12/31/2008

Working Capital was a negative ($ 91,000) at 12/31/2007

The Company generated $669,710 in revenue from oil/gas production during Fiscal 2008.  While the Company anticipates decreased revenue during Fiscal 2009, cash flow from its oil/gas operations is not expected to be sufficient to fund all corporate operations and growth during the next fiscal year.  Thus, the Company expects to rely upon equity financing as its primary source of funding.

The Company has insufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs during Fiscal 2009.  Long-term, the payment of property payments and the development of its property interests will depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Cash Provided by Fiscal 2008 Operating Activities totaled $187,071, including the ($409,924) Net Loss.  Material adjustments included depletion of $250,148, financing fee of $106,000, foreign exchange loss of $99,934,  non-cash stock-based compensation of $38,249, and the $102,664 net change in non-cash working capital items.  Cash Used in Fiscal 2008 Investing Activities totaled ($504,290), for oil/gas property expenditures.  Cash Provided by Fiscal 2008 Financing Activities totaled $378,250, the inflows from the aforementioned private placement and a $359,190 increased loan payable from its bank credit facility.

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

The Company does not have any contractual obligations as of 5/31/2009 that will require significant cash outlays in the future.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 8

Directors and Senior Management

May 31, 2009

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

                                                                 Date of First

                                                                   Election or

Name                             Position                Age       Appointment

------------------------------------------------------------------------------

Martin P. Cotter (1)(2)          President/CEO/Director   57      January 1996

Neal Iverson (1)(3)              Director                 58        March 2000

Wes Franklin (4)(1)              Director                 62          May 2005

------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  He spends over half of his time on the affairs of the Company.

     Resident/Citizen of Ireland

     Business address: 65 Main Street, Blackrock, Dublin, Ireland.

(3)  Resident/Citizen of British Columbia, Canada

     Business address: c/o Portrush Petroleum Corp.

                           1687 West Broadway #200, Vancouver, BC  V6J 1X2

(4)  Resident/Citizen of Washington, USA

     Business address: 900 West Parkwood, Friendswood, Texas  77546

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

Senior Management Cash Compensation.  During Fiscal 2008 Ended 12/31/2008, the Company paid/accrued cash compensation/salary (directly and indirectly) to one Senior Management/Director totaling $76,280 to Martin Cotter.

The following table details compensation paid/accrued for Fiscal 2008/2007/2006 ended December 31st for the Senior Management and Directors.

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

                 2008  $76,280    nil      nil      nil   500,000     nil     nil

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

Table No. 10

Stock Option Grants in Fiscal 2008 Ended 12/31/2008

____________________________________________________________________________________

____________________________________________________________________________________

                               Percentage                 Market Value of Securities

                          Number       of    Exer.                Underlying Options

                              of    Total   Price                            on Date

                         Options  Options     Per       Grant  Expiration   of Grant

Name                     Granted  Granted   Share        Date        Date  Per Share

------------------------------------------------------------------------------------

Martin Cotter            500,000      44%   $0.10   6/10/2008   6/10/2011      $0.09

------------------------------------------------------------------------------------

Employees/Consultants    650,000     56%

------------------------------------------------------------------------------------

TOTAL                   1,150,000   100.0%

____________________________________________________________________________________

____________________________________________________________________________________

Options/SARs Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no stock options were exercised by Senior Management, Directors and/or employees/consultants; 300,000 stock options expired unexercised or were cancelled.  No SARs (stock appreciation rights) were granted/exercised during this period.

The following table gives certain information concerning stock option exercises during Fiscal 2008 (nil) by the Company’s Senior Management and Directors.  It also gives information concerning stock option values at 12/31/2008.

Table No. 11

Aggregated Stock Options Exercises in Fiscal 2008

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

Wes Franklin            0         $0    300,000/    nil        $nil/    $nil

Neal Iverson            0         $0    200,000/    nil        $nil/    $nil

Subtotal                0         $0  2,500,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

Others                  0         $0  2,150,000/    nil        $nil/    $nil

----------------------------------------------------------------------------

TOTAL                 NIL       $nil  4,650,000/    nil        $nil/    $nil

____________________________________________________________________________

Stock Options.  The Company may grant stock options to Directors, Senior Management and employees.  Refer to ITEM #6.E., “Share Ownership” and Table No. 9, No. 10, No. 11, and No. 12 for information about stock options.

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$100,000 per Senior Management.

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

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts. - No Disclosure Necessary -

6.C.3.  Board of Director Committees.

The Company only has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Audit Committee met five times in Fiscal 2008 and has met twice during Fiscal 2009-to-date.

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

The audit committee is authorized by the board of directors to:

a.

oversee the process of selecting/appointing the Company’s external auditor,

b.

oversee the conduct of the audit, and

c.

have primary responsibility for the relationship between the Company and its external auditor.

The audit committee's responsibilities include:

a.

take reasonable steps, at the time the auditor’s appointment is under consideration, to ensure that the auditor is independent of management of the Company in accordance with applicable standards,

b.

determine whether the audit fees charged by the auditor appear adequate in relation to the work required to support an audit opinion, without regard to fees that might be paid to the auditor for other services,

c.

meet with the auditor, regularly and when otherwise appropriate, without management present to determine whether there are any contentious issues between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction,

d.

establish, and monitor compliance with, the Company’s policies regarding:

i.

the auditor’s providing services beyond scope of the Company’s audit,

ii.

the Company’s hiring individuals formerly employed by the auditor to fill senior officer positions of the Company, and

e.

prepare annually a report describing the steps it has taken to ensure that the auditor is independent of management of the Company, including:

i.

the policies and procedures followed so that any contracts for non-audit services to be provided by the auditor do not compromise the auditor’s independence, and

ii.

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

6.D.  Employees

As of 5/31/2009, the Company had two employees, including two Senior Management.  As of 12/31/2008 and 12/31/2007, there were two and two employees (including the two Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

The following table lists as of 5/31/2009, Directors/Senior Management who beneficially own the Company's voting securities and the amount of Company's voting securities owned by the Directors and Executive Officers as a group.  The following table also includes all persons/companies (none) where the Company is aware that they have 5% or greater beneficial interest in the Company’s securities.

Table No. 12

Shareholdings of Directors and Executive Officers

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                              Amount and Nature   Percent

   of                                                  of Beneficial        of

Class    Name of Beneficial Owner                          Ownership   Class #

------------------------------------------------------------------------------

Common   Martin P. Cotter (1)                              4,896,666     10.8%

Common   Neal Iverson (2)                                    100,000     <0.1%

Common   Wes Franklin (3)                                  1,300,000      2.9%

Total Directors/Officers/5% Shareholders                   6,296,666     13.8%

------------------------------------------------------------------------------

(1)  2,000,000 represent currently exercisable stock options.

(2)    100,000 represent currently exercisable stock options.

(3)    300,000 represent currently exercisable stock options.

------------------------------------------------------------------------------

#  Based on 45,614,530 shares outstanding as of 5/31/2009 and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

a.

options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

b.

options may be exercisable for a maximum of five years from grant date;

c.

options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

d.

options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

e.

options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any twelve-month period;

f.

options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

g.

options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

h.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of 5/31/2009, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                              Number of Shares of   CDN$

                                           Common   Exer.      Grant   Expir’n

Name                                        Stock   Price       Date      Date

Martin P. Cotter                          500,000   $0.10    6/10/08   6/10/11

Martin P. Cotter                          500,000   $0.10    8/09/07   8/09/10

Neal Iverson                               50,000   $0.10    8/09/07   8/09/10

Neal Iverson                               50,000   $0.10   10/04/07  10/04/10

Wes Franklin                              300,000   $0.10   10/04/07  10/04/10

Total Officers/Directors                1,400,000

------------------------------------------------------------------------------

Employees/Consultants                   1,200,000

Total Officers/Directors/Etc.           2,600,000

______________________________________________________________________________

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders

7.A.1.a.  Holdings By Major Shareholders

Refer to ITEM #6.E. and Table No. 12 and Table No. 13.

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

______________________________________________________________________________

______________________________________________________________________________

                                                Shares      Shares      Shares

                                                 Owned       Owned       Owned

                                            12/31/2008  12/31/2007  12/31/2006

Martin P. Cotter                             4,896,666   4,896,666   4,296,666

______________________________________________________________________________

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 5/30/2009, the Company’s shareholders’ list showed 45,614,530 common shares outstanding, with 63 registered shareholders.  31 of these shareholders were U.S. residents, holding 8,626,171 common shares (representing about 19% of the issued/outstanding shares); 28 registered shareholders were resident in Canada, holding 36,737,692 common shares (81%), and four registered shareholders were resident in other countries, holding 250,667 common shares (<1%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 1385 beneficial owners of its common shares.

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

7.B.  Related Party Transactions

Martin Cotter, President/Director

During Fiscal 2008/2007/2006, the Company paid/accrued to Martin Cotter fees totalling $76,280, $79,000, and $80,875, respectively.

Other than as disclosed above and in prior Annual Reports on Form 20-F, there have been no transactions since 12/31/2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements

Fiscal 2008, Fiscal 2007, and Fiscal 2006, Ended December 31st

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

ITEM 9.  THE OFFER AND LISTING

9.A.4.  Common Share Trading Information

The Company’s common shares began trading on the OTC Bulletin Board on 3/19/2002 under the symbol PRRPF.OB.  The following table lists the volume of trading and high, low and closing sales prices on the OTC Bulletin Board for the Company's common shares for: the last six months, the last nine fiscal quarters, and the last five fiscal years.

Table No. 14

OTC Bulletin Board

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                            US Dollars

   Ended                               Volume           High     Low   Closing

Monthly

 5/31/2009                            901,700         US$0.04 US$0.02  US$0.04

 4/30/2009                            223,300            0.05    0.03     0.03

 3/31/2009                            591,600            0.05    0.03     0.03

 2/28/2009                            511,900            0.06    0.03     0.04

 1/31/2009                            200,800            0.06    0.03     0.04

12/31/2008                            881,900            0.06    0.02     0.03

------------------------------------------------------------------------------

Quarterly

 3/31/2009                          1,304,300           $0.06   $0.03    $0.03

12/31/2008                          3,622,700            0.10    0.02     0.03

 9/30/2008                          2,211,200            0.10    0.05     0.07

 6/30/2008                          1,236,800            0.11    0.07     0.07

 3/31/2008                          4,554,100            0.15    0.06     0.07

12/31/2007                          3,410,561            0.14    0.05     0.12

 9/30/2007                          1,569,582            0.11    0.05     0.08

 6/30/2007                            809,160            0.13    0.08     0.10

 3/31/2007                          2,176,307            0.14    0.08     0.12

------------------------------------------------------------------------------

Yearly

12/31/2008                         11,624,800           $0.15   $0.02    $0.03

12/31/2007                          7,965,610            0.14    0.05     0.12

12/31/2006                         14,789,772            0.24    0.10     0.13

12/31/2005                         12,397,371            0.22    0.07     0.14

12/31/2004                         16,028,281            0.40    0.10     0.21

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

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/1002 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last five fiscal years.

Table No. 15

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                          Volume            High        Low    Closing

------------------------------------------------------------------------------

Monthly

 5/31/2009                     1,217,000        CDN$0.04   CDN$0.04   CDN$0.03

 4/30/2009                       240,800            0.05       0.03       0.04

 3/31/2009                       565,600            0.06       0.04       0.05

 2/28/2009                       468,500            0.07       0.04       0.04

 1/31/2009                       423,400            0.07       0.04       0.04

12/31/2008                       820,600            0.08       0.04       0.05

------------------------------------------------------------------------------

Quarterly

 3/31/2009                     1,457,500           $0.07      $0.04      $0.05

12/31/2008                     3,330,660            0.10       0.04       0.05

 9/30/2008                     3,686,800            0.10       0.07       0.09

 6/30/2008                     3,114,200            0.11       0.08       0.08

 3/31/2008                     7,578,000            0.14       0.07       0.08

12/31/2007                     4,858,500            0.12       0.12       0.09

 9/30/2007                     2,333,800            0.12       0.07       0.07

 6/30/2007                     1,499,600            0.13       0.10       0.12

 3/31/2007                     3,422,600            0.16       0.11       0.13

------------------------------------------------------------------------------

Yearly

12/31/2008                    17,709,660           $0.14      $0.04      $0.05

12/31/2007                    12,114,500            0.16       0.07       0.09

12/31/2006                    12,041,500            0.16       0.07       0.09

12/31/2005                    22,768,200            0.26       0.09       0.18

12/31/2004                    40,933,200            0.50       0.15       0.28

______________________________________________________________________________

______________________________________________________________________________

The Company’s common shares began trading on the Berlin Stock Exchange on 4/30/2004, with the trading symbol of “PUQ.BE”. Total volume through 5/31/2009 was 19,500 (last traded 12/28/2007).  Prices ranged from euro$0.01 to euro$0.25; the closing price on 5/31/2009 was euro$0.02.

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

9.C.  Markets Identified

The common shares trade on the TSX Venture Stock Exchange in Canada, on the OTC Bulletin Board in the United States, and on the Berlin Stock Exchange in Europe.  Refer to ITEM #9.A.4.

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

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”.  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 12/31/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

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

The reporting currency of our consolidated financial statements is the Canadian Dollar.  Revenues from our operations outside of Canada represented 100% of our revenues in Fiscal 2008/2007/2006, all located in the United States and recorded in U.S. Dollars.  As a result, we enter into transactions with customers and suppliers in U.S. Dollars.  We are exposed to market risks from changes in foreign currency exchange rates that may affect our results of operations and financial condition and, consequently, our fair value. We do not enter into forward exchange contracts.  We manage these risks through internal risk management policies.  Many of our strategies are based on historical trading patterns and correlations and our management's expectations of future events.  However, these strategies may not be fully effective in all market environments or against all types of risks.  Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.  If any of the variety of instruments and strategies we utilize are not effective, we may incur losses.

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

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

  --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS - No Disclosure Necessary –

ITEM 15.  CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures.  Based upon that evaluation, the CEO/CFO have concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operated such that important information flowed to appropriate collection and disclosure points in a timely manner and were effective so as to allow the Exchange Act reporting information to flow to the Company's CEO/CFO, including the period when this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.  In addition, the CEO/CFO have certified that the disclosure and procedures were effective so that the information in our Exchange Act reports was communicated to our management.

There have been no changes in the Company's internal controls over financial reporting during the period covered by this annual report that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.  Nor have there been any corrective actions with regard to deficiencies or material weaknesses.

This annual report does not include an attestation of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of an unrelated director, the President/CEO/CFO of the Company, and the Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

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

Fees, including reimbursements for expenses, for professional services rendered by Davidson & Company LLP to the Company are detailed below.

Principal Accountant Fees and Services	Fiscal 2008 Ended 12/31/2008	Fiscal 2007 Ended 12/31/2007
Audit Fees	$30,000	$24,500
Audit-Related Fees	$nil	$nil
Tax Fees	$7,450	$2,550
All Other Fees	$nil	$nil
TOTAL	$37,450	$27,050

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

Audited Financial Statements

 Report of Independent Registered Public Accounting Firm, dated 4/22/2009

 Consolidated Balance Sheets at 12/31/2008 and 12/31/2007

 Consolidated Statements of Operations and Deficit

   for the years ended 12/31/2008, 12/31/2007 and 12/31/2006

 Consolidated Statements of Cash Flows

   for the years ended 12/31/2008, 12/31/2007 and 12/31/2006

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

         Annual Reports on Form 20-F, and Form 6-K’s ---

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

To the Shareholders of

Portrush Petroleum Corporation

We have audited the consolidated balance sheets of Portrush Petroleum Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2008, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 22, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 22, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

April 22, 2009

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT DECEMBER 31

	2008	2007

ASSETS

Current
Cash	$ 95,648	$ 34,617
Receivables	92,366	46,949
Prepaids	-	24,183

	188,014	105,749

Oil and gas properties (Note 4)	840,790	514,105

	$ 1,028,804	$ 619,854

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 279,499	$ 93,702
Loan payable (Note 5)	550,260	103,047

	829,759	196,749

Future site restoration (Note 6)	58,577	36,022

	888,336	232,771

Shareholders' equity

Capital stock (Note 7)	13,609,131	13,590,071
Contributed surplus (Note 7)	740,004	595,755
Deficit	(14,208,667)	(13,798,743)

	140,468	387,083

	$ 1,028,804	$ 619,854

Nature and continuance of operations (Note 1)

Subsequent event (Note 14)

On behalf of the Board:

“Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2008	2007	2006

REVENUE
Oil and gas revenue, net of royalties	$ 669,710	$ 392,534	$ 777,455

DIRECT COSTS
Depletion	250,148	1,233,325	399,036
Operating expenses	169,080	94,912	195,070
Total direct costs	(419,228)	(1,328,237)	(594,106)

EXPENSES
Consulting and administration fees	35,196	29,419	22,882
Interest expense	29,739	2,337	-
Investor relations	28,750	44,355	75,208
Financing fee (Note 5)	106,000	-	-
Management fees – related party	76,280	79,900	80,875
Office and miscellaneous	45,797	53,657	27,161
Professional fees	88,230	91,377	154,858
Property investigation (Note 4)	100,000	-	-
Shareholder costs	8,898	13,272	16,508
Stock-based compensation	38,249	46,671	205,385
Transfer agent and regulatory fees	21,630	22,219	19,795
Travel and promotion	7,863	10,644	11,977

Total expenses	(586,632)	(393,851)	(614,649)

Loss before other item	(336,150)	(1,329,554)	(431,300)

OTHER ITEM
Foreign exchange loss	(73,774)	(16,050)	(3,817)

Loss and comprehensive loss for the year	(409,924)	(1,345,604)	(435,117)

Deficit, beginning of year	(13,798,743)	(12,453,139)	(12,018,022)

Deficit, end of year	$ (14,208,667)	$ (13,798,743)	$ (12,453,139)

Basic and diluted loss per share	$ (0.01)	$ (0.03)	$ (0.01)

Weighted average number of shares outstanding	45,287,449	44,633,841	43,938,176

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED DECEMBER 31

	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (409,924)	$ (1,345,604)	$ (435,117)
Items not affecting cash:
Depletion	250,148	1,233,326	399,036
Financing fee	106,000	-	-
Foreign exchange loss	99,934	-	-
Stock-based compensation expense	38,249	46,671	205,385

Changes in non-cash working capital items:
(Increase) decrease in receivables	(32,920)	83,551	(52,305)
(Increase) decrease in prepaids	24,183	(1,624)	(22,559)
Increase (decrease) in accounts payable and accrued liabilities	111,401	35,086	(30,507)

Cash provided by operating activities	187,071	51,406	63,933

CASH FLOWS FROM FINANCING ACTIVITIES
Repaid to related parties	-	-	(16,571)
Loan payable	359,190	103,047	-
Proceeds from issuance of capital stock	20,010	150,000	93,750
Share issuance costs	(950)	-	-
Capital stock purchased for cancellation	-	(6,250)	(40,000)

Cash provided by financing activities	378,250	246,797	37,179

CASH FLOWS FROM INVESTING ACTIVITIES
Advances on oil and gas properties	-	-	(62,599)
Oil and gas property recoveries	61,891	61,355	-
Oil and gas property expenditures	(566,181)	(375,632)	(177,368)

Cash used in investing activities	(504,290)	(314,277)	(239,967)

Change in cash during the year	61,031	(16,074)	(138,855)

Cash, beginning of year	34,617	50,691	189,546

Cash, end of year	$ 95,648	$ 34,617	$ 50,691

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

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

Current market conditions make the present environment for raising additional equity financing less favorable.  The inability to raise additional financing may impact the future assessment of the Company as a going concern under CICA 1400 General Standards of Financial Statement Presentation.  See Note 12 for further disclosure regarding liquidity risk.

	2008	2007

Working capital (deficiency)	$ (641,745)	$ (91,000)
Deficit	(14,208,667)	(13,798,743)

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

Oil and gas properties

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in cost centres on a country-by-country basis. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements. At December 31, 2008, the Company has not capitalized any interest, general or administrative costs.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

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

Site restoration

The Company has adopted CICA Handbook Section 3110 “Asset Retirement Obligations”.  This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. Under this section, the Company has recognized estimated future net costs of well abandonment and site restoration, including removal of production facilities at the end of their useful life of $58,577 (2007 - $36,022).

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

DECEMBER 31, 2008

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive. At December 31, 2008, 2007 and 2006, the total number of potentially dilutive shares excluded from loss per share is 6,483,500, 5,600,000, 5,880,000 respectively.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

Financial instruments – recognition and measurement

The Company classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at the fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

Comprehensive income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Recent accounting pronouncements

Goodwill and Intangible Assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted and all three Sections must be adopted concurrently.

Credit Risk and the Fair Value of Financial Assets and Liabilities

In January 2009 the Emerging Issues Committee (“EIC”) issued EIC-173”Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This abstract requires companies to take counterparty credit risk into account when measuring the fair value of financial assets and liabilities, including derivatives. This new standard is effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2009. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

3.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the CICA. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

Assessing Going Concern

The Canadian Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (Note 1).

Financial Instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments – Disclosures, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments – Recognition and Measurement, Section 3863, Financial Instruments – Presentation, and Section 3865, Hedges (Note 12).

The AcSB issued CICA Handbook Section 3863, Financial Instruments – Presentation, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset (Note 12).

Capital Disclosures

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed (Note 13).

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

4.

OIL AND GAS PROPERTIES

The Company entered into agreements to acquire interests in various oil and gas properties as follows:

	2008	2007
Oil and gas properties:
U.S.A., proved	$ 3,401,999	$ 3,053,310
Canada, unproved	563,231	335,087

	3,965,230	3,388,397

Less: Accumulated depletion	(3,124,440)	(2,874,292)

	$ 840,790	$ 514,105

At December 31, 2008, the oil and gas properties include $563,231 (2007 - $335,087) relating to unproved properties that have been excluded from the depletion calculation.

Ontario prospects, Canada

The Company holds a 5% working interest in a prospect located in Ontario, Canada and is receiving a payout of all costs incurred.

The Company has also incurred exploration costs of $430,962 on an additional prospect located in Ontario, Canada. The Company has an 89% interest in this prospect.

Michigan, U.S.A.

The Company has a 22.5% working interest in a prospect located in Michigan, U.S.A.

Texas, U.S.A.

The Company acquired a 10% working interest in certain oil and gas leases located in the Refugio and Goliad Counties, Texas, U.S.A. As consideration for its interest, the Company made staged payments totaling US$1,044,000.  During fiscal 2008, the ceiling test calculation determined that the net book value of the Company’s assets in the U.S.A. exceeded net future cash flows from proven reserves and accordingly, the Company recorded a ceiling test write-down of $72,427 (2007 - $1,049,683) included in accumulated depletion.

California, U.S.A.

During fiscal 2008, the Company paid $100,000 pursuant to an option to acquire an interest in certain oil and gas leases in Kern County, California. The option was not exercised so the costs were charged to property investigation costs for fiscal 2008.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

4.

OIL AND GAS PROPERTIES (cont’d…)

The full cost ceiling test results as of December 31, 2008 resulted in impairment of evaluated oil and gas properties. The future prices used in the December 31, 2008 ceiling test are as follows:

	Natural Gas (Cdn $/Mmbtu)	Oil (Cdn $/Bbl)

2009	$ 7.94	$ 66.69
2010	8.85	81.35
2011	9.43	89.37
2012	9.88	101.79
2013	10.10	110.86
2014	10.21	113.62
2015	-	116.47

5.

LOAN PAYABLE

On July 25, 2007, the Company established a US$300,000 credit facility with the Regions Bank in Texas, USA maturing on July 25, 2008.  During fiscal 2008, the Company transferred the loan to the Texas Community Bank with an increased credit facility of $550,260 (US$450,000).  The loan bears interest at the Lender’s Commercial Prime Floating Rate plus one-half percent, matures on August 15, 2009, and is secured by the Company’s interests in the Mission River property in Texas, USA.

Subsequent to December 31, 2008, the Company also granted 4,400,000 warrants as fees in connection with the increased credit facility (Note 14). The warrants are valued at $106,000 using the Black-Scholes option pricing model with an expected volatility of 128%, a risk free interest rate of 1.37%, an expected life of 2 years and an expected dividend yield of 0%.

6.

FUTURE SITE RESTORATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2008	2007

Asset retirement obligation, beginning of year	$ 36,022	$ 10,494
Liabilities incurred	22,555	25,528

Asset retirement obligation, end of year	$ 58,577	$ 36,022

The undiscounted amount of cash flows, required over the estimated reserve life of the underlying assets, to settle the obligation, adjusted for inflation, is estimated at $94,339 (2007 - $52,739). The obligation was calculated using a credit-adjusted risk free discount rate of 10% and an inflation rate of 5%. It is expected that this obligation will be funded from general Company resources at the time the costs are incurred with the majority of costs expected to occur between 2009 and 2013.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Capital Stock	Contributed Surplus

Authorized
Unlimited common voting shares, no par value

Issued and outstanding:
Balance, December 31, 2005	43,433,792	$ 13,398,523	$ 337,747
Exercise of options	625,000	93,750	-
Stock-based compensation	-	-	205,385
Contributed surplus on exercise of stock options	-	56,164	(56,164)

	44,058,792	13,548,437	486,968

Purchased for cancellation	(300,000)	(40,000)	-

Balance, December 31, 2006	43,758,792	13,508,437	486,968

Private placement	1,500,000	150,000	-
Finder’s fee	53,571	5,357	-
Stock-based compensation	-	-	46,671
Purchased for cancellation	(50,000)	(6,250)	-
Reclassification on cancellation	-	(62,116)	62,116
Share issuance costs	-	(5,357)	-

Balance, December 31, 2007	45,262,363	13,590,071	595,755
Private placement	333,500	20,010	-
Finder’s fee	18,667	1,120	-
Finance fee	-	-	106,000
Stock-based compensation	-	-	38,249
Share issuance costs	-	(2,070)	-

Balance, December 31, 2008	45,614,530	$ 13,609,131	$ 740,004

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Private placements

During fiscal 2008, the Company issued 333,500 units at $0.06 per unit for gross proceeds of $20,010. Each unit consists of one common share and one share purchase warrant expiring November 17, 2010. Finder’s fees of 18,667 common shares valued at $1,120 were issued to MHT Corporate Services Ltd. The market price of the Company’s common stock was equivalent to the unit price on issuance, consequently, all the proceeds on the private placement were allocated to the common shares.

During the year ended December 31, 2007, the Company issued 1,500,000 units at $0.10 per unit for gross proceeds of $150,000. Each unit consists of one common share and one share purchase warrant exercisable at $0.12 per share expiring July 6, 2009. The Company issued 53,571 common shares valued at $5,357 as Finder’s Fees.

During the year ended December 31, 2006, the Company issued 625,000 common shares pursuant to the exercise of stock options for gross proceeds of $93,750.

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

The following incentive stock options and share purchase warrants were outstanding at December 31, 2008:

	Number of Shares	Exercise Price	Expiry Date

Options	1,600,000	$ 0.15	April 10, 2009 (expired unexercised subsequent to year end)
	300,000	0.15	April 25, 2009
	350,000	0.10	September 25, 2009
	175,000	0.15	October 31, 2009
	100,000	0.15	November 30, 2009
	325,000	0.10	May 31, 2010
	950,000	0.10	August 9, 2010
	350,000	0.10	October 4, 2010
	500,000	0.10	June 10, 2011

Warrants	1,500,000	0.12	July 6, 2009
	333,500	0.10	November 17, 2010

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options and warrants (cont’d…)

Warrants and stock option transactions are summarized as follows:

	Warrants		Stock Options
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding, December 31, 2005	2,387,500	$ 0.16	2,975,000	$ 0.15
Granted	-	-	2,725,000	0.15
Exercised	-	-	(625,000)	0.15
Expired/cancelled	(387,500)	0.20	(1,195,000)	0.15
Outstanding, December 31, 2006	2,000,000	0.15	3,880,000	0.15
Granted	1,500,000	0.12	1,625,000	0.10
Expired/cancelled	(2,000,000)	0.15	(1,405,000)	0.15
Outstanding, December 31, 2007	1,500,000	0.12	4,100,000	0.13
Granted	333,500	0.10	1,150,000	0.10
Expired/cancelled	-	-	(600,000)	0.14

Outstanding, December 31, 2008	1,833,500	$ 0.12	4,650,000	$ 0.12
Number currently exercisable	1,833,500	$ 0.12	4,650,000	$ 0.12

Stock-based compensation

During the year ended December 31, 2008, the Company granted 1,150,000 (2007 – 1,625,000; 2006 – 2,725,000) stock options to directors and consultants at a weighted average fair value of $0.05 (2007 - $0.03; 2006 - $0.08) per option. As at December 31, 2008, all of these options had vested with an attributed stock-based compensation expense of $38,249 (2007 - $46,671; 2006 - $205,385) credited to contributed surplus. The compensation recognized was calculated using the Black-Scholes option pricing model.

The following weighted average assumptions were used in the valuation of stock options granted:

	2008	2007	2006

Risk-free interest rate	3.04%	4.5%	4.1%
Expected life of options	2.12 years	3 years	1.4 years
Annualized volatility	100%	52%	93%
Dividend rate	0.00%	0.00%	0.00%

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Cash paid during the year for interest	$ 28,921	$ 2,337	$ -

Cash paid during the year for income taxes	$ -	$ -	$ -

Significant non-cash transactions during the year ended December 31, 2008 included:

a)

Recognizing $1,019 in oil and gas recoveries through receivables.

b)

Issuing 18,667 common shares at a value of $0.06 to pay $1,120 as finder’s fees for a private placement.

c)

Re-classfying $14,105 from oil and gas properties to receivables.

d)

Accruing future site restoration costs of $22,555.

e)

Accruing oil and gas property expenditures in accounts payable and accrued liabilities of $62,485 at December 31,2008

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

9.

RELATED PARTY TRANSACTIONS

The Company paid management fees of $76,280 (2007 - $79,900; 2006 - $80,875) to a director.  Included in prepaid expenses as at December 31, 2008 is management fees of $Nil (December 31, 2007 – $21,533). Included in accounts payable and accrued liabilities is $65,374 (2007 - $Nil) due to a director.

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

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

10.

INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Loss for the year	$ (409,924)	$ (1,345,604)	$ (435,117)

Expected income tax recovery	$ (122,850)	$ (457,854)	$ (157,870)
Non-deductible items for income tax purposes	119,762	435,255	209,857
Other items deductible for income tax purposes	(116,988)	(68,352)	(224,401)
Unrecognized benefits of non-capital losses	120,076	90,951	172,414

Actual income tax recovery	$ -	$ -	$ -

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2008	2007

Future income tax assets:
Oil and gas properties	$ 913,832	$ 450,114
Mineral property and related exploration expenditures	206,657	214,605
Financing fees	2,000	7,035
Operating losses available for future periods	655,672	645,483

	1,778,161	1,317,237
Valuation allowance	(1,778,161)	(1,317,237)

Net future income tax asset	$ -	$ -

The Company has incurred operating losses of approximately $1,950,000 in Canada which, if unutilized, will expire through 2028. Subject to certain restrictions, the Company also has capital losses and resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

11.

SEGMENT INFORMATION

All of the Company's operations are in the oil and gas industry and 100% of the revenues have been generated in the U.S.A.

The total amount of capital assets attributable to Canada is $563,231 (2007 - $335,087) and the total amount of capital assets attributable to the U.S.A. is $277,559 (2007 - $179,388).

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

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s cash is primarily held in large Canadian financial institutions.  The Company does not have any asset-backed commercial paper.  The Company’s receivables consist mainly of GST receivable due from the Federal Government of Canada and balances due from the sale of its share of oil and gas relating to its oil and gas properties.  Management believes that the credit risk concentration with respect to financial instruments included in receivables is minimal.

Currency risk

Cash held in foreign currencies other than the Canadian dollar is subject to currency risk.  The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar.

The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  There is a very limited interest rate risk as the Company holds no interest bearing financial obligations or assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.  The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

12.

FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk (cont’d…)

The Company is negotiating to extend its current credit facility for another year when it comes due (Note 5). Cash flow from operations will be used to reduce the amount of the loan over the next twelve months. The Company cannot undertake any additional projects without additional financing or joint ventures.

The Company is currently reviewing all of its holdings with a view to selling or farming out current projects. In the event that the credit facility is not extended, it will be necessary for the Company to sell one or more of its projects and the Company will not be able to undertake by itself the exploration and development of any additional projects. The payment of property payments and the development of the property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing and public financing. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  The ability of the Company to explore its oil and properties and the future profitability of the Company are directly related to the market price of oil and gas.  The Company monitors oil and gas prices to determine the appropriate course of action to be taken by the Company.

13.

CAPITAL MANAGEMENT

The Company's objectives when managing capital are:

•

to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

•

to provide an adequate return to shareholders by pricing products commensurately with the level of risk.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

14.

SUBSEQUENT EVENTS

Subsequent to December 31, 2008, the Company granted 4,400,000 bonus warrants to Mantle Resources LLC as fees in connection with a credit facility (Note 5). Each warrant is exercisable for one common share at a price of $0.05 per share expiring January 28, 2011. The expiry date can be reduced to January 28, 2010 upon the occurrence of certain events. The proceeds from the warrants will be used solely for either the payment of accrued interest and principal of the loan and, if the loan is in good standing, for any costs or expenses of certain new wells in Texas.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

15.

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

Consolidated financial statement balances under United States GAAP

	2008	2007

Consolidated balance sheets

Total assets under Canadian GAAP and United States GAAP	$ 1,028,804	$ 619,854
Additional depletion through ceiling test write-down	(16,193)	-
	1,012,611	619,854

Total liabilities under Canadian GAAP and United States GAAP	$ 888,336	$ 232,771

Capital stock, common shares returned to treasury and contributed surplus	14,349,135	14,185,826
under Canadian GAAP
Cumulative compensation expense on granting of stock options	759,296	759,296

Capital stock, common shares returned to treasury and contributed surplus
under United States GAAP	15,108,431	14,945,122

Deficit under Canadian GAAP	(14,208,667)	(13,798,743)
Cumulative compensation expense on granting of stock options	(759,296)	(759,296)
Additional depletion through ceiling test write-down	(16,193)	-
Deficit under United States GAAP	(14,984,156)	(14,558,039)

Total shareholders' equity under United States GAAP	124,275	387,083

Total liabilities and shareholders' equity under United States GAAP	$ 1,012,611	$ 619,854

Consolidated statements of operations, comprehensive loss and deficit	2008	2007
Total net loss under Canadian GAAP	$ (409,924)	$ (1,345,604)
Additional depletion through ceiling test write-down	(16,193)	-

Total net loss under United States GAAP	$ (426,117)	$ (1,345,604)

The impact of the differences between Canadian GAAP and United States GAAP do not materially affect the consolidated statement of cash flows.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

DECEMBER 31, 2008

15.

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

Under United States GAAP, costs accumulated in each cost center are limited to an amount equal to the present value, discounted at 10%, of the estimated future net operating revenues from proved reserves, net of restoration costs and income taxes. Under United States GAAP an additional ceiling test write-down was not required as at December 31, 2007 and 2006.

Stock-based compensation

Under both United States and Canadian GAAP, the Company accounts for stock based compensation as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and United States GAAP on the accounting for stock-based compensation for the years ended December 31, 2008, 2007 and 2006.

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

DECEMBER 31, 2008

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY

ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Recent accounting pronouncements

In December 2007, the Emerging Issues Task Force (EITF”) met and ratified EITF No.07-01, Accounting for Collaborative Arrangements, in order to define collaborative arrangements and to establish reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. This EITF is effective for financial statements issued for fiscal years beginning after December15, 2008, and interim periods within those fiscal years. This EITF is to be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. We are currently assessing the impact of this EITF to our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows.

SFAS No. 161 is effective for fiscal years beginning after November 15, 2008. Early adoption is permitted. We are currently reviewing the provisions of SFAS No. 161 and have not yet adopted the statement. However, as the provisions of SFAS No. 161 are only related to disclosure of derivative and hedging activities, we do not believe the adoption of SFAS No. 161 will have a material impact on our consolidated operating results, financial position, or cash flows.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the intangible asset. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles or SFAS No. 162. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” (FSP EITF 03-6-1). FSP EITF 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. Management has determined that the adoption of FSP EITF 03-6-1 will not have an impact on the Financial Statements.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation;    SEC #000-27768

Registrant

June 23, 2009      By  /s/ Martin Cotter

Date                       Martin Cotter, President/CEO/CFO/Director

June 23, 2009       By /s/ Neal Iverson

Date                       Neal Iverson, Director